SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For April, 2017
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Financial Statements as of

December 31, 2016 and 2015

2016 Financial Statements Table of Contents

Independent Auditor’s Report		F-3
Management Report		F-8
Statement of Financial Position		F-74
Income Statements		F-76
Statements of Comprehensive Income		F-77
Statements of Changes in Equity		F-78
Statements of Cash Flows		F-79
Statements of Value Added		F-81
Notes to the Financial Statements		F-82
1.	Operations
2.	Basis of preparation and presentation of the financial statements
3.	Summary of significant accounting policies
4.	Changes in accounting practices and disclosures
5.	Risk Management
6.	Key accounting estimates and judgements
7.	Cash and cash equivalents
8.	Restricted cash
9.	Trade receivables
10.	Related-party balances and transactions
11.	Water National Agency - ANA
12.	Investments
13.	Investment properties
14.	Intangible assets
15.	Property, plant and equipment
16.	Borrowings and financing
17.	Taxes recoverable/payable
18.	Deferred taxes and contributions
19.	Provisions
20.	Employees benefits
21.	Services payable
22.	Equity
23.	Earnings per share
24.	Business segment information
25.	Insurance
26.	Operating revenue
27.	Operating costs and expenses
28.	Financial income and expenses
29.	Other operating income (expenses), net
30.	Commitments
31.	Supplemental cash flow information
32.	Events after the reporting period
Executive Officers’ Statement		F-197
Fiscal Council’s Report		F-199
Audit Committee’s Summarized Annual Report		F-200

Independent Auditor’s Report

To the Shareholders, Board of Directors and Management of

Companhia de Saneamento Básico do Estado de São Paulo – SABESP

São Paulo – SP

Opinion

We have audited the financial statements of Companhia de Saneamento Básico do Estado de São Paulo – SABESP  (“the Company”), which comprise the statement of financial position as at December 31, 2016 the statements of profit or loss and other comprehensive income, changes in equity and cash flows for the year then ended, and notes, comprising significant accounting policies and other explanatory information.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Companhia de Saneamento Básico do Estado de São Paulo – SABESP  as at December 31, 2016, and of its financial performance and its cash flows for the year then ended in accordance with Accounting Practices Adopted in Brazil and with International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB).

Basis for Opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the relevant ethical requirements included in the Accountant Professional Code of Ethics (“Código de Ética Profissional do Contador”) and in the professional standards issued by the Brazilian Federal Accounting Council (“Conselho Federal de Contabilidade”) and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Valuation of provisions for contingencies

As described in note 19, the Company is  exposed to legal proceedings arising from civil and tax environmental matters. The measurement,  recognition as provision and the disclosure of provisions and contingent liabilities related to these lawsuits require professional´s  judgment of SABESP and its legal advisors regarding the completeness of the existing lawsuits, adequacy of provisions made and corresponding disclosure. Due to the relevance, complexity and judgment in the assessment, measurement and disclosure of contingent liabilities and the impact that the amounts involved may have on the Company's results if the potential exposures in these cases are realized, we consider this matter relevant to our audit.

How our audit addressed this matter

We evaluate the design, implementation and effectiveness of existing key internal controls related to the determination of estimates to provide or disclose the amounts in accordance with expected loss of litigation and how to ensure the completeness  and accuracy of the likelihood determined by the  Company. We evaluated the adequacy of the recognized amounts and the amounts of contingencies disclosed by analyzing the criteria and assumptions used to measure the amounts recogninez and/or disclosed and that took into account the assessments prepared by the Company's internal and external legal counsel. We assessed the assumptions used by the Company, obtaining a sample of processes, and, with confirmation of balances with internal and external advisors, analyzed the likelihood of gain or loss evaluating the risk classification considered by the Company based on the merit of the lawsuits and recently decision  updates on the progress of cases. In addition, we assess the adequacy of the disclosures made in the financial statements in relation to the accrued litigation and contingent liabilities.

Capitalization of Intangible Assets

As mentioned in note 14, during 2016, significant amounts resulting from commitments related to the concession contracts with the respective granting authorities relating to the maintenance and expansion of infrastructures were capitalized in intangible assets. The commitments linked to the concession agreements have a combination of expansion and maintenance of the infrastructures,  and therefore, the Company has to use a judgment to allocate expenditures between capitalized costs in the intangible asset, when the capacity increases and improvement of the network and maintenance expenses incurred to be recognized in profit & loss for the year. For this reason, we consider this matter relevant to our audit.

How our audit addressed this matter

Our audit procedures have included testing the design, implementation and effectiveness of key internal controls in the process of adding intangible assets , as well as assessing whether the cost capitalization policy in the intangible asset is in compliance with the accounting standards. We also tested a sample of the additions to the intangible asset to assess the existence, nature of the expense and proper classification between capitalizable cost or maintenance expenses. Finally, we assess the adequacy of the Company's disclosures about its capitalization policies and other related disclosures.

Other matters

Statements of value added

The statements of value added (DVA) for the year ended December 31, 2016, prepared under the responsibility of the Company’s management, and presented herein as supplementary information for IFRS purposes, have been subject to audit procedures jointly performed with the audit of the Company's financial statements.  In order to form our opinion, we assessed whether those statements are reconciled with the financial statements and accounting records, as applicable, and whether their format and contents are in accordance with criteria determined in the Technical Pronouncement 09 (CPC 09) - Statement of Value Added issued by the Committee for Accounting Pronouncements (CPC). In our opinion, the statements of value added have been fairly prepared, in all material respects, in accordance with the criteria determined by the aforementioned Technical Pronouncement, and are consistent with the overall financial statements.

Corresponding values

The amounts corresponding to the year ended December 31, 2015, presented for comparison purposes, were previously audited by other independent auditors who issued a report dated March 24, 2016, which did not contain any modification.

Other information accompanying the financial statements

Management is responsible for the other information comprising the management report.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact.

Responsibilities of management and those charged with governance for the financial statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with Brazilian accounting practices and with International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB) and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditors’ responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and international standards on auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and international standards on auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

  Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
  Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.
  Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
  Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors' report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors' report. However, future events or conditions may cause the Company to cease to continue as a going concern.
  Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
  Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements.Â  We are responsible for the direction, supervision and performance of the group audit.Â  We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

São Paulo, March 27, 2017

KPMG Auditores Independentes

CRC 2SP014428/O-6

(Original report in Portuguese signed by)

Marcelo Gavioli

CRC 1SP201409/O-1

2016 Management Report

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

2016 Management Report

2016 Management Report

MESSAGE FROM THE CEO

Overcoming the water crisis, legacies and management improvement

The highlight of 2016 was the end of the most serious water crisis ever recorded in the metropolitan region of São Paulo (RMSP). Today, we are back to normality, with a strong recovery of the reservoirs that supply the metropolis. The total volume of water reserves in early 2017 already surpasses that of 2013, before the severe drought took hold.

The return to normal conditions was possible thanks to a positive combination of three factors: emergency construction and structural works implemented right at the outset of the first signs of the crisis, which avoided a collapse in the water supply; resumption of normal rainfall levels, and the change in habits of the population, which understood the critical nature of the moment and began saving water. Notwithstanding the increase in water availability during 2016, the average consumption in the RMSP was 15% lower than that registered in 2013, before the crisis.

The severe crisis we faced has left us two important legacies. Today we have a more robust and resilient supply system, with capacity to face weather droughts as severe as the one we have experienced in 2014-2015, when three major projects come on stream: The São Lourenço Production System, the Interconnection between the Paraíba do Sul Water Basin and the Cantareira System and the reversal of the Itapanhaú Water Basin to the Alto Tietê System.

An example of operational legacy is the successful experience involving the intake of technical reserves of the Cantareira System through floating pumps, currently on loan to the National Integration Ministry to accelerate the arrival of waters from São Francisco river to the states of Paraíba and Pernambuco, which were on the verge of a collapse in water supply.

The all-out deployment of our professionals has added a significant technological and qualitative enhancement to our operations. From the institutional point of view, we are experiencing a movement towards closer relations between industry players (operators, regulators, specialists and water resource managers) with a view to improving the institutional framework.

The crisis has also spurred an extensive social debate about the need to review concepts of consumption and appreciation the value of water and sanitation, which in 2017 is now leading us toward a more qualified interaction with the regulatory agency (Sanitation and Energy Regulatory Agency of the State of São Paulo – ARSESP) regarding tariff review and restructuring process.

2016 Management Report

The regulatory body and the regulated party are required to explain the calculation of tariffs to society. Many opinion makers and individuals still mistakenly assume that they pay for the provision of a universalized service where all sewage is properly collected and treated. But actually the services delivered are not yet universal, particularly in areas of chaotic urbanization, due to Company deficiencies.

However, the reality is different: tariffs are calculated taking into account the investments and operational costs effectively incurred, rather than those that should have been made to provide services with, for example, European standards. SABESP has full technical capacity to advance towards universalization in the areas covered by its services. A proof of that is that the company is already providing full services in all cities of the interior of the State of São Paulo, which have lower urban complexity. This means that all urban properties are connected to the water and sewage network, and the waste collected is correctly treated prior to discharge in some water stream.

Year after year, the municipality of Franca, for example, has ranked first in the classification of the “Trata Brasil” Institute regarding the quality of services. Many cities have shown clear improvements in the quality of river waters, as a result of sewage treatment. This is the case, for example, of the Jundiaí river and of São Paulo’s stretch of the Paraíba do Sul river. In other words, there are no technical limits to advance towards more elevated and civilized sanitation standards.

We face two key challenges. First, we must combine the pace of investments to society’s capacity and willingness to pay. Since SABESP does not receive subsidies, the investments required for universalization come exclusively from earnings retained or loans, which, obviously, have to be repaid. To make it simple, the earnings received in a given year will make up the funds to be invested in subsequent years.

For this reason, the policy of distribution of dividends to SABESP’s shareholders is very important: in recent years, earnings have been allocated to investments in accordance with the legal limits. This benefits the population in the form of better services, and the shareholders, in the form of increased equity. In other words, contrary to the erroneous assumption that state-owned companies should not record profit, the excellent results achieved in 2016, of R$2.9 billion, mean good news for all, and not only for the company’s shareholders.

The second challenge is to align the actions of the Company to the municipal governments and the Public Prosecutor’s Office in order to reach solutions that may be compatible with the difficult task to provide sanitation services to irregular, yet consolidated, settlements.

2016 Management Report

Also, we should not limit the pace of investments to the payment capacity of the less well-off. If, on the one hand, we have to provide economic protection for this section of the population using social tariffs, on the other hand, we have to make all efforts to increase the willingness to pay of social levels that afford to do so. We must convince the middle and high social classes that society can do more and better. And the best way to reach this objective is to continuously increase the Company’s productivity in order to improve the quality of services in a manner that can be noticed by consumers.

With the situation normalized and having strengthened the structures and operations, in 2016 we were able to channel our efforts to improving the efficiency of our internal management. Once again we began addressing the phases for setting up the SABESP Integrated Information System– SiiS, in view of the SAP platform having come on stream in April 2017. Regarding the strategic planning, we completed the review of the Company’s targets for the next five years (2017-2021).

We gave the first steps towards expanding the Management Excellence Model (MEG) across all areas of the Company in order to promote best practices through exchange of experiences and partnerships, including internationally, for example, establishing technical cooperation arrangements and the Waste to Energy project of the ETE Barueri effluent treatment station. Another highlight was the evolution of risk management and compliance practices.

We have addressed the adjustments required in order to comply with the requirements of the State-owned Companies Law of June 2016, and we have made progress in building technical parameters for establishing an investment hierarchy in which ‘e match our limited resources with the urgencies of sanitation. The priorities obey the following order: 1) water quality, 2) water security, including countering losses and 3) sewage collection and treatment.

Countering water losses while providing health to those living in irregular areas, where SABESP is legally prevented from operating, is another task we have managed to address thanks to partnerships with the courts.

Planning is on-going, with partial execution to eliminate a total of 160,000 illegal connections. Being precarious and insalubrious, this “spaghetti junction” of pipes littering the side streets result in huge losses of water due to leakage and unlimited consumption, in addition to directly affecting the public health of the community.

2016 Management Report

Seeing the crisis in the rearview mirror, as we do now, does not mean removing the risk of water shortages from the list of priorities. Summarizing, we are now in the phase of enhancing what we have learned from the experience, but with our eyes always on the future of the water supply, but without losing sight of the expansion in sanitation and the efficient and sustainable management of our water resources.

Jerson Kelman, Chief Executive Officer

2016 Management Report

THE WORLD’S FOURTH LARGEST SANITATION COMPANY REGARDING POPULATION SERVED

      In 2016, Companhia de Saneamento Básico do Estado de São Paulo – SABESP completed 43 years of providing water and sewage services in the State of São Paulo, Brazil, always seeking to adapt to the needs of the different regions in which it operates, while preserving the collective interest that justified its creation.

      With its main offices in the capital of the State of São Paulo, it is a publicly-held and government-controlled company. The Government of the State of São Paulo holds 50.3% of the capital stock, with the remainder traded on stock exchanges in Brazil and overseas. On December 31, 2016, 30.3% of the shares were traded on the BM&FBovespa, in São Paulo, with the ticker SBSP3, while the remaining 19.4% were traded in the United States, on the New York Stock Exchange (NYSE) with the ticker SBS. On the BM&FBovespa, the Company’s shares continue to be part of the main indices.

      Responsibility for controlling, monitoring and regulating SABESP’s operations, including tariffs, rests for the most part with the São Paulo State Sanitation and Energy Regulatory Agency - Arsesp.

      Since early 2017, with the commencement of operations in the municipality of Santa Branca, SABESP is serving 367 municipalities of the State of São Paulo, providing water supply and sewage collection and treatment services to residential, commercial, government and industrial customers. Furthermore, it provides water on a wholesale basis to five municipalities in the metropolitan region of São Paulo (RMSP), four of whom also benefit from sewage treatment services.

      In 2016, the Company provided water to around 27.7 million people (24.7 million directly and 3.0 million residents in the five municipalities served on the wholesale market), representing about 66% of the urban population in the State. The sewage collection service serves approximately 21.2 million people.

      According to the Arup in Depth Water Yearbook 2014-2015, SABESP is the largest sanitation company in the Americas and the world’s fourth largest in population served.

In 2016, the Company maintained the trend towards the universalization of water supply already noticeable in previous years, reaching the mark of 8.7 million water connections. With regard to sewage services, the 7.1 million connections represent a sewage coverage ratio of 87%, and a collected sewage treatment ratio of 79% of the sewage collected.

2016 Management Report

Net revenues in 2016 were approximately R$14.1 billion, while income of R$2.9 billion exceeded the figure for the year preceding the water crisis, in current values. Assets amounted to R$36.7 billion, while market value stood at R$19.7 billion on December 31, 2016.

      Still with regard to its area of operations and market, the Company remains a shareholder in the companies, Águas de Castilho S.A., Águas de Andradina S.A. and Saneaqua Mairinque S.A., companies that provide water and sewage services, while in SESAMM – Serviços de Saneamento de Mogi Mirim S.A., it is in charge of the modernization, implementation and management of the sewage treatment system. In the non-domestic sewage segment, the Company is a shareholder in the company Attend Ambiental.

      In synergy with the importance of planning for developing water resources, SABESP continues to promote the use of reused water for non-prime purposes based on the production, supply and commercialization of reused water obtained from some of its sewage treatment plants, and it is also a shareholder in Aquapolo Ambiental.

In the electricity segment, SABESP is a shareholder in the company Paulista Geradora de Energia S.A, whose operations have been rescheduled to begin in the second half of 2018.

      In 2016, SABESP injected R$818.0 thousand in its investees, an amount corresponding to its percentage equity stake in the companies: Saneaqua Mairinque S/A (R$150.0 thousand), Águas de Andradina S/A (R$607.0 thousand), and Águas de Castilho S/A (R$61.0 thousand).

In its mission to “provide sanitation services, thereby contributing to improving the quality of life and of the environment”, SABESP’s operations are aligned with the Ten Principles of the United Nations Global Compact and with the environmental and socioeconomic policies of the government of the State of São Paulo.

This is how the Company adopts an approach to providing services and establishing relations with society and its suppliers, through planning and economic, social and environmental responsibility.

2016 Management Report

PANEL OF INDICATORS

Indicators	Unit	2016	2015	2014	2013	2012
Service
Water coverage ratio		Tends towards universalization (1)
Sewage collection coverage ratio	%	87	86	85	84	83
Collected sewage treatment coverage ratio (2)%		79	78	77	78	77
Resident population provided with water supply (3)	thousand inhabitants	24,689	24,446	24,193
Resident population provided with sewage collection (3)	thousand inhabitants	21,207	20,957	20,637
Positive perception of customer satisfaction (4)%		82	75	80	89	89
Operational
Water connections	thousands	8,654	8,420	8,210	7,888	7,679
Sewage connections	thousands	7,091	6,861	6,660	6,340	6,128
Water network extension (5)	km	73,015	71,705	70,800	69,619	67,647
Sewage network extension (5)	km	50,097	48,774	47,992	47,103	45,778
WTP – Water treatment plants	units	237	235	235	232	214
Wells	units	1,093	1,085	1,055	1,083	1,079
STP - Sewage treatment plants	units	548	539	524	509	502
Water Billed Loss Index (6)%		20.8	16.4	21.3	24.4	25.7
Water Metered Loss Index (7)%		31.8	28.5	29.8	31.2	32.1
Water loss per connection (8)	liters per connection per day	308	258	319	372	392
Water Meter ratio (9)%		99.97	99.97	99.97	99.97	99.97
Volume of water produced	millions of m3	2,696	2,466	2,840	3,053	3,059
Volume of water metered on retail market	millions of m3	1,465	1,399	1,573	1,629	1,601
Volume of water billed on the wholesale market	millions of m3	227	216	247	299	298
Volume of water billed on the retail market	millions of m3	1,763	1,698	1,812	1,835	1,796
Volume of sewage billed	millions of m3	1,552	1,481	1,562	1,579	1,535
Headcount (10)	units	14,137	14,223	14,753	15,015	15,019
Operating productivity	Connections per employee	1,114	1,074	1,008	948	919
Financial
Gross revenues	R$ millions	14,855.1	12,283.5	11,823.4	11,984.8	11,391.2
Net revenues	R$ millions	14,098.2	11,711.6	11,213.2	11,315.6	10,737.6
Adjusted EBITDA (11)	R$ millions	4,571.5	3,974.3	2,918.7	4,006.6	3,605.0
Adjusted EBITDA Margin	% of net income	32.4	33.9	26.0	35.4	33.6
Adjusted EBITDA Margin before construction revenues and costs	% of net income	43.3	46.6	34.4	44.6	43.0
Operating result (12)	R$ millions	3,429.6	3,044.0	1,910.7	3,138.8	2,843.3
Operating Margin (12)	% of net income	24.3	26.0	17.0	27.7	26.5
Result (net income/loss)	R$ millions	2,947.1	536.3	903.0	1,923.6	1,911.9
Net Margin	% of net income	20.9	4.6	8.1	17.0	17.8
Net Debt by Adjusted EBITDA (13)	multiple	2.2	2.9	3.1	1.9	1.9
Net debt to equity (13)%		65.4	83.7	68.1	59.3	61.8
Investment (14)	R$ millions	3,877.7	3,481.8	3,210.6	2,716.0	2,535.6

(1)                    99% or more.

(2)                   For methodological reasons, it includes a variation margin of plus or minus 2 percentage points.

(3)                   From 2016 on, the demographic data shown herein started to take into account “The Projected Population and Domiciles or the Municipalities of the State of São Paulo: 2010-2050”, prepared by the State Data Analysis System Foundation, as well as the new methodology used for determining the service and coverage indicators discussed in the chapter “Strategy and Vision of the Future.” Data were not recalculated for the years 2012 and 2013.

(4)                   Survey carried out in 2016 by Praxian Consultoria Ltda. (5,928 interviewees across the entire operating base with a margin of error of 1.3% and a reliability interval of 95%).

(5)                   Includes water mains, branch collectors, interceptors and outfalls. Register base updated in December 2016.

(6)                   Includes real (or physical) loss and apparent (or nonphysical) loss. The percentage of water loss represents the resulting ratio between the (i) Billed Volume Lost and the (ii) Volume of Water Produced. The Billed Volume Lost corresponds to: Volume of Water Produced MINUS Billed Volume MINUS Volume of uses. The Volume of Uses corresponds to: water used in regular maintenance of pipelines and water reservoirs; water used in municipalities, for example in firefighting; and water supplied to irregular settlements.

(7)                   Includes real (or physical) loss and apparent (or nonphysical) loss. The percentage of water loss represents the resulting ratio between the (i) Measured Volume Lost and the (ii) Volume of Water Produced. The Measured Volume Lost corresponds to: Volume of Water Produced MINUS Measured Volume MINUS Volume of Uses. The Volume of Uses corresponds to:  water used in regular maintenance of pipelines and water reservoirs; water used in municipalities, for example in firefighting; and water supplied to irregular settlements.

(8)                   Calculated by dividing the Measured Volume Lost a year by the average amount of active water connections, divided by the number of days in the year.

(9)                   Connections with Water Meter / Total Connections.

(10)                 Internal headcount. Does not include those assigned to other entities. Employees with permanent disability are no longer considered as from 2016.

(11)                 Adjusted EBITDA corresponds to net earnings before: (i) depreciation and amortization expenses (ii) income tax and social contribution (federal revenue taxes); (iii) financial income and (iv) other operating expenses, net.

(12)                 Does not include financial revenues and expenses.

(13)                 Net debt encompasses the debt, less cash and cash equivalents.

(14)                 Does not include financial commitments assumed in program agreements (R$155 million, R$65 million, R$116 million, R$177 million and R$6 million, in 2012, 2013, 2014, 2015 and 2016, respectively)

2016 Management Report

MODERN MANAGEMENT, ETHICS AND INTEGRITY

For state-owned companies, 2016 particularlly stands out because of the impact of the opening discussions for adapting to Law No. 13303/16 (The State-Owned Companies Law) and State Decree No. 62349/16. Created to provide greater legal security while enhancing the role of the control bodies, the Law provides for changes in the current management rules, including regulations on tenders and contracts, in addition to mandatory adoption of corporate governance practices.

As a joint-stock corporation listed on the Novo Mercado segment of the BM&FBovespa and shares traded on the New York Stock Exchange since 2002, SABESP benefits from the fact of already having a consolidated corporate governance structure which facilitates its adaptation to the new rules and regulations.

Throughout 2016, the Company sponsored events to study and debate the adaptation measures required in order to be legally compliant. The primary measures involve changes to the bylaws, adjustment to the governance structure, such as setting up a Statutory Appointment Committee, management assessment and the creation of policy for operations with related parties, in addition to drawing up Internal Regulations on Bidding Procedures.

Among the innovations introduced by the State-Owned Companies Law and its provisions, some relate to the Code of Ethics and Conduct. SABESP’s Code of Ethics and Conduct, launched in 2003 and updated in 2014, represents its key benchmark on principles and values, and applies to the organization as a whole, including the Board of Directors, in accordance with the new legal system. It sets out the bases for the Company’s relationship with its various stakeholders, being available at www.sabesp.com.br.

   The Ethics and Conduct Committee is responsible for the appropriateness, timeliness, promotion and application of the Code. An important mechanism for its actions is the Internal Whistleblower Channel, which centralizes all complaints received by the Ombudsman, the Customer Service Unit, e-mail, phone, post office box, mail, or personally delivered to the Audit Superintendence, which is the unit that controls the Channel.

In 2016, 154 incidents were recorded, of which 65% were verified, while 35% are still under investigation. Of the total, 17% involved inappropriate behavior, harassment, discrimination, persecution and unfair treatment. In the case of all complaints considered pertinent, penalties were imposed on 64 own and outsourced employees: 6 warnings, 7 suspensions and 51 redundancies. The outcomes of the investigations into the complaints are forwarded to the Audit Committee and the Ethics and Conduct Committee.

2016 Management Report

The State-owned Companies Law also makes it mandatory to set up a Statutory Audit Committee consisting of an independent majority. The Audit Committee at SABESP has existed for 10 years, consisting of 3 independent directors who meet every fifteen days.

To find out more about the corporate governance structure of SABESP go to www.sabesp.com.br/investidores, “Governança Corporativa” section.

Anti-corruption

   SABESP launched its Integrity Program in 2015, initially with aim of implementing the set of anticorruption measures, especially those aimed at preventing, detecting and remediating crimes against the government, in compliance with Law 12846/2013 (the Anti-Corruption Law) and the US Foreign Corrupt Practices Act (FCPA).

 In 2016, the Integrity Program was reshuffled to ensure compliance with Law 13303/2016, and currently consists of a set of internal integrity mechanisms and procedures involving monitoring and encouraging complaints about irregularities, in addition to the effective application of the codes of ethics and conduct, policies and guidelines for the purpose of detecting and putting right deviations, frauds, irregularities and illegal acts.

The Program is currently structured on seven pillars: Senior Management’s Commitment; Functional Structuring; Values and Conduct and the Whistleblower Channel; Relation with Third Parties; Governance and Internal Controls; Risk Management; Training and Communication.

Also in 2016, the institutional policies on Internal Audits and Compliance were reformulated, based on the “Three Lines of Defense in Effective Risk Management and Control” model recommended by The Institute of Internal Auditors – IIA.

The purpose of the Institutional Policy on Compliance, in addition to setting out the guidelines, principles and competences and disseminating the Program at all levels within the company, is to consolidate the three lines of defense model within the internal control structure and to ensure that the functional compliance area created in 2016 operates independently in carrying out its responsibilities.

In addition to the internal practices, SABESP sits on the Committee on Anti-corruption and Compliance of the Pinheiros/SP Chapter of the Brazilian Bar association (OAB) and integrates the UN Global Compact’s Anti-corruption Working Group and the Instituto Ethos Integrity Committee, having staged in 2016 a gathering of specialists in anti-corruption specialists to debate control measures and ways of working together.

Within the scope of the state government, SABESP is directly involved in the actions of the government’s internal affairs department and coordinates a working group consisting of government- controlled (private) from the State Departments of Sanitation and Water Resources and Energy and Mining, and whose purpose is to set up mutual cooperation for planning, developing and implementing compliance programs within the State of São Paulo.

2016 Management Report

During the year, the Program mapped 112 actions as compliance practices which were allocated priority following the analysis of corporate corruption and fraud and new legal requirements. The evaluation of these actions showed that, in relation to the 2015 evaluation, there was growth of 20% in compliance.

Internal controls

Internal controls have been evaluated in a structured and systematic manner since 2005, benchmarking with the parameters of the Committee of Sponsoring Organizations of the Treadway Commission (COSO) of 2013 and the Control Objectives for Information and Related Technology (COBIT).

The internal controls evaluation process takes place once a year, taking into account both the occasional existence of risks associated with the preparation and disclosure of financial statements, and possible significant changes to information technology processes and systems. The controls are tested by the Audit Superintendence, an independent unit of the Company, and include the procedures for adapting the accounting ledgers; the preparation of the financial statements in accordance with the official rules; and proper authorization of transactions involving the acquisition, use and disposal of the Company’s assets.

Management’s assessment of the effectiveness of internal controls did not identify any shortcomings considered material in 2016, as has been the case in previous years.

External Audit

SABESP respects the principles that protect the independence of the external auditors with regard to not auditing their own work, not holding managerial functions and not acting on behalf of their client. Deloitte Touche Tohmatsu Auditores Independentes served as SABESP’s auditors from the review of the quarterly information - ITR – of September 30, 2012, until the review of the quarterly information - ITR – of March 31, 2016. During this period, they audited the financial statements and reviewed the quarterly information and finance projects.

KPMG Auditores Independentes has served as SABESP’s auditors since the review of the quarterly information - ITR – of June 30, 2016. During this period, they have audited financial statements and reviewed the quarterly information.

2016 Management Report

In 2016, the Company paid R$2.0 million for these services, of which 93.0% refers to auditing of financial statements. Among SABESP’s affiliates, KPMG Auditores Independentes audits Águas de Castilho S.A. and Águas de Andradina S.A. During its period of service to the Company, Deloitte Touche Tohmatsu Auditores Independentes audited the company SESAMM – Serviços de Saneamento de Mogi Mirim S.A. During the period of their service to the Company, the auditors did not provide any services not involving external auditing.

Management Compensation

In 2016, the compensation of the directors, members of the fiscal council and officers, in gross values, including benefits and legal charges, was approximately R$4.4 million. This amount includes around R$494.2 thousand referring to officers’ variable compensation, and it should be remembered that variable compensation is not allowed to directors and members of the fiscal council, pursuant to State Decree 58265/12 ratified by the shareholders’ meeting of April 2013.

Under the Brazilian corporate law, the compensation of the directors, members of the fiscal council and officers is fixed, in an aggregate amount, by the shareholders’ meeting. In SABESP, the compensation policy for board members and officers is fixed in accordance with the guidelines of the government of São Paulo, always subject to approval by the shareholders’ meeting.

2016 Management Report

STRATEGY AND VISION OF THE FUTURE

SABESP does not view sustainability as mere rhetoric. Instead, it understands it is a prerequisite for a business to exist. It reflects results in the social, environmental and economic areas in the Company, through the universal distribution of quality water and the expansion of sewage collection and treatment, improving the life quality and the health of the population, in addition to contributing to a healthier environment. At the economic level, a sound business in a regulated environment results in profitability which, in turn, leads to greater investments in sanitation and the subsequent economic development of the regions served.

      The Company’s main market is the Metropolitan Region of São Paulo (RMSP), which has approximately 21 million inhabitants, accounting for nearly half the population of the State of São Paulo and one the world’s largest agglomerations. Located at the furthest edge of the Alto Tietê basin, the RMSP’s supply per capita is similar to the semi-arid regions of Northeastern Brazil. While the United Nations (UN) affirms that, ideally, the minimum needed for comfort supply is 1.5 million liters per capita, the RMSP’s supply is ten times lower, with an annual average of approximately 150 thousand liters of water per inhabitant.

      SABESP’s strategies and guidelines consider inputs to be the study of scenarios, risks and opportunities.

      Based on international standards and Brazilian technical standards, specifically COSO - ERM - The Committee of Sponsoring Organizations of the Treadway Commission “Enterprise Risk Management - Integrated Framework” and ABNT standard NBR ISO 31.000 – Risk Management – Principles and Guidelines, the risk management process is divided into four categories: strategic, financial, operational and compliance. The key risks to which the Company is exposed are described in section 4.1 of the Reference Form.

      To achieve our vision of being a global benchmark in the provision of sustainable, competitive and innovative sanitation services, focused on our customers, we reformulated our strategic guidelines. They are: water security, service excellence, sustainability, stakeholder engagement, innovation and technology, appreciation of people and expansion of the sewage treatment network. Our future objectives, according to these guidelines, will be to:

      Ensure the availability of water in our area of operations and to continue expanding sewage collection and treatment, using good, cost-effective technology, so as to contribute to the goal of universal availability and to provide quality services and products. Our aim is to maintain universal coverage in water supply, with high levels of quality and availability, with some 815,000 new water connections by 2021. The Company also intends to raise sewage collection and coverage, with approximately 1.2 million new connections by the year 2021.

2016 Management Report

      Improve the Company’s management through the introduction of an ERP system expected to go live this year and a CRM system to replace the current commercial and management information systems. In addition, the project to improve the Company’s management model based on the Management Excellence Model (MEG) of Fundação Nacional da Qualidade (National Quality Foundation) was initiated at the end of 2016. The benefits expected from these projects include strengthening management, greater support in decision making, increased efficiency of internal processes and operations, and increased productivity.

      Promote SABESP’s growth with economic and financial balance in an environmentally adequate and social justice; and to apply the principles of financial growth and sustainability to the business, defining goals and responsibilities. One goal to be pursued is to give water its economic value by restructuring the tariff calculation model.

      Encourage the creation, adoption and dissemination of solutions focusing on value creation, seeking to enhance the management of assets and to continue to reduce water losses and operating costs. We can achieve this by investing in technological research and development and automation, integrated planning and improved processes. In 2016, SABESP invested approximately R$11.9 million in research, development and innovation, both with its own funds or funds raised through fund-raising entities or from third parties. To learn more, see the chapter “Expansion of Infrastructure and Recovery of Water Resources.”

      Stimulate the growth of our professionals through opportunities and recognition, increasing their job satisfaction and wellbeing, so as to maintain their commitment and productivity. To motivate, retain and attract people by providing opportunities for professional and personal development, continuous access to operational, technological and managerial knowledge applicable to the business.

Balance of Targets

The year 2016 also reflected the realignment of the investments needed to tackle the water crisis, prioritizing actions that minimize its effects.

The collected sewage treatment index reached 79%, compared to the target of 86%. Although lower than the established target, the index achieved is higher than the index registered in 2015 (78%), tending towards the expansion of service provision.

2016 Management Report

The sewage collection index reached 87%, slightly below the target of 88% for the period, maintaining the progress in sewage collection service in relation to the previous year (86%).

The pace of implementation of new sewage connections was maintained, with 236.6 thousand new connections, a level very close to the proposed target (242 thousand connections), and which points to the resumption of the planned course, since it exceeds by ten thousand units the connections implemented in 2015. The target of 177 thousand new water connections for 2016 was exceeded, with 200.2 thousand new connections in the period.

With regard to the loss ratio, the end of the water crisis, which until the end of 2015 imposed the management of pressures in water distribution networks, led to an increase in indicators in 2016. This increase is expected to continue in the coming months, since the indicators are calculated using the annual volume moving average.

In 2016, the Company made progress in its strategic planning, completing the revision of its targets for the next five years. In this process, the collected sewage treatment indicator applied until December 2016, which considered the treated volume in relation to the volume of sewage collected, was replaced by the “Index of Economies Connected to Sewage Treatment”, which represents the connection of consumer units to sewage treatment.

Additionally, as of this year, SABESP will begin to disclose coverage and service indicators, considering the concession areas of the services or serviceable areas. A serviceable area is the urbanized area defined by mutual consent with the Municipal Governments for the provision of services. The coverage index represents the availability of the service with public water or sewage networks, and the service index represents the connection of the property to the public network.

The coverage index is calculated as the ratio of homes connected to the public supply or sewage collection networks, plus the homes for which these networks are already available but not yet connected, known as “feasible,” to the total homes existing in the area of provision of services contracted with the municipal governments (servable areas). Within this universe, the service index is calculated as the ratio of homes connected to the networks to the total homes of serviceable areas.

The principal changes regarding the indicators reported by SABESP until 2016 include the definition of the area that is considered the denominator of the calculation formula, whose classification was changed from “urban area,” as defined by the municipalities, to “serviceable area,” and the introduction of the coverage index. Additionally, the Company now uses the most recent demographic and home estimates released by the State Data Analysis System Foundation – Seade, for the period from 2010 to 2050.

2016 Management Report

   The following table shows the Company’s achievements in 2016, based on the new set of indicators, and the targets for the period 2017-2021, to be supported by investments of R$13.9 billion. Further details on the planned investments can be seen in the Financial and Economic Management chapter.

Achievements in 2016 and Targets for 2017-2021

	Achieved(1)		Targets
	2016	2016	2017	2018	2019	2020	2021
Water supply service (%)(1)	Tends toward universal coverage	-	Tends toward universal coverage
Sewage collection service (%) (2)	82	-	83	84	85	86	87
Water supply coverage (%)(3)	Tends toward universal coverage	-	Tends toward universal coverage
Sewage collection service (%)	89	-	90	91	91	92	93
Index of economies connected to sewage treatment (%)	74	-	75	76	77	80	83
New water connections (thousands)	200.2	172	185	168	164	155	143
New sewage connections (thousands)	236.6	242	200	226	235	240	234
Micro-measured water losses index (%)	31.8	28.4	31.7	31.3	30.6	29.9	29.3

(1)    95% or more

(2)     The value realized in 2016 presented herein was calculated in accordance with the new methodology, and it differs from the value presented in the Panel of Indicators.

(3)    98% or more

In addition, the Company defined some indicators that are in line with its organizational strategy, reflecting economic, social and environmental performance, and which are included in the Company’s Profit Sharing Program.

2016 Management Report

INFRASTRUCTURE AND PLANNING FOR THE FUTURE OF SUPPLY

      The supply of water, though available to everyone, is a service that demands constant monitoring of demographic and geographic growth of the 367 cities in which SABESP operates. In 2016, the Company provided 200 thousand new connections.

      This service aims at the constant expansion of the supply infrastructure, through the structuring of programs directed to the three regions served: the Metropolitan Region of São Paulo (RMSP), the Coastal region and the Interior of the State of São Paulo. At the same time, in regions such as the RMSP and the Coastal region, where the occurrence of irregular areas is high, and where the Company is legally prevented from acting, agreements with the judiciary and the municipal government have allowed for greater supply availability and guarantee of the rights of hundreds of families.

      In the RMSP, after facing two years of the most serious water crisis ever recorded, the year 2016 was marked by a period of recovery of the main systems that supply the metropolitan region, where 67% of the population served by the Company are concentrated.

      Although the natural contribution (inflow) to the sources was 88% of the historical average throughout 2016, the adoption of rational consumption habits acquired by the population during the water crisis contributed significantly to lower water withdrawal from the supply sources, consequently increasing inventories.

Per capita consumption in 2016 was 129 liters a day, 24% lower than the average of 169 liters per inhabitant/day registered in 2013, before the onset of the water crisis. Another factor likely to influence the decrease in consumption may be related to the Brazilian economic downturn, basically impacting the industrial and commercial sectors.

As a result, the average monthly production in 2016 for the RMSP was 58.5 m³/s. That is: 15% lower compared to the average 69.1 m³/s produced in 2013. In the years of crisis, the averages produced were 52.0 m³/s in 2015 and 62.2 m³/s in 2014.

      In March 2016, due to the increase in rainfall and the predictability of the water level in the reservoirs, the Company requested the Sanitation and Energy Regulatory Agency of the State of São Paulo (ARSESP) to cancel the Program for Encouraging Reduction in Water Consumption and Contingency Tariff. ARSESP granted the request, and the Bonus Program and the Contingency Tariff terminated in May 2016. Even with the end of the economic incentives, the population continued to save water.

2016 Management Report

In December 2016, the global reservoir index reached 1.2 trillion liters, or 77.6% of the total capacity, if the technical reserve is considered. In February 2017, with increased rainfall, the set of supply sources reached 1.5 trillion liters, surpassing the total volume reached in 2013.

      Water intake from the Cantareira System is granted to SABESP by the ANA and the DAEE. The grant in force, renewed in 2004 for ten years, would expire in August 2014. However, due to the water crisis, it was extended to the end of October 2015 and, later on, until May 2017.

In February 2016, the Company was authorized by the National Water Agency (ANA) and the Department of Water and Electricity of the State of São Paulo (DAEE) to extract 23 m³/s from the Cantareira System, a significant increase when compared to 13.5 m³/s authorized during the majority of the months of 2015.

      Over the year, the volume authorized to be extracted increased gradually, reaching 31 m³/s for the period between December 2016 and May 2017. Since the beginning of the crisis, the flow of water authorized to be extracted from the Cantareira System started to be granted in accordance with rainfall level, affluence of water, level of water supply sources and requests made by the Company. In February 2017, the ANA and the DAEE disclosed the base document to negotiate the granting that will be effective for the next ten years.

      The recovery of water supply sources with the return of rain is no guarantee of a smooth future, given the possibility of new extreme climate events in a complex supply region as the RMSP.

      In addition to being located in the spring region of the Alto Tietê basin, the RMSP records one of the highest population densities in the planet – more than 20 million people. The region has been suffering with intense and disorganized occupancy of soil for decades, including environmental protection areas, where the main water supply sources are located, a situation that further compromises the quantity and quality of the already low volume of water supply.

      Given this complex scenario for urban supply, SABESP started “importing” water outside the Alto Tietê basin by means of the construction of the Cantareira System more than four decades ago and continues with the planning, execution of works and improvement of programs in order to increase water security in the region.

      The robust infrastructure already installed, a result of structuring investments made in the 1995-2014 period by means of the Metropolitan Water Program – PMA, and the set of works and emergency actions allowed, during 2014 and 2015, the transfer of flows between the production systems of more than 10m³/s.

2016 Management Report

      Since the recent drought period, the new risk scenario imposed by the severe drought has demanded strategic repositioning from the Company in order to strengthen water security in the metropolis. Thus, the long-term planning conducted by SABESP started to take into account the effects of extreme climate events.

      During 2016, the Company focused on preparing the Review and Update of the RMSP Master Plan for Water Supply, for a horizon of up to 2045. These reviews and updates occur, on average, at every five years, seeking adjustments as a result of population increase, rearrangement of the population distribution across the territory and consumption behavior of the population.

For this new planning, which is still being prepared, studies and projections of water availability from the production systems that are based on monthly historical series of natural flows of the period from January 1930 to December 2015 enable determining the joint behavior of the production systems in different risk scenarios.

      As in the Cantareira System, the search for water at increasingly longer distances, at basis neighboring the Alto Tietê basin, is a reality to be tackled in the RMSP.

      Initiated in April 2014, the São Lourenço Production System ended 2016 with more than half of the works already executed. It is expected to start operating in the first half of 2018. The new production system will have capacity to provide up to 6 m³/s of drinking water for up to two million people. However, as SABESP’s water supply system across the RMSP is integrated, the increased supply will indirectly benefit the entire population served in the metropolis.

      The interconnection of the Jaguarí – Atibainha dams, which will connect the Paraíba do Sul basin to the Cantareira System, will allow the transfer of an average flow of 5.13 m³/s of raw water. Initiated in February 2016, it is expected to start assisted operation in the second half of 2017. The total investment contracted amounts to R$555 million.

      At the estimated cost of R$170 million, the transposition of water of the Itapanhaú River, in the Serra do Mar mountain range, will allow the reversion of 2 m³/s on average from Ribeirão Sertãozinho (which forms the Itapanhaú River) to the Biritiba reservoir, which is part of the Alto Tietê Production System (SPAT). It is expected to be concluded in 2018.

2016 Management Report

Metropolitan Water Program (PMA)

      The three major works reported above complement the interventions undertaken during the 2014/2015 crisis and give sequence to the work of strengthening the metropolitan water infrastructure initiated in mid-90’s, with the Metropolitan Water Program, which is responsible for the regular supply in all regulated areas of the Great São Paulo region. One of the PMA highlights was the Alto Tietê public-private partnership (PPP), which, in 2011, increased the production of water of this system by 5 m³/s. Additionally, the PMA also enabled increased treatment capacity for the Guarapiranga, Rio Grande, Alto and Baixo Cotia systems. In 2016, the program demanded investments of R$410 million, in addition to the amounts invested by the São Lourenço PPP. This program is financed with own funds, as well as funds from Caixa Econômica Federal savings bank and the National Bank for Economic and Social Development.

      Over the last decades, the water treatment capacity has outpaced the demand in the RMSP. Between 1995 and 2016, while the set of metropolitan urban population increased by nearly 29%, water production capacity increased by 32.5% (from 57.2 m³/s to the current 75.8 m³/s).

Recovery of urban water supply sources

      In order to assure the availability of drinking water, structural actions to increase water supply are complemented by initiatives focused on preserving water resources. Since 2009, SABESP, in partnership with the Municipal Government of the Capital City, has been developing the Water Supply Sources Program, which is focused on recovering two of the major dams of the Great São Paulo: Billings and Guarapiranga. The actions are funded by the Federal Government, the Government of the State of São Paulo, the Municipal Government and the World Bank. Thus, it has been possible to expand the sewage collection infrastructure and improve precarious allotments and housing complexes installed in sub-basin areas of the two water supply sources. In 2016, the amount invested was R$39 million.

      Pró-Billings is another program that has been expanding the sanitary sewage system, with the installation of an infrastructure that carries sewer from part of the inhabitants of the Billings basis for treatment. The interventions of this Program are funded by SABESP, JICA (Japan International Cooperation Agency) and BNDES. Due to the water crisis, the program did not advance sufficiently in 2016, but it is expected to gain momentum in 2017 as the works resume.

      A third initiative within the scope of the actions taken to recover the metropolitan water supply sources arose with the implementation of the Nossa Guarapiranga (Our Guarapiranga) Program, at the end of 2011. The Program is intended to improve the quality of the water in the dam by removing waste and macrophytes, which are water plants that block water catchment. In 2016, nearly 221 m³ of waste and 28 thousand m³ macrophytes were removed from the water supply source, favoring depollution of the water and multiple uses of the dam, which, in addition to being a source for public supply, is used for leisure, fishing and water sports practice purposes.

2016 Management Report

Supply to the coastal area and interior of the State

      After the RMSP, the Metropolitan Region of Baixada Santista (RMBS) is considered the most complex area for water supply. In addition to temperature peaks, during the summer, the region is also visited by a large number of tourists, overloading the supply system.

      The increase in supply security in periods of high demand is based on the integration of supply systems, allowing better supply in some regions by transferring water from one city to another. Thus, the structure enables balancing the supply in accordance with the consumption needs of fixed and floating populations of approximately 3 million people.

      Drawing on funds from SABESP and Caixa Econômica Federal, in 2016 the Company invested R$25 million in the region. Among other actions, the integrated system was reinforced by the beginning of operations of the Melvi Treated Water Reservation Center, located in Praia Grande, which increased from 20 million reserved liters to 45 million reserved liters. The structure is part of the Mambu-Branco production system, opened in 2013, in Itanhaém. As it is part of the integrated system, the structure increases water security in the nine municipalities of the RMBS.

      SABESP is in charge of serving 329 municipalities in the interior of the State. In 2016, with the regularized supply in the majority of the areas served, the aim of the actions taken was to tackle non-recurring situations. Overall, the Company invested R$53 million in own funds and funds from Caixa Econômica Federal.

Fighting water loss

      The major investments and actions to increase water security, including the search for water at increasingly longer distances, would have been in vain if the Company had not made efforts to reduce the water loss in its distribution network. In Brazil, only 63.3 out of 100 liters produced reach the end consumer, according to data from the 2015 SNIS. In São Paulo, this index of total losses has been gradually reduced over the last years in the cities served by SABESP – from 41% in 2004 to 31.8% in 2016, on average.

      As a priority pursued for over two decades, this work gained momentum in 2009 with the implementation of the Corporate Waste Reduction Program executed with the technological partnership of the JICA. In force for eight years, R$3.3 billion (current amounts) have been invested in the program, of which R$505 million only in 2016.

2016 Management Report

      Although the 31.8% losses for 2016 are at a level similar to those seen in 2012 1, progress on this front is evident when we consider the physical loss ratio (leakages) of 20.8% in 2016, which is close to the figure for Barcelona (19%) and lower than in Chicago (24%) or London (28%).

      Total losses are the sum of physical losses and apparent losses (billings), which account for the difference of 10% and are the result of the use of illegal connections, fraud and inaccurate measurement by water meters, for which the Company receives no payment.

      In the other cities mentioned above, apparent losses are practically non-existent. It is also important to note that since this loss ratio is a percentage of production, it is affected by consumption and can be inaccurate. Since the start of the Program, the ratio was reduced from 34.1%, in 2008, to 31.8% in 2016, which means that total losses have been cut by 3.6m³/s.

      Using own funds and funds from Caixa Econômica Federal and JICA, our target is to invest R$6.3 billion (current values) between 2009 and 2020, by which time we hope to reduce the ratio of physical losses in our area to 19.4% (target under review), a level similar to that of the United Kingdom.

Measures to prevent water theft

In 2016, SABESP uncovered some 26 thousand cases of theft of water in the RMSP and the Bragantina region (located up north of the metropolitan region), representing the loss of approximately 3.8 billion liters, which would be enough to supply about 380 thousand people for a month.

      If we compare 2016 with 2014, there was a significant rise in the number of cases of water theft: 66%. This increase is the result of more thorough inspections of properties where irregular water connections are suspected – last year our 70 anti-fraud teams carried out some 240 thousand inspections. An amount of R$35.3 million was recovered in 2016 from the frauds the teams found.

      The great majority of these frauds were found in private homes. Tampering with water meters (54%) and clandestine connections (41%) were the main types of irregularity. We should emphasize, however, that fraud on commercial premises causes a much greater loss of water, because of the type of consumption. The inspections are undertaken jointly with the State Public Security Department. In 2016, SABESP and the Civil Police carried out 35 joint operations, in cases where the culprits impede our inspectors, or when they sell the water obtained illegally to homes, traders and industries. 552 police reports were filed.

1 It should be noted that the reduction of water pressure in the networks was an essential measure to deal with the water crisis, and was responsible for a large part of the reduction in losses in the two-year period 2014-2015. In 2016, with the recovery of the water sources, the pressure was returned to normal so as to ensure improved supplies for the population. This adjustment resulted in the ratios returning to levels similar to those seen before the crisis broke.

2016 Management Report

Expansion of access in informal areas

      SABESP has been taking steps to increase supplies to informal areas. Although we are prohibited by law from supplying communities of this sort, agreements entered into with the municipality and the courts has enabled us to provide access to water mains to more regions of Greater São Paulo. The aim is to provide good quality water to some 400 thousand people in approximately 160 thousand properties. As well as improving social and health conditions for low-income families, the work helps reduce losses from leakage because clandestine connections, using precariously installed hosepipes, are replaced by the SABESP network.

Rational use, education and reuse

      Initiatives aimed at sustainability included measures for the efficient and responsible use of water, spreading the message that water resources are finite. The water crisis of 2014-2015 underlined the importance of these initiatives. Among these actions, we highlight the Rational Water Use Program – PURA, which promotes structural adjustments in public buildings in order to reduce losses and reinforce responsible consumption. The program was initiated 20 years ago, and by 2016 it had been implemented in 6,399 buildings throughout the state, including state schools, prisons and hospitals.

      Technology for the reuse of waste treated in ETEs has been adopted by the most advanced systems worldwide. It is one of the most efficient ways of consuming water sustainably, and leads to major savings in the amount of raw water needed to be drawn from natural sources, and to a greater amount of treated water being available to supply the population. Aquapolo Ambiental, a project introduced at the end of 2012 under a partnership between SABESP and Odebrecht Ambiental, is the largest undertaking for the production of water for reuse by industry in South America, and the fifth largest in the world. The plant treats the waste generated in the ABC ETE.

      Approximately one million cubic meters per month are supplied to companies in the Capuava Petrochemical Hub, in São Paulo’s ABC neighboring region, for use in cooling towers, steam generators and boilers and for other industrial purposes. We expect Aquapolo to reach peak production of 1 m³/s in the next few years. At the same time, SABESP produces water for reuse at the Barueri, Jesus Neto, Parque Novo Mundo and São Miguel ETEs to supply urban requirements, such as washing streets, yards and monuments, unblocking sewage pipes, and so on. In 2016 these four ETEs supplied approximately 1.7 million m³.

2016 Management Report

Water quality

      A guarantee that the water supplied to the population meets strict safety and potability standards is provided by 16 quality control laboratories, 14 of which have been certified for ISO 17.025 by the National Institute of Metrology, Quality and Technology (Inmetro). Located in various parts of the State, they carry out an average of 64 thousand analyses of samples taken from water at every stage from the source to the point of consumption. Basic control parameters include turbidity, color, chlorine content, coliforms and thermotolerant bacteria.

      The results are sent to the Sanitary Surveillance departments of the municipalities served and are printed on customers’ water bills, in accordance with Federal Decree No. 5440/05. They are also emailed to the Ministry of Health each month. Customers are sent an annual summary of the analyses. The source, quantity and results of the samples are also available in summary form on the SABESP website.

      There was technological progress in the quality analysis procedure in 2016, with X-rays being used for the first time to detect metals such as arsenic, cadmium, chromium, lead, silver, mercury and selenium in coagulants, and other products used to treat water, thus eliminating the risk of contamination. The test for identifying these metals is covered in Ministry of Health Ordinance No. 2.914, and SABESP already has this test in place using a different method. The new technology, however, represents a major advance. Called Total X-Ray Reflection Fluorescence (TXRF), it is more versatile, making the preparation of the samples easier and using equipment that is more sensitive to the presence of these elements.

2016 Management Report

EXPANSION OF INFRASTRUCTURE AND RECOVERY OF WATER RESOURCES

     São Paulo is the state with the lowest percentage of people without adequate water supplies or sewage facilities 2. This is due largely to the fact that SABESP has maintained its average level of investment in infrastructure.

      According to a Report issued in February 2016 by the Ministry of Cities, SABESP accounted for 38% of the total resources used in sanitation by Brazilian state companies between 2011 and 2015.

      Of total investment in sanitation in Brazil during the same period, SABESP was responsible for 28% 3. After the two-year period 2014-2015, when our efforts and investments were concentrated on handling the water crisis, progress on works for expanding collection, removal and treatment in our area of operations resumed its normal rate. Of the R$3.9 billion invested by the Company during the year, R$1.2 billion was allocated to expanding the collection and sewage treatment infrastructure.

      In 2016, the average sewage collection ratio in all the municipalities served by the Company was 87%, while 79% of the volume of sewage collected was treated. Although these ratios are not ideal, and there is much still to be done, they are significantly better than in most of the rest of the country, where only 58% of urban sewage is collected, and of this only 74% is properly treated. In round numbers, according to the Ministry of Cities, approximately 100 million Brazilians are without sewage collection.

Metropolitan Region of São Paulo (RMSP)

      In view of its size and the complex challenges facing sanitation operations, the RMSP requires concentrated efforts to revitalize the Tietê river over time, and to improve the quality of life of the people who live in the metropolis.

      This is the challenge facing the Tietê Project, Brazil’s largest environmental sanitation program, involving 34 municipalities in Greater São Paulo in the expansion and improvement of the system for collecting, transporting and treating sewage.

2 Atlas of Social Vulnerability in Brazilian Municipalities (2015). Institute of Applied Economic Research (Ipea)

3 “Diagnosis of Water and Sewage Services”, based on data from the National Information System on Sanitation (SNIS) for 2015.

2016 Management Report

      Starting in 1992, when 70% of sewage was collected and only 24% of that was treated, the Tietê Project is now in its third phase. The goal of collecting 87% of sewage has been reached. Simultaneously, the projects seek to increase the percentage of treatment of sewage collected from current 68% to 84% in RMSP.

After 25 years, in addition to expanding the sewage collection and transport infrastructure, treatment capacity has been more than doubled. As a result, the volume of sewage treated in the RMSP has jumped from 4 m³/s to 16 m³/s: this difference is the equivalent of the sewage generated by 8.5 million people.

      For this third stage, the total investment is forecast to be US$2 billion, with own funds and financing from the Inter-American Development Bank (BID), the National Bank for Economic and Social Development (BNDES) and Caixa Econômica Federal.

Of special note in 2016 were the works for expanding the nominal treatment capacity of the Barueri ETE, which will rise from 9.5 m³/s to 11 m³/s in the first quarter of 2017, and will reach 16 m³/s by the end of the year. Another highlight of the program was the completion of the IPi.8 interceptor, completing the interception system on the Pinheiros river, one of the main tributaries of the Tietê river.

      Currently, the fourth stage of the Project is being planned. Its goal is to provide sanitation for the entire RMSP, and it includes works of great complexity in the central region of São Paulo city, and the expansion of networks and trunk collectors into regularized areas on the metropolitan outskirts, where low-income families live. In 2016, the Tietê Project covered actions of the third stage, and priority actions of the fourth stage have been advanced, resulting in investments of approximately R$342 million.

      In accordance with the most recent water monitoring data released by the SOS Mata Atlântica Foundation, collected from August 2015 to July 2016 4, the Tietê river still presents very bad and bad conditions along a distance of 137 km, exactly where one of the world’s largest urban concentrations, or the RMSP, is located. In 1993, when the Tietê Project started, these conditions covered a 530-km extension of the river.

      The lowest pollution level was recorded in 2014, with 71 km of extension. However, due to the water crisis, river water intake recorded a deep fall, which increased pollution concentration and led SABESP to allocate investments to the water production infrastructure. Accordingly, 2015 measurements indicated that pollution increased, covering an extension of 154.7 km. The last monitoring results, disclosed in 2016, show the return of the downward trend, with a reduction of 17.7 km (11.5%) compared to 2015.

4 Technical report - 25 Anos de Mobilização O retrato da qualidade da água e a evolução dos indicadores de impacto do Projeto Tietê, disclosed in September 2016. www.sosma.org.br

2016 Management Report

      Please note that the depollution of the Tietê river also depends on the participation of society and the partnership with public authorities for development of policies that may favor connection of the population to the sewage collection network, and inspection of irregularities.

In 2016, the partnership between SABESP and the Court of Appeals of the State of São Paulo enabled the interruption of the illegal discharge of sewage in the Tietê river. SABESP and the Court of Appeals notified 318 properties that produce high waste volumes in RMSP, and are not connected to the collection system, despite having an installed sewage structure available. Of these, only 78 customers signed an agreement to interrupt illegal discharge.

Also, since February 2016, based on the Sanitation Law (11445/07), SABESP only provides new water connections for customers who also connect their properties to the sewage system. This condition is valid for all types of customers, being applicable to those who: i) request new water connections; ii) request reconnections (empty properties, demolition, unification); and iii) intend to change the position of existing connections – as in the case of property renewal.

Thus, the participation of society is essential for raising awareness about the proper disposal of garbage and the connection of homes to the sewage network, as well as for the action of local authorities to keep the cities clean and inspect irregularities.

Revitalization of urban rivers

      The improvement of the Tietê river also benefits from actions for depollution of tributary water bodies taken under the Clean Stream (“Córrego Limpo”) Program, conducted since 2007 in partnership with São Paulo’s city council. According to this program, SABESP is responsible for sweeping illegal sewage discharge; expanding sewage collection networks and connections; and monitoring and providing maintenance services to existing networks. The city administration, in turn, is responsible for cleaning water streams and checking the conditions of the micro-drainage system (storm drains and rainwater gullies).

      Executive municipal authorities are also responsible for removing irregular settlements from valleys and margins of water streams, and resettling families in more adequate places. Municipal authorities also inspect illegal sewage connections, issuing assessments and fines for the owners of properties not correctly connected to the collection system.

2016 Management Report

      Operating since 2007, the program cleaned 149 water streams and benefited over 2.2 million persons. Some 1,500 l/s of sewage were removed from the water bodies served by the program. The program was suspended by the previous city administration. Despite that, in 2016 SABESP invested R$4.8 million in the stewardship and monitoring of the water streams benefited by the action.

      In 2016, within the process of review of the agreement entered into with the Municipality of São Paulo, a clause was included on the obligation of the Municipality to adhere to the program. As a result, early in 2017, SABESP met with 100 representatives of several executive municipal bodies, including some regional mayors, to resume the program’s planning for the coming years. The program is funded by SABESP and Caixa Econômica Federal. The amounts to be invested and the water streams to be treated will be defined in the 1st half of 2017.

      The positive experience in São Paulo enabled the expansion of the program to neighboring municipalities.

Treatment of effluents

      As a joint venture between SABESP and Estre Ambiental, Attend Ambiental treats non-domestic sewage. Operating since the end of 2014, Attend is located next to Barueri ETE and receives industrial effluents from the RMSP region. According to the environmental legislation, companies must treat their effluents before discharging them for conventional treatment by the ETEs. Attend is a supplier of such services, being a profitable option in outsourcing this process. In 2016, the company processed over 1.87 million m³ of non-domestic sewage, which were subsequently sent for treatment by the Barueri ETE. In 2016, the volume of sewage treated by Attend increased by 75%. The architectural design of the plant (characterized by sustainable functionality) was granted the International Property Awards in the category Public Service Architecture.

Expansion to the interior

      For the fourth consecutive year, Franca, a municipality served by SABESP, led the ranking of Brazil’s 100 largest cities with the best basic sanitation services in the country. The survey conducted by the Trata Brasil Institute is based on data obtained from the National Sanitation Information System, and it has also included the cities of São José dos Campos and Santos among the 5 cities with the best services. These positions reflect SABESP’s endeavor and investments to provide the best quality of services and expand the access to treated water and sewage collection and treatment also in the inland and coastal regions of the State. In the interior, the Company is working to achieve universalization of sewage collection and treatment services.

      In 2016, SABESP invested R$120 million in other works carried out in the coastal region and the interior of the State, as well as in the Onda Limpa (Clean Wave) Program.

2016 Management Report

Recovery of rivers and water streams in the State of São Paulo

The actions taken in the interior, and the advances made in the metropolitan and coastal regions of the State of São Paulo, directly supported the improvement in the quality of major São Paulo’s rivers and many streams used by the communities as supply sources.

São José dos Campos’s new sewage system, for example, contributes directly to the conservation of important water streams, which is also reflected in the quality of the water of the Paraíba do Sul river, a major water spring in the country that supplies 15 million people in the states of São Paulo, Rio de Janeiro e Minas Gerais.

A similar situation can be found in the Jundiaí river, in the region of Itupeva. Due to the sanitation investments made, the river, which belongs to the Piracicaba, Capivari and Jundiaí Water Basin (PCJ), saw the quality of its waters reclassified from 4 to 3.

The result is partially due to the implementation of two ETEs: Itupeva and Campo Limpo Paulista/Várzea Paulista.

Onda Limpa (Clean Wave)

The largest environmental sanitation program on the Brazilian coastline, Onda Limpa, began in 2007, having increased the average sewage coverage index in the Metropolitan Region of Baixada Santista (RMBS) from 53% to 75%.

In addition to improving health conditions, the works made by SABESP provide benefits regarding the use of over 80 beaches in the region, boosting its economy, tourism, generation of jobs, and income.

In addition to its own funds, the program has financing by the JICA (Japanese development agency) and BNDES. In the North coast the actions have raised the sewage collection coverage from 53% to 69%. The collected sewage treatment index was maintained at 100%. In 2016 approximately R$120 million were invested in the region.

The second stage of the Onda Limpa Program has been planned for the period between 2022 and 2030. The Company estimates investments amounting to nearly R$1.8 billion to expand and implement sewage collection and treatment systems and build 57 thousand new connections. The purpose of the second stage is to provide total sewage service coverage in the metropolitan region of Baixada Santista.

2016 Management Report

For the effective result of the expansion of the sanitation infrastructure, however, it is necessary that the population become aware of and connect the residences to the collection networks made available by SABESP. It is also a role of the municipality to monitor the irregularities. Because it is a region with many vacation residences, many owners do not make the necessary sanitary adaptations and continue to discharge the sewage inadequately, which results in permanent pollution of the urban environment.

Discharge of residues

The final destination of the solid residues deriving from the water and sewage treatment systems has been one of the areas with most concentration of studies and research, aiming at the search for economically viable and environmentally sustainable solutions. In 2016, SABESP issued a public call notice to attract partners with proposals for generation of electric power from the use of sludge and biogas generated in the Barueri ETE. As the largest sewage treatment plant in Latin America, the ETE accounts for more than half of the entire volume of sewage treated by the Company in the RMSP.

With the tile of Waste to Energy Barueri, the project is undergoing public consultation, and is expected to be tendered in the first half of 2017. The contract will have a term of thirty years. By means of drying, 500 tons of sludge are reduced to 140 tons, which give rise to pellets (cylindrical blocks) and are used as a source of fuel for generation of thermal energy (biogas).

The generated energy returns to the cycle and is used to dry the sludge, as well as to operate the ETE itself. In addition to becoming partially sustainable in electric power, the project contributes to the reduction of expenditures with transportation and with the landfills in which the sludge from the ETEs is discharged. The pioneering spirit of the idea has already earned recognition with the 100 Most Influent in 2016 Energy award, in the Sustainability category, awarded by the Grupo Mídia, by means of the Full Energy magazine.

For the interior and coast regions there are initiatives for the implementation of thermo-solar sludge drying systems, associated in some cases with the implementation of composting systems, which use for example tree pruning remains and eucalyptus bark to generate a compound to be applied in agriculture. This process reduces the emission of greenhouse gases, the use of sanitary landfills and, consequently the waste disposal costs, in addition to being an environmentally sustainable alternative due to the beneficial use of the sludge.

2016 Management Report

Research and technological innovation in water and sewage

In the last three years SABESP invested approximately R$37.3 million in research, innovation and development, of which R$11.9 million in 2016.

The funds allocated to the projects are its own, collected from development entities or even partially or totally funded by partners. An example is the Cooperation Agreement with the Foundation for Support to Research of the State of São Paulo (FAPESP). The agreement provides for non-refundable financing of R$50 million, divided equally between SABESP and FAPESP. Initiated in 2009, the partnership has already given rise to 17 projects, nine of which already completed, with an investment of R$5.2 million, and another eight projects were approved and had their Agreements executed in 2015. For these it is expected that there will be investments of R$7 million and a term of execution of 42 months.

Among the projects under study a highlight is the viability of using the ETA sludge as sanitary landfill cover material and its direct application in compacted soil landfills, enabling the disposal of sludge into Nature, thereby preserving the soil.

By means of the Financing Agreement executed in 2015 with the Brazilian Innovation Agency (FINEP), SABESP is enabling the implementation of its “Technological Innovations Plan for Sanitation”.

With a plan of implementation in 30 months at a cost of R$60 million, the Plan consists of four projects: System for production of reuse water for urban and industrial use, implemented in the RMSP; Biofiltration units for control of the odors of sewage collection stations, to be also implemented in the RMSP, ETE Sludge Drier by means of Solar Irradiation, in implementation in the city of Franca, and the plasma gasification system for solid waste from sewage treatment stations.

There was also progress in the project executed with the Fraunhofer Institute of Germany, for the use of bio-methane generated in the Franca ETE with clean fuel to supply the fleet of vehicles. The equipment arrived from Germany and the ETE is being adapted for its installation.

The technical cooperation agreements are another way to foster development of technologies in themes that are priorities for SABESP, such as reduction of losses, energy efficiency and alternatives for the treatment and disposal of sludge. In this sense, in 2016 an agreement was executed with a representative of Danish company named Liqtech for evaluation of the technology of ceramic membranes for ultrafiltration of silicon carbide for recovery of residual waters in water treatment stations. The technical and economic viability of the material is expected to be tested in 2017 in a number of ETAs.

2016 Management Report

Likewise in 2016 SABESP executed a protocol of Intentions with the Government of Denmark with the purpose of developing joint projects of energy efficiency in sewage treatment stations and to combat water losses in the distribution network.

2016 Management Report

RESULTS TRANSLATED INTO ADVANCES IN SERVING THE POPULATION

After overcoming the worst drought in more than 80 years, particularly in the RMSP where its largest production system is located, the Cantareira System, SABESP discontinued the measures taken to mitigate the impacts of the water crisis, among which the Incentive Program for Reduction of Water Consumption and the Contingency Tariff, which enabled recovery of revenues and improved financial results.

Economic-Financial Performance

      In 2016, the Company recorded net income of R$2.9 billion, against income of R$536.3 million shown in 2015.

History of income

Net operational revenue totaled R$14.1 billion, an increase of 20.4% in relation to the previous year.

2016 Management Report

History of net operational revenue

Gross operating revenue related to the performance of water and sewage services showed an increase of R$2.2 billion or 24.3% when compared to 2015, which is mainly explained by: (i) the tariff adjustment of 15.2% (7.8% of the ordinary tariff readjustment and 6.9% of extraordinary tariff revision) since June 2015; (ii) the tariff readjustment of 8.4% since May 2016; (iii) the 4.4% increase in the total volume billed; and (iv) the lower granting of bonuses in 2016, the total of which was of R$187.4 million (R$926.1 million in 2015), within the context of the Water Reduction Incentive Program, ended in April 2016.

The increase caused by the factors described above was mitigated by the end of the application of the Contingency Tariff in April 2016, the amount of which was of R$224.7 million in 2016 (R$499.7 million in 2015).

2016 Management Report

History of gross operational revenue

Total water and sewage billed (1) by category of use – millions of m 3

	Water			Sewage			Water + Sewage
	2016	2015	%	2016	2015	%	2016	2015	%
Residential	1,527.6	1,465.0	4.3	1,294.0	1,232.1	5.0	2,821.6	2,697.1	4.6
Commercial	162.9	160.0	1.8	155.0	151.9	2.0	317.9	311.9	1.9
Industrial	31.6	32.6	(3.1)	38.3	38.9	(1.5)	69.9	71.5	(2.2)
Public	40.8	40.6	0.5	35.9	33.4	7.5	76.7	74.0	3.6
Total retail	1,762.9	1,698.2	3.8	1,523.2	1,456.3	4.6	3,286.1	3,154.5	4.2
Wholesale (2)	227.4	215.5	5.5	29.0	24.4	18.9	256.4	239.9	6.9
Total	1,990.3	1,913.7	4.0	1,552.2	1,480.7	4.8	3,542.5	3,394.4	4.4

(1)  Not audited

(2)  Wholesale includes the volumes of reuse water and non-domestic sewages

2016 Management Report

Volume of water and sewage billed (1) by region – millions of m 3

	Water			Sewage			Water + Sewage
	2016	2015	%	2016	2015	%	2016	2015	%
Metropolitan	1,136.7	1,084.3	4.8	987.8	939.1	5.2	2,124.5	2,023.4	5.0
Regional Systems (2)	626.2	613.9	2.0	535.4	517.2	3.5	1,161.6	1,131.1	2.7
Total retail	1,765.9	1,698.2	3.8	1,523.2	1,456.3	4.6	3,286.1	3,154.5	4.2
Wholesale (3)	227.4	215.5	5.5	29.0	24.4	18.9	256.4	239.9	6.9
Total	1,990.3	1,913.7	4.0	1,552.2	1,480.7	4.8	3,542.5	3,394.4	4.4

 (1) Not audited

 (2)  Consisting of the coast and interior regions

 (3)  Wholesale includes the volumes of reuse water and non-domestic sewages

In 2016 the costs of products sold and services rendered, administrative, commercial and construction expenses increased by 21.1% (R$1.9 billion). Disregarding the effects of the costs of construction, the increase was 26.6%. The share of costs and expenses in net revenue rose to 75.7% in 2016, compared to the 75.3% shown in 2015. For further information on the breakdown and the changes in costs and expenses, see the Earnings Release, available on the Company’s website at www.sabesp.com.br/investors, item Financial and Operational Information in the top menu.

Adjusted EBITDA showed an increase of 15.0%, going from R$3,974.3 million in 2015 to R$4,571.5 million in 2016, and the adjusted EBITDA margin reached 32.4%, while in the previous year it was 33.9%. Excluding the effects of revenue and of construction costs the adjusted EBITDA margin in 2016 is 43.3% (46.6% in 2015).

2016 Management Report

                      History of Adjusted EBITDA and Adjusted EBITDA Margin

2016 Management Report

Reconciliation of Adjusted EBITDA 5 (Non-accounting measure)

R$ million

	2016	2015	2014	2013	2012
Net income	2,947.1	536.3	903.0	1,923.6	1,911.9
Financial results	(699.4)	2,456.5	635.9	483.2	295.7
Depreciation and amortization	1,146.6	1,074.1	1,004.5	871.1	738.5
Income and social contribution taxes	1,181.9	51.2	371.8	732.0	635.7
Other operating net revenues/ expenses [6]	(4.7)	(143.8)	3.5	(3.3)	23.2
Adjusted EBITDA	4,571.5	3,974.3	2,918.7	4,006.6	3,605.0
Adjusted EBITDA Margin	32.4	33.9	26.0	35.4	33.6
Revenue from construction	(3,732.9)	(3,336.7)	(2,918.0)	(2,444.8)	(2,464.5)
Cost of construction	3,651.4	3,263.8	2,885.5	2,394.5	2,414.4
Adjusted EBITDA excluding revenue and cost of construction	4,490.0	3,901.4	2,856.2	3,956.3	3,554.9
Adjusted EBITDA Margin excluding revenue and cost of construction	43.3	46.6	34.4	44.6	43.0

5 Adjusted EBITDA (“Adjusted EBITDA”) corresponds to net income before: (i) depreciation and amortization expenses; (ii) income and social contribution taxes (federal taxes on income); (iii) the financial results; and (iv) other net operating expenses. Adjusted EBITDA is not a measure of financial performance according to accounting practices adopted in Brazil, IFRS - International Financial Reporting Standard or USGAAP (generally accepted accounting principles in the United States), nor should it be considered in isolation or as an alternative to net income, as a measure of operational performance, or as an alternative to operating cash flows as a measure of liquidity. Adjusted EBITDA has no standardized meaning, and the Company’s definition of Adjusted EBITDA is not comparable with those used by other companies. The Company’s management believes that the Adjusted EBITDA provides a useful measure of its performance, which is widely used by investors and analysts to evaluate performance and compare companies. Other companies may calculate Adjusted EBITDA in a form that is different from that of the Company. Adjusted EBITDA is not a part of the financial statements.

Adjusted EBITDA has the purpose of showing an operational economic performance indicator. SABESP’s Adjusted EBITDA is equivalent to net income before net financial expenses, Income and Social Contribution Taxes (federal taxes on income), depreciation and amortization, and other net operating expenses. Adjusted EBITDA is not an indicator of financial performance recognized under the Corporate Law Method and must not be considered severally or as an alternative to net income as an indicator of operating performance, as an alternative to the operational cash flows or as an indicator of liquidity. SABESP’s Adjusted EBITDA serves as a general indicator of its economic performance and is not affected by the restructuring of debts, oscillation of the interest rates, alterations of tax burden or levels of depreciation and amortization. As a result, Adjusted EBITDA serves as an adequate instrument for regular comparison of the operational performance. In addition, there is another formula for calculation of Adjusted EBITDA that is adopted in clauses of some of the financial commitments. Adjusted EBITDA enables a better understanding not only of the operational performance but also of the ability of fulfilling the Company’s obligations and raising funds for capital investments and working capital. Adjusted EBITDA, however, has limitations that hinder it from being used as an indicator of profitability, inasmuch as it does not take into account other costs resulting from SABESP’s activities or certain other costs that may affect its profits significantly, such as financial expenses, taxes, depreciation, capital expenditures and other related charges.

6 Other net operating revenues/expenses, mainly related to write-offs of fixed assets, provision for losses with intangible assets, loss from economically unviable projects, after deducting revenues from sale of fixed assets, sales of invitations to bid, indemnities and reimbursement of expenses, penalty fines and bonds, rental of real estate, reuse of water, projects and Pura and Aqualog services.

2016 Management Report

Investments

In 2016, an investment was made in the amount of R$3.9 billion, including R$1.3 billion relative to the São Lourenço PPP, still reflecting the prioritization of the water supply infrastructure.

The following table details the investment made, segregated by water, sewage and region:

		R$ million (current)
	Water	Sewage	Total
Metropolitan Region of São Paulo	2,373.5	819.4	3,192.9
Regional Systems (interior and coast)	270.1	414.7	684.8
Total	2,643.6	1,234.1	3,877.7

Note: Does not include the commitments assumed under the program agreement (R$6 million).

For the period from 2017 to 2021 the Company expects to directly invest approximately R$13.9 billion, of which R$7.1 billion in water and R$6.8 billion in collection and treatment of sewage 7:

Indebtedness

In the course of 2016, as the Company was recovering from the effects of the hydric crisis, this was reflected in its indebtedness metrics. Also contributing to this improvement was the evolution of the country’s macroeconomic scenario, particularly the lower volatility of the foreign exchange rate and the appreciation of the Brazilian Real in relation to foreign currencies.

7 For more information on our investment and emergency works to cope with the water crisis, see the chapters “Infrastructure and Planning for the Future of Supply”, “Expansion of Infrastructure and Recovery of Water Resources”.

2016 Management Report

The Company’s active management of the debt maintained its conservative, prudent and responsible guidance of not increasing its relative level of indebtedness, as well as maintaining its level of debt in foreign currency (% of the total debt) within the average of the previous years, which was essential to preserve the low cost of third-party capital and administrate the effects of the foreign exchange rate variance on the debt.

The Real/dollar exchange rate, which ended the year 2015 quoted at R$3.9048 per dollar, ended the year 2016 at R$3.2591. As the nominal foreign currency indebtedness remained in line with previous years, this appreciation of the Real translated into a decrease of the amount in Reais of the debt in foreign currency. In relation to total debt, inasmuch as there was no substantial increase in the Company’s indebtedness, since new funding was basically allocated to the refinancing of overdue transactions in the period, there was an improvement in the debt metrics, particularly in the “Total Adjusted Debt/Adjusted EBITDA” financial indicator (covenant), which ended the year 2015 by 3.26 times, but which, as a result both of the nominal reduction of the debt and by the gradual recovery of the EBITDA, ended the year 2016 by 2.58 times, very close to the Company’s historical levels, around 2.5 times.

2016 Management Report

In 2016, the Company repaid R$1,535.3 million of debt and closed the year with total indebtedness of approximately R$12.0 billion, compared to R$13.1 billion at the end of 2015, which represents a nominal reduction of 8.07%. The foreign currency debt, which totaled 50.4% of total debt in 2015, represented 47.3% at the end of 2016.

Although SABESP must cope with the effects of the exchange rate fluctuations on its financial statements, the Company does not use hedging instruments, since a major part of the foreign currency debt is contracted with official agencies of foreign and national governments, in addition to multilateral organizations, with very low costs, long maturity terms and diluted repayments.

The management that SABESP has been adopting allowed the Company to show a robust economic-financial performance in the years prior to the hydric crisis, and was fundamental in the absorption its effects in the years 2014 and 2015. Throughout 2016, as explained above, it gradually recovered its credit metrics, showing a solid economic-financial structure, which enabled it to maintain high investments, even in times of crisis.

Despite this improvement in the Company’s economic indicators, its credit risk rating has not yet captured this evolution, due to three factors: (i) the Brazilian credit risk rating downgrade in early 2016, which generated immediate downgrade of the credit rating of Brazilian companies, among them SABESP; (ii) the fact that the improvement in the Company’s credit indicators has been occurring at a gradual pace since the first half of 2016; and (iii) the non-occurrence of annual credit reviews in the course of the second half of 2016. The Company’s credit scores are shown below, including the downgrade that occurred in February 2016 in the Standard & Poor’s credit rating due to the downgrade of the rating of the country:

Rating Agency	National Scale	Global Scale
Standard & Poor’s	brA+	BB
FitchRatings	AA- (bra)	BB
Moody’s	Aa2.br	Ba2

Fundraising

In October 2016 the Company contracted a foreign loan in the amount of US$150 million, corresponding to R$469 million, for a term of 3 years, with an interest rate corresponding to the Libor for 3 months plus 4.50% per annum. The interest relative to this loan will be paid on a quarterly basis and the repayment will occur in six-monthly installments as from the 18th month.

The funds raised by this loan were used for settle of the 2016 Eurobond, in the amount of US$140 million, and other debts falling due in 2016.

2016 Management Report

In 2016, no new debts were contracted for investment financing. More information on loans and financing is available in Note 16 to the Financial Statements.

Agreement with the Municipality of São Paulo

In December the first Quadrennial Review of the Agreement with São Paulo was completed, which altered the Service Targets and Service Quality Plan, the Investment Plan and the Investment Compatibility Plan. However, the recovery, by means of a tariff, of the transfer to the Municipal Fund for Environmental Sanitation and Infrastructure, authorized by Arsesp Resolution 407/2013, was not addressed, and the suspension approved by Arsesp Resolution 413/13 and upheld by Resolution 488/14 was maintained. To learn more about the transfer, see Note 14 (d) (v) to the Financial Statements.

Relationship with the Municipalities Served by Wholesale

      SABESP provides water by wholesale to five municipalities of the RMSP: São Caetano, Mogi das Cruzes, Guarulhos, Mauá and Santo André. The municipalities of Guarulhos, Mauá and Santo André show a relevant history of default. In 2017, except for Guarulhos, which made the full payment of the consumption bill for January 2017, the other municipalities maintained the default behavior.

From mid-2015 to early 2016 SABESP executed Protocols of Intention with the three municipalities to develop studies and assessments aimed at resolving the existing commercial relations and debts, but all of the Protocols were ended with no success in the negotiations in mid-2016.

In 2016, SABESP included the autonomous municipal agencies in default in the Single Register of Debtors of São Paulo (State CADIN) by which all unpaid amounts are collected judicially. The Company has been successful in the judicial proceedings, whereby some of court-ordered public debt payments are in pay-out phase. For more information on the accounts receivable from the municipalities served by wholesale, see Note 9 to the Financial Statements.

In addition, at the request of the Municipal Environmental Sanitation Service of Santo André (SEMASA), the Economic Defense Council (CADE) filed an administrative investigation against SABESP for alleged violation of the economic order in wholesale water supply. Subsequently the municipality of Guarulhos adopted a similar measure, and its request was attached to the same proceeding. As of this date, no administrative proceeding has been filed.

2016 Management Report

Transactions with Related Parties

The year was also marked by the execution of an agreement with the Metropolitan Water and Energy Company (EMAE), aiming at the definite dismissal of litigation involving the use of the Guarapiranga and Billings reservoirs. The efficacy of the transaction is still subject to the condition precedent of approval by the pertinent corporate bodies of the EMAE, inasmuch as it has already been approved by the National Electric Power Agency - ANEEL. For more information on the transaction, see Explanatory Note 10 (c).

Stock Market

The behavior of the stock market in 2016 reflected the investors’ expectations mainly concerning the recovery of the reservoirs of the Metropolitan Region of São Paulo and of the end of the Incentive Program for the Reduction of Water Consumption.

These events had a positive impact on the Company’s shares, which at the end of 2016 reached R$28.79, a 53.5% appreciation compared to 2015, a result over that of the Ibovespa, which recorded a rise of 38.9%.

The ADRs closed the year with appreciation of 90.7%, quoted at US$8.68. In the same period, the Dow Jones index recorded a rise of 13.4%, and the S&P 500 of 9.5%.

With this performance, the Company’s market value showed significant recovery, going from R$12.9 billion in 2015 to R$19.7 billion in 2016. On December 31, 2016 the Company’s equity value was of approximately R$22.56 per share.

SABESP’s shares participated in 100% of BM&FBovespa’s trading sessions, and the annual financial volume traded more than doubled in comparison with 2015, reaching a figure of R$13.0 billion. In the US market, the Company closed the year with 132.4 million of outstanding ADRs, and an annual financial volume of US$4.5 billion, 50% more than in the previous year.

In 2016 SABESP continued to be monitored by the principal financial institutions of the market.

2016 Management Report

Dividends

According to the Company’s Bylaws, the common shares are entitled to a minimum mandatory dividend, corresponding to 25% of net income for the year, arrived at after certain deductions that determined or admitted by law and that can be paid in the form of interest on own capital. In 2016 SABESP credited dividends in the form of interest on own capital amounting to R$149.9 million relative to 2015, corresponding to approximately R$0.2193 per common share and a dividend yield of 1.2%.

As regards the year 2016, the Board of Directors approved the proposal of payment of interest on own capital amounting to R$823.5 million, corresponding to R$1.2048 per common share and a dividend yield of 4.2%, to be paid on June 27, 2017.

2016 Management Report

SANITATION AND ENVIRONMENT: A RELATIONSHIP ORIENTED BY SUSTAINABILITY

SABESP’s environmental management, based on the guidelines proposed in its Environmental Policy, is inherent on the provision of the sanitation services and the essence of the business. Aiming at reaching a new level of operational excellence, the SABESP corporate environmental management planning has as one of its premises to implement a culture of prevention and of best environmental practices, aiming at the continual improvement of the Company’s environmental performance.

In order to consolidate the environmental culture, the Company prioritizes the internal and external dissemination of knowledge and experiences related to good environmental practices. These are actions that are present in the corporate programs for environmental management that involve the collaborators, the community and partnerships with non-governmental organizations.

In 2016 there was allocation of approximately R$21.0 million to investments and expenditures with the environment, directly associated with the development and implementation of the principal corporate environmental management programs, as well as the Program for Rational Use of Pure Water, among other environmental initiatives of a local scope implemented by the Company’s Business Units.

Other investments and expenses associated with environmental protection are contemplated in the total amount of operational expenses and investments informed in this report, given the direct relationship of the environmental activities with the end-activity of the Company. As an example, the investments in sewage, effluents monitoring, payment for the use of water from federal and state watercourses, maintenance of reserves in protected areas, maintenance of forest nurseries, effluents reuse initiatives, environmental education actions, environmental skills development, among other initiatives.

Environmental Management System and ISO 14001 Certification

SABESP has been prioritizing , as part of its Environmental Policy implementation strategy, the continuity of the Corporate Program for progressive implementation of an Environmental Management System (EMS) at the Sewage Treatment Stations  and Water Treatment Stations , which was structured in 2009.

2016 Management Report

 The EMS is currently present in 129 stations, of which 35 are certified in ISO 14001. There are perspectives of implementing the EMS in all stations by 2024, whereby the scope of 14001 certification may be expanded according to the strategy of the Business Units, which scope is evaluated annually by means of outside audits.

This program has fostered and strengthened the Company’s culture change process, which inserts environmental management in the business guidelines. It also has the purpose of improving the operational management, aiming at minimizing risks, accidents and generation of environmental liabilities, in addition to stimulating the development of preventive and sustainable actions, with consequent improvement of the environmental performance.

Since 2015 SABESP has been working on the SGA with a mixed model, where the ISO 14001 standard is applied to the certified scope, and for the other stations, it uses its own environmental management model (named SGA-SABESP), with focus on environmental aspects that are more relevant for the operation of the Sewage Treatment Plants and Water Treatment Plants.

Climate change and management of greenhouse gas emissions

Climate conditions and extreme events interfere directly on sanitation activities. Thus, technical capability, the quantification of greenhouse gas emissions and the implementation of actions to mitigate them, as well as adaptation to current climatic conditions are now on the Company’s agenda, constituting a set of initiatives intended to enhance their environmental and operating performance.

The preparation of annual inventories to measure greenhouse gas emissions - GHG, the promotion of awareness programs regarding climate issues and the fostering of adoption of environmentally more efficient measures and practices so as to manage greenhouse gas emissions are some of the actions on-going in the company within the scope of the Corporate Program for Management of Greenhouse Gas Emissions – GHG. The initiative reflects the responsibilities set out in the guidelines and requirements of the State Policy on Climate Change (PEMC).

In 2016, SABESP concluded its 2015 corporate GHG inventory, totaling 2,204,464 tCO2e. This is the 9th edition of the inventory, and it shows the trend observed in previous inventories, in which the collection and treatment of sewage are the largest sources of GHG emissions, accounting for approximately 87% of the total. Electricity contributed with 12%, while the other activities accounted for approximately 1%. Drawn up since 2007, the document follows the principles and requirements of the standard NBR ISO 14064:2007 Part 1 and the Brazilian GHG Protocol Program.

2016 Management Report

In line with the opportunities to reduce greenhouse gas emissions resulting from the Company’s energy consumption, to identify opportunities to increase the efficiency of energy consumption and to enhance operations, energy efficiency studies are being carried out in several of the Company's operating units, the following actions stand out for 2016:

At the São João da Boa Vista ETE, efficiency studies were carried out involving mechanical aerators for sewage treatment lagoons with depth of more than 4 meters. As a result, alternatives capable of generating demand reductions and energy savings estimated in the order of 40% were identified.

Another initiative was carried out in the Parque Novo Mundo wastewater treatment plant during 2016, to find new technologies in replacement of the existing air blowers. During that study, it was noted that the current air production system can be exchanged for machines offering high energy efficiency and at the same time an increased air production, in order to meet the expected increases in treatment demand. The new equipment proposed – state-of-the-art air blowers – will offer higher control over the treatment process in aeration tanks, thus contributing to the continuing improvement of effluent as well as an estimated reduction of 23% in energy consumption.

The new legislation for the electricity sector permits the application of photovoltaic energy to distributed generation in some places. An early-stage study, is under development for the implementation of photovoltaic energy in some sewage treatment lagoons which permits estimated economies ranging from 10% to 20% in electrical energy consumption.

A study to generate hydro energy in water pipelines, taking advantage of water’s kinetic energy, is also under development. The project is underway in two water-pumping stations with an estimated 25% reduction in the energy consumption.

At the Vila Romana water-pumping station, a project to replace the booster pumps electrical engines with natural gas engines is foreseen. The project is included in COMGÁS’s R&D program. This change may allow energy savings of more than 50% during peak hours and 10% during the rest of the day. It is a simpler and more reliable pumping system, because it eliminates a series of components, such as primary cabin and transformer, as well as safety and control panels.

Also in the search for continuing improvement in energy consumption, a protocol of intentions was signed with the Danish Water Forum (DWF) whose objectives include international technological cooperation in energy efficiency projects for sewage treatment stations.

It is also worth pointing out that, in 2016, 4.33% of all electricity consumed by SABESP, measured in GWh, corresponds do energy produced under energy incentive programs. The programs are an initiative of the Brazilian government to foster production of energy from renewable sources, so that the acquisition of this type of energy contributes to the enlargement of the clean source electricity matrix on a nationwide scale and to the reduction of greenhouse gas emissions.

2016 Management Report

The use of biogas as a source of energy has also been explored by the Company as an alternative to optimize processes, together with the principles of sustainability, with positive effects on the reduction of greenhouse gas emissions. This is a technical cooperation agreement in an amount of approximately R$7.3 million between SABESP and the German Fraunhofer Institute, with the purpose of obtaining biomethane (vehicle fuel) for the Company’s fleet, from the biogas generated at the Franca sewage treatment unit. The return is estimated at about R$235 thousand a year, from the reduced consumption in traditional fuels. Equipment imported was received by the end of 2016. Completion of construction works, equipment installation and the beginning of technological tests are expected to take place in 2017. At present, this is the only  initiative in Brazil to transform gas generated in sewage treatment in vehicle fuel with this technology. In recognition of its commitment to the environment meant by this project , in 2016 SABESP was awarded the Ethic in Business prize in the sustainability category.

Also at the Franca sewage treatment station , the project of drying sludge through solar irradiation deserves special mention. The reduction in the volume of sludge generated by the project reduces the number of trips necessary to carry sludge to the landfill, thus reducing vehicle fuel consumption and greenhouse gas emitions .

We also contributed to the reduction in greenhouse gas (GHG) emissions with the SABESP Fleet Renewal Program, an action that has been in place since 2011, focusing on the replacement of light vehicles with more than 7 years’ use and heavy vehicles with an age of more than 20 years. After the replacement of 1,446 light and 461 heavy vehicles, representing 74% and 72% of the total fleet, respectively, the program has contributed to the reduction of greenhouse gas. Together with this program, SABESP follows government guidelines on the use of ethanol, a renewable fuel, for flex vehicles and Diesel S10 for heavy vehicles.

Water resource management and protection

The participation of Sabesp in the various instances of the National Water Resources Management System occurs through the performance of 158 of its employees, from various Company units, coordinated corporately.

Within the scope of the System, SABESP holds a position in the Plenary Sessions of the National Council for Water Resources (CNHR) and in three of the latter’s technical chambers. It is also represented at the plenary session and in the technical chambers of the four federal committees encompassing the State of São Paulo. At state level, SABESP participates in the seven technical chambers of the State Council for Water Resources and has a seat at the plenary sessions of the 21 state water basin committees and in technical chambers.

2016 Management Report

To date, SABESP’s priorities include, besides participation in the plenary sessions, work in the chambers dealing with Planning, Sanitation and Charging for the Use of Water. Considering the importance of Environmental Education in the management of water resources, SABESP will include participation in the Environmental Education Chamber among its priorities. The Company is already active in several of those chambers and intends to expand its representation to participate in all of the environmental education chambers now in existence or that may be implemented by the basin committees in the future, since not all committees have this chamber implemented.

Also with a view to further enhancing water resource management, SABESP has been accompanying the gradual implementation of charges for the use of water This is an important instrument whose objectives provided for in the National Policy on Water Resources include, among others, awareness as to the rational use of water by its inherent economic value and the provision of part of the funds required for the actions planned by the Water Basin Committees aimed at recuperating and preserving water resources.

In 2016, the company disbursed approximately R$43 million as payment for the use of water under federal and state dominion in the water basins of the Paraíba do Sul river, the Piracicaba, Capivari and Jundiaí rivers, the Sorocaba and Médio Tietê rivers, the rivers in Baixada Santista region and those of the Alto Tietê river, Baixo Tietê river, Tietê Batalha river, Tietê Jacaré river and Ribeira de Iguape river and Litoral Sul. Charges for the remaining river basins in the State of São Paulo are expected to begin in 2017.

Another debating point in which the company is involved focuses on the classification of water bodies in which the water basin sets up a pact around targets for the quality of the water associated with its predominant uses. These two management and planning instruments are directly related to SABESP’s business.

Among the other activities within the scope of the Water Resources Management System in which SABESP representatives participate, the preparation of draft bills on the protection of water sources deserves special mention.

In appreciation of the need to preserve the water resources, the company owns and maintains areas within conservation units which are inspected and monitored. The areas are also open to universities and NGOs for socioenvironmental studies.

2016 Management Report

Besides the reserves, since 1990 SABESP maintains two forest nurseries intended for producing seedlings of native species. The objective is to contribute to the projects for restoring and rehabilitating of riparian vegetation surrounding the water sources that supply the metropolitan region of São Paulo (RMSP). One of them is installed at the Jaguari dam of the Cantareira System within the municipality of Vargem, and another one at ETA Alto Cotia, in the municipality of Cotia. It also maintains a nursery in the Jales sewage treatment station  which supplies seedlings of tabebuia, cecropia, mahogany, cedar, queen palm, palm, guava tree, bilimbi e moringa, used for reforestation purposes.

In regard to environmental grants and permits, the existing operating complex is the subject matter of the Corporate Programs for Obtaining and Maintaining Grants of Right of Use of Water Resources and Environmental Permits for ETEs, ETAs and Sewage Pumping Stations (EEEs).

SABESP in the development of its activities related to the execution of works and interventions, goes through a process of obtaining permits and environmental licenses, according to the current legislation. As a result of these processes , SABESP undertakes environmental compensation commitments.

To meet the current and future obligations, SABESP developed and is implementing a program that includes the planting  and the maintenance of 1 million seedlings in the period of ten years.

The work has already started and is included within the context of the “Programa Nascentes” of the Government of the State of São Paulo, being currently in course the plantation and maintenance of 213 thousand seedlings in the Metropolitan Region of São Paulo, with the prospect to hire immediately  110 thousand more seedlings in the interior of São Paulo.

It is also planned to hire the planting and maintenance of  300 thousand more seedlings in the short and medium terms, integrated to the “Programa Nascentes”. The total expenditure for this program is R$40 million.

As a result, it is expected not only the improvement in the management and fulfillment of the commitments, but also a greater environmental benefit arising from the coordinated efforts between SABESP and the State Government through the “Program Nascentes”.

2016 Management Report

SABESP Environmental Education Program – PEA

      To the extent that water and sewage services expand, and also considering the increased global awareness of environmental questions, the need to interact with the population also increases, considering that social participation plays an increasing role in the daily life of sanitation companies’ activities.

Within this context, environmental education is a necessary instrument to ensure the effectiveness of sanitation actions. Such education enables increased awareness of the importance of house connections to the sewage system and the adequate use of the sanitation equipment available, of rational use of water, of the 3Rs concept in solid waste and orientation to avoid the misguided connections of rain water to the sewage system, among others, the involvement of the entire population is vital to sanitation. Thus, the enjoyment of the advantages of a healthy and balanced environment requires maintaining an investment in education, the basis that can sustain the transformations and advances required to the evolution of the community.

The goal of the PEA SABESP educational program is environmental awareness, with the insertion of a new vision of the importance of sanitation equipment and service for a healthy environment and society.

Such actions promote:

(i) Increased perception of the value of sanitation services provided in relation to the water treatment and distribution and of sewage collection and treatment.

(ii) Development of actions related to hygienic and preventive health habits.

(iii) Formation of local environmental agents and educators committed to environmental preservation.

At SABESP, the Sanitary and Environmental Education Areas have been under the care of employees of different organizational levels, different backgrounds and different functional and operational areas of the Company, for more than 40 years. For that purpose, PEA SABESP relies on corporate guidance including company procedures, methodology and mechanisms for the planning and management of the hundreds of environmental predication actions and projects developed by the company.

During 2016, a total of 2,200 talks were given in schools communities and companies within the scope of PEA SABESP. The talks were attended by approximately 382 thousand persons, mostly youngsters between 15 and 29 years of age. Also, there were 1.6 thousand monitored visits to SABESP facilities, receiving 71 thousand visitors, mostly from government schools.

2016 Management Report

Other activities were also carried out, such as plantation of trees, a sensory garden, vegetable gardens in schools, training of teachers and students, selective collection and recycling of waste. They also involved wide social mobilization in commemorative dates, such as the World Water Day, Environmental Day, Tree Day and Clean River and Beach Day, with the involvement of many other parties, such as local governments, school network, companies, community leaders and Company staff.

Good environmental practices in administrative areas

SABESP implemented the 3Rs program to the adequate destination of solid waste generated by administrative areas. The program was conceived with the purpose of structuring management of those residues and organizing and standardizing a series of selective collection initiatives which were already carried out in different units of the Company.

Using the 3Rs concept of residue management (Reduce, Reuse, Recycle) actions and practices to minimize residue generation were defined. These prioritize reduction of consumption, reuse of materials and recycling and also determine an environmentally responsible destination of solid residues generated in administrative activities. The program includes training employees and providers of outsourced cleaning services to act as multipliers in their work areas and external activities.

Application of the 3Rs concept – Reduce, Reuse, Recycle – stimulated the development of several projects within the Company. An example is the reduction of over 400 thousand sheets of bond paper and other printing resources consumed, through the implementation of electronic forms to evaluate reaction and effectiveness in training sessions, seminars and other employee training and development events.

SABESP, in its training processes concerning materials considered of strategic value, and in agreement with the needs and quality standards required by the Company, looks for suppliers who can offer social responsibility and commitment with the environment and its surroundings. It assesses compliance with environmental legislation and toxicological risks posed by the products, pursuant to regulations in force, in such a way as to guarantee safe use both in the water treatment station and for the final consumer.

All bid notices contemplate the environmental legislations and standards. SABESP’s contractual instruments, in turn, have clauses that require compliance with the positions of the Municipality and State and Federal legal provisions that may interfere with the execution of works and services, especially, regarding environmental legislation, CONAMA Resolutions and State Law 12684/07.

2016 Management Report

SABESP also uses the Outsourced Services Studies of the Government of the State of São Paulo – Social and Environmental Specific Instructions for defining its technical specifications. This study establishes environmental actions, such as the rational use of water and electric power, reduction in the production of solid residues, among other environmental good practices.

2016 Management Report

RESPECT FOR CLIENTS AND THE FUTURE GENERATIONS

Given that water, raw material for life, is its core business, SABESP is inextricably committed to sustainability. The Company’s actions go far beyond water treatment, water supply, sewage collection and treatment services. It also seeks environmental preservation and social development, including the use of partnerships with communities where it operates, NGOs, State Government, municipalities, schools, orphanages and day care centers, among other segments.

Voluntary adhesions and institutional programs

As a signatory to the UN Global Compact, SABESP aligns its activities with the principles of human rights, labor, environmental protection, and anti-corruption, and supports and encourages UN’s 17 Sustainable Development Goals, which aim to stimulate actions for the next 15 years in areas of crucial importance to humanity, the planet, countries and the companies.

In 2016, SABESP renewed, for the 13th consecutive year, the certificate awarded by Abrinq Foundation - Save the Children, continued as a co-supporting entity of Instituto Criança Cidadã (Citizen Child Institute), a partner of Instituto Ethos, and maintained the granting of the Sao Paulo Seal of Diversity, instituted by the State Government, which aims to encourage public, private and civil society organizations to include this issue in their human resource management, and highlights good business practices as a strategic action for equal rights.

In addition, the Company is part of São Paulo’s Program in Search of Missing Children and Adolescents, as well as maintains an agreement with Associação Amigos Metroviários dos Excepcionais, through which several people with disabilities work in its public service units.

Aware of the importance of voluntary work, and of its benefits for society, through its Corporate Volunteer Program the Company inspires good practices and brings more dignity to those involved, carrying out campaigns that result annually in the collection of food, clothing, hygiene products, books and magazines, among others. In addition to the campaigns, it engages in several actions of social inclusion, learning and care for children, the elderly and people with special needs.

In 2016, worthy of note is the Winter Clothing Campaign by the Solidarity and Social and Cultural Development Fund of the State of Sao Paulo – FUSSESP, an action that is already part of SABESP’s calendar as one of the most integrated and best-performing corporate actions. Under the theme “Good clothes are for donation”, the employees collected more than 1,300 pieces of quality that benefited 257 entities.

2016 Management Report

Institutional Programs focused on the Social Area

With games and characters, the Company maintains the Clubinho SABESP, accessible on www.clubinhosabesp.com.br, which encourages a closer relationship with children and young people, from six to thirteen years of age. This virtual space is directed primarily to environmental education, focusing on “Learn how to take care of our water with the saving tips from the Team of Clubinho SABESP”.

In addition, aligned with its goal of advancing as a Company, and in compliance with Law No. 10097/2000, SABESP has been developing the Apprentice Program for 10 years, in a partnership with the National Service of Industrial Learning - Senai/Sao Paulo. The program prepares young people for the job market, providing learning that allows them to plan a professional career, and expect a better future for the apprentices, in addition to the opportunity to stimulate the employees to act in the role of tutors, thus exercising citizenship. This initiative has already opened opportunities for 3.3 thousand young people, of whom 429 were part of the Company’s staff in 2016.

Local Communities

The Community Participation Program was created to serve primarily low-income groups or clients through social responsibility practices, including fight against losses, community articulation, and raising awareness about environmental issues, efforts to clean up rivers and streams, plantation of trees, and others. The meetings with communities periodically bring together community leaders for the presentation of SABESP’s actions and investments, survey of the population’s expectations, and alignment of the Company’s actions with local needs. The initiative, which is has been held for 18 years, allows for a strong work of awareness and behavior change related to the rational use of water, and also improvement of services provided in the metropolitan region of São Paulo.

Support and sponsorship

      SABESP sponsors, through tax incentives, several projects in the areas of literature, plastic arts, music, dance, theater, circus, cinema, and preservation of cultural heritage. Since 2004, when the Company joined the program Fomento ao Cinema Paulista [a program to foster filmmaking in the State of Sao Paulo], more than 150 films have received sponsorship. SABESP is the company that most supports the cinema in the State of São Paulo, and is one of the three biggest promoters of the sector in the whole country.

             Sports sponsorship, also through tax incentives, began in 2008. Since then, SABESP has been supporting several projects, both aimed at high performance and sport as an instrument of education. Last year, with support to the project to initiate childhood basketball, with an educational and social inclusion approach, nearly 5,000 students of approximately 80 public schools benefited from basketball initiation classes during their second shift at school.

2016 Management Report

Client Relationship

Aware of the importance and of the environmental and social impact of its relationship actions with clients, SABESP has been investing in projects of autonomy, accessibility, reduction of inputs and digital and social inclusion. The clients with total or partial visual impairment can, for example, use a virtual service that is compatible with and adjustable to the specific software used by people with this deficiency, and may also request their bills to be sent in Braille.

In 2016, SABESP’s Virtual Agency started to provide the service of payment of bills in installments, saving clients’ time and resources required to go to a physical unit, besides offering the clients the facility to honor their debts and keep the regular supply for their property. Currently, more than 80% of the services offered at physical units are also available on the internet.

In addition, SABESP has been investing in improving the quality of customer information, and already distributes 93% of the bills with the name of the holder. Having their names printed on the consumption bill means, for the client, an example of citizenship.

Ombudsman / Procon

Ombudsman is a qualified client relationship channel intended for addressing complaints, suggestions, reports, criticisms and information, through which more than 139 thousand statements were made in 2016. This total refers to statements made before the water crisis, a sign that it is returning to normality.

As a result of the intense and continuously improved work in the provision of a quality service for clients, SABESP was once again not included on the list of the 50 companies with the highest number of complaints registered in the State of São Paulo as disclosed by Consumer Protection and Defense Foundation (Procon-SP). In 2016, the Company registered only 41 grounded complaints, a decrease of 52% compared to 2015.

Among the five essential service providers with the highest number of complaints, the sanitation company was also out of the ranking.

Satisfaction Survey

Customer satisfaction is annually measured through an extensive customer satisfaction survey. In 2016, almost 6,000 interviews were carried out throughout the State of São Paulo, which allows measuring the results with a margin of error of 1.3%, and a 95% confidence level. The overall satisfaction indicator was 82%.

2016 Management Report

Relationship with employees

SABESP has been directing its efforts towards the model of Competency-Based Management, investing in the development of business critical qualifications.

Since its adoption, the current model for people management has been improved with the purpose of offering to SABESP a value proposition for employees, capable of increasing their commitment to, and involvement with, the organization’s objectives and strategy, with particular emphasis on integrated processes incorporating continuing education, career management, quality of life, climate management, and human resources services.

The Company seeks to meet the main demands of employees, always respecting the limits of its financial capacity and legal and governmental guidelines.

In 2016, the Collective Negotiations resulted in a Collective Bargaining Agreement providing for a salary adjustment of 10.03%, with no strike movements. Of the total number of employees, approximately 70% are spontaneously unionized, with the representation of the unions in the Company being in the proportion of one union leader to every 405 employees.

In addition, SABESP maintains an uninterrupted and friendly relationship with employees’ representation and association entities in the search for improvements, solutions and advances in the Company’s management, as well as their qualification and quality of life.

Staff

In 2016, SABESP had a workforce of 14,137 employees, 690 trainees, and 430 apprentices. In the period from 2012 to 2016 there was a reduction of 374 employees, resulting from 2,756 dismissals and 2,382 admissions.

Regarding average time in the Company, the workforce presents a prevalence of professionals with 18 years of work. In 2016, the turnover was 3.8%.

Regarding maternity leave, of the 67 women who enjoyed the benefit, 76% returned to work.

The Company has complied with applicable legislation regarding the right of reservation of job vacancies, offered in the public selective processes for people with disabilities. In 2016, 83 jobs were held by people in these conditions, with 74% of employees having physical disabilities, 12% with hearing loss, and 14% with visual impairment. SABESP also has an agreement with associations, through which 111 persons with disabilities work in its public service units, an activity for which they receive more than 108 hours of previous training.

2016 Management Report

SABESP does not work with outsourced professionals. Specialized companies are contracted for the provision of services according to specific demands. At the end of 2016, the estimated number of service providers was 6,418.

The process of recruiting and selecting employees, trainees and apprentices is carried out only by means of a competitive examination. The filling of the 624 job vacancies of Competitive Examination No. 01/2013 was completed in May 2016, with the bank of qualified applicants.

Periodically, there is a Competitive Examination for hiring trainees and apprentices to carry out activities aimed at learning and qualification, targeting their insertion in the labor market.

The Company also holds Internal Selections to identify the professional with the most appropriate profile to the managerial vacancies available. In addition to motivating the internal professional, it offers development opportunities. This internal selection also contemplates participants in the Succession and Career Program. In addition, it has a Bank of Opportunities, accessible to all employees, which receives statements of interest for transfers and other professional opportunities in the company.

Compensation and Career

      SABESP adopts a single Salary Policy for the entire State of São Paulo. Employees’ pay is composed of a basic salary, profit sharing, function bonus and benefits. The ratio between the lowest salary paid in the Company and the minimum wage is 2.0, with no difference in the base salary for men and women.

The Profit Sharing Program (PPR) is a strategic tool used annually to stimulate the efforts of employees adhering to organizational goals. It follows the general guidelines established by Federal Law No. 10101/2000, and by State Decree No. 59598/2013, being negotiated annually with the Unions.

In addition to the benefits established by law, SABESP adopts an additional benefits policy that aims to meet the employees’ demand, including: meal and food vouchers, snacks during overtime work, Christmas baskets, childcare centers, employment guarantees, supplementation of sickness benefits, vacation bonuses, medical care and private pensions.

With regard to Medical Assistance, in 2016 the commission created in 2015 focused on studying opportunities for improvement in Healthcare Management, as well as in the Health Policies developed by the Company. The final purpose of this study is to obtain a diagnosis of the current products, highlighting the points to be improved, at operational levels, with respect to the services provided and forms of financing of the costs involved.

2016 Management Report

SABESP also offers the option to participate in a Private Pension Plan, whose purpose is to supplement retirement. There are two pension plans in the Company managed by Sabesprev: Benefit Plan – G1 and Defined Contribution Plan - Sabesprev Mais. Since 2010, the employee has been able to opt only for the Sabesprev Mais private pension plan, since the Benefit Plan (G1) was suspended due to its deficit characteristics. Currently, the Pension Plans have 20,896 members, of which 11,443 are from Benefit Plan - G1 and 9,453 from Sabesprev Mais.

In addition to the direct benefits, the Company, through the SABESP’s Corporate University, offers subsidies for courses at the most varied levels of training and formal education, with the agreements being extended to family members of all ages. These subsidies cover graduate degree programs, technical education, languages, professional development, distance education, and educational agreement.

To hold each position, employees must meet specific minimum requirements, such as school education, ability to handle more complex activities, and improvement courses that support SABESP’s career structure, which is based on positions of trust (management body and leadership/supervision) and Y career. By the end of 2016, the Company had 1,931 professionals with graduate /MBA degrees, of whom 9.4% are masters and/or PhDs.

Professional growth occurs from Competency and Performance Assessments conducted annually and directed to 100% of employees. For the IV Assessment Cycle that occurred in November/2016, 1% of the payroll was allocated to promotions and applied to eligible employees in February 2017.

In this assessment, the organizational climate was also identified, and the dimensions that presented the lowest index were Recognition/Appreciation and Communication, which will receive proposals for improvement actions in 2017.

In 2016, the ratio of overtime to normal hours worked totaled 13.2%, and absenteeism 1.8%.

SABESP’s Corporate University (UES)

In 2016, SABESP’s Corporate University provided courses and strategic programs related to Sustainability, Corporate Governance, Environment, Social Responsibility, Occupational Safety and Health and the essential business skills, totaling an investment of R$6.2 million.

2016 Management Report

SABESP, consistent with its corporate and prospective strategy in relation to future scenarios, defined in its Strategic Plan, among the business guidelines, the value of people as a competitive differential.

The evolution to a new level of achievement requires that its leaders have a clear understanding of the changing context of the current world, and the ability to deal insistently with the duality of public management under the aegis of results, and to act on the principles and values of the organizational culture.

Reflection on these demands has led SABESP to invest in programs focused especially on developing its leadership, promoting the improvement of the managers who are now leaders and, while preparing potential successors for the current managers.

With the establishment of partnerships with renowned educational institutions and specialized consultancies, the UES started the Management Excellence Program in 2012, with the objective of broadening the integrated vision of management, developing the management body based on the primary leadership competences for the transformation of SABESP of the future.

In addition, SABESP also implemented the Management Succession Program, a pioneering initiative in the Company, which introduced a model in the cultural practices of people management that is aligned with the modern concepts of planning and management of the succession process.

The Program’s differential is the process structure based on the model of assessment and training of potential successors in a cycle of diversified and integrated activities. The identification of professionals, different types of assessment, training and career guidance were articulated in order to provide the best conditions so that people and the Company could structure their decisions about the future.

In 2016 the UES had its budget impacted by the restrictions imposed by the water crisis, with impact on the indicators of capacity building and development. Priority was given to training related to the Company’s activity, mandatory courses in Health and Safety at Work and Leadership Development. For the other areas, we tried to make virtual training feasible, with the support of technology, as well as the use of strategies for internal transfer of knowledge.

2016 Management Report

Occupational Health and Safety

The Health and Safety actions seek to promote the development of the culture of prevention with employees and service providers, aiming to ensure the improvement of working conditions and quality of life. The main actions are developed in order to standardize the rules and develop prevention programs, to train and sensitize employees, and control and audit the processes.

By 2016, the following results should be highlighted:

(i)     review and updating of Occupational Health and Safety Procedures;

(ii) application of 16,264 doses of influenza vaccine for employees, apprentices and trainees, and 1,872 doses of typhoid vaccine for all employees with potential for exposure to sewage;

(iii) more than 49 thousand participations in face-to-face and virtual training;

(iv) more than 45 thousand participations in the program Minuto da Prevenção Virtual (Minute for Virtual Prevention), broadcasted by UES, with a broadcast by TV Corporativa; and

(v) approximately 5,000 safety inspections.

Internal Week for Occupational Accident Prevention – SIPAT

Using the Olympic games spirit, this year’s innovation was due to the 2016 Sipat Olympics, which divided SIPAT’s actions into modalities that rewarded employees in the categories of Gold, Silver and Bronze Medals. The virtual activities were intensified, allowing a great adhesion and decreased the movement of employees.

There was a division of modalities, which presented representative numbers: (i) more than 8 thousand in-person actions; (ii) more than 700 phrases sent to the Slogan Contest; (iii) 37 video-lessons with internal knowledge attended by almost 12 thousand people; and (iv) 25 photos for the Image Contest for Wallpaper.

Health and Safety Campaigns

These campaigns take place through newsletters, lectures and preventive actions with varied themes such as: fight against Aedes aegypti mosquito, Ergonomics, You in the Traffic - Safe riding for motorcyclists, Conjunctivitis, Influenza, among others.

The actions against the Aedes aegypti mosquito were intensified with the Campaign Xô Mosquito (Go away, mosquito!), which developed activities such as D-Day, with weekly inspections carried out by the CIPAs throughout the Company, the creation of promotional images released as wallpaper on microcomputers, among others.

SABESP counts on the commitment and involvement of 3,874 professionals acting as CIPA and brigade people, with 1,444 being in 144 CIPAS, and 2,430 brigade people. Of the total number of employees, about 25% work in formal safety and health committees, and engage in activities such as systematization, monitoring and specific programs.

2016 Management Report

Quality of life

The main objective of SABESP’s Quality of Life Program is “To create a work environment with productivity, quality of life and well-being, contributing to the reduction of absenteeism and the improvement of the organizational climate”.

Several actions are carried out with the objective of promoting behavioral changes, lifestyle, and arousing concern about health. In addition to the Blood Donation Campaign, the Pink October and Blue November campaigns were highlighted in 2016, which are awareness and prevention campaigns regarding breast and prostate cancer. As was the case throughout the world, several SABESP sites were lit with the respective colors, and on October Fridays the employees dressed in pink, and in November in blue. Actions were also carried out, such as informative lectures, videos and testimonies on the importance of prevention and early diagnosis.

Suppliers Evaluation

Suppliers contracting respects the Labor, Occupational Safety and Environmental requirements, extending the commitment to the contracted company, which is liable for any irregular acts or facts performed by the subcontracted and/or outsourced in its own name, of its employees and agents.

Regarding environmental liability, SABESP evaluates compliance with the local legislation of its suppliers, and the toxicological risks of the product, in order to guarantee the safety of use in both the Company’s premises and the final consumer.

The Company has its own suppliers qualification process, and its respective production process. The evaluation involves several requirements, including the production process, when aspects related to social responsibility and the employment of child labor are checked. It should be noted that, even during the contractual implementation, any disclosure of breakage of the rule on the employment of child labor may lead to contractual termination.

Among the measures adopted by SABESP to eliminate all forms of forced or slave labor, the following stand out:

(i) consultation of the “dirty list” of the Ministry of Labor and Employment;

2016 Management Report

(ii) the obligation that those interested in participating in bids, or in qualifying their respective products in SABESP, declare that they do not use labor analogous to slavery in their productive chain and;

(iii) the contracted company will be liable for any use of labor analogous to slavery in its productive chain, which also constitutes reason for the termination of contract.

The purchasing processes carried out by the Company are widely disclosed in the electronic bidding site, available on the internet site, guaranteeing equal conditions for suppliers, regardless of size or location, in addition to significant cost reduction, waste and obsolescence

2016 Management Report

AWARDS RECEIVED IN 2016

•      Anefa Transparency Trophy 2016 – Category of Publicly-Held Companies granted by the National Association of Finance Businessmen (Anefac), due to the transparent and trustworthy way it presented its financial statements

•      QA Quality Assessment Certificate, granted by the Institute of Internal Auditors in Brazil (IIA Brazil), a branch of The Institute of Internal Auditors (IIA), to the Audit Superintendence

•      Friend of Justice Company Certificate, created by the Court of Appeals of the State of São Paulo with the purpose of stimulating the organizations to add practices that contribute to the improvement of client service and, consequently, to the reduction of the number of judicial disputes

•      “The 100 more influent of Energy” Award – category sustainability, granted by Grupo Mídia, through the magazine Full Energy, for the project Waste to Energy Barueri, intended to transform sludge and biogas from sewage treatment in raw material for the production of electricity

•      Ethics in Business Award, category Sustainability, granted by the Brazilian Institute of Ethics in Business to the project “Processing of Biogas Generated in ETEs for Car Use (case Franca)”

•      “The 100+ Innovative companies in the Use of IT” Award, held by IT Midia (consulting PwC). The study is recognized by the market as the most important indicator of technology application focusing on business innovation, pointing to companies that use IT as a strategic element

•      “The best and the Biggest” Award, category Infrastructure, granted by Exame Magazine, which places the company in the leadership of the sector and on the list of the leading companies in the country

•      “Companies that Best Communicate with Journalists” Award, The Center for Communication Studies and the magazine Negócios da Comunicação, for maintaining a good relationship with the press

•      Valor 1000 Award, in the category “water and sanitation”, granted for the 8th time by the Newspaper Valor Econômico. SABESP is one of the top winners of this award

•      National Award of Quality® (PNQ), granted by the National Foundation of Quality (FNQ), for the South business Unit, level world class

•      1st Place in the Ranking of Sanitation for the 100 Biggest Cities in Brazil, granted by the Institute Trata Brasil to the city of Franca for having the best indices in the main indicators of basic sanitation

•      Modern Consumer of Excellence in Services to the Customer Award, category ‘public services’, granted by Consumidor Moderno Magazine to the Service Center of the Regional Systems Department

•      National Award of Sanitation Quality (PNQS) 2016, granted by the Brazilian Association of Sanitation and Environmental Engineering (Abes)

2016 Management Report

•      Datacenter Dynamics Awards – Best Datacenter Design in the category ‘Enterprise’, granted by DatacenterDynamics (DCD), for the design of IT innovations in basic sanitation 2016

2016 Management Report

ANNUAL SOCIAL BALANCE 2016

1. Tax Basis	Amount in 2016 (in thousands of *Reais*)	Amount in 2015 (in thousands of *Reais*)
Net revenues (RL)	14,098,207	11,711,569
Operating income (RO)	3,429,607	3,043,991
Gross Payroll (FPB)	2,199,352	2,193,908

2. Internal Social Indicators	Amount (in thousands)	% on FPB	% on RL	Amount (in thousands)	% on FPB	% on RL
Food	167,698	7.62%	1.19%	149,836	6.83%	1.28%
Mandatory social charges	192,713	8.76%	1.37%	183,295	8.35%	1.57%
Private pension plan	-198,873	-9.04%	-1.41%	110,181	5.02%	0.94%
Healthcare	155,689	7.08%	1.10%	143,424	6.54%	1.22%
Occupational security and health	11,133	0.51%	0.08%	11,597	0.53%	0.10%
Education	2,445	0.11%	0.02%	1,335	0.06%	0.01%
Culture	476	0.02%	0.00%	375	0.02%	0.00%
Professional training and development	4,661	0.21%	0.03%	4,402	0.20%	0.04%
Nursery or nursery allowance	2,284	0.10%	0.02%	2,124	0.10%	0.02%
Profit sharing	68,379	3.11%	0.49%	54,727	2.49%	0.47%
Other	4,799	0.22%	0.03%	3,231	0.15%	0.03%
Total - Internal social indicators	411,404	18.71%	2.92%	664,527	30.29%	5.67%

3 - External social indicators	Amount (in thousands)	% on RO	% on RL	Amount (in thousands)	% on RO	% on RL
Education	61	0.00%	0.00%	118	0.00%	0.00%
Culture	16,186	0.47%	0.11%	6,571	0.22%	0.06%
Health and sanitation	1,191	0.03%	0.01%	81	0.00%	0.00%
Sports	3,764	0.11%	0.03%	450	0.01%	0.00%
Fight against famine and food security	0	0.00%	0.00%	0	0.00%	0.00%
Other	14,762	0.43%	0.10%	4,009	0.13%	0.03%
Total contributions to the society	35,964	1.05%	0.26%	11,229	0.37%	0.10%
Taxes (excluding social charges)	2,569,052	74.91%	18.22%	1,103,828	36.26%	9.43%
Total - External social indicators	2,605,016	75.96%	18.48%	1,115,057	36.63%	9.52%

4 - Environmental indicators	Amount (in thousands)	% on RO	% on RL	Amount (in thousands)	% on RO	% on RL
Investment related production/operation of the company	17,470	0.51%	0.12%	13,580	0.45%	0.12%
Investment in external programs and/or projects	3,704	0.11%	0.03%	4,833	0.16%	0.04%
Total investments in the environment	21,174	0.62%	0.15%	18,413	0.60%	0.16%

With regard to the establishment of "annual targets" for waste reduction, consumption in general in production/operation, and increased efficiency in the use of natural resources, the company (sic)	(x) No targets established	( ) 51% to 75% are met	(x) No targets established	( ) 51% to 75% are met
	( ) 0% to 50% are met	( ) 76% to 100% are met	( ) 0% to 50% are met	( ) 76% to 100% are met

5 - Staff Indicators	2016	2015
No. of employees at the end of the period	14,137	14,223
No. of employees hired during the period	605	300
No. of outsourced employees	6,418	6,343
No. of interns	690	859
No. of employees over 45 years old	8,710	8,649
No. of women working in the same company	2,876	2,867
No. of women in leadership positions	20.07%	19.80%
No. of African decedents working in the company	2,330	2,263
No. of African decedents in leadership positions	4.81%	4.40%
No. of disabled persons or persons with special needs (includes employees and partnership with AME)	194	180

6. Relevant information on the exercise of corporate citizenship	2016			2017		
Ratio of the highest to the lowest compensation in the company	16.8			nd		
Total number of occupational accidents	158			126		
Social and environmental projects developed by the company were defined by:	( ) officers	(x) officers and managers	( ) all employees	( ) officers	(x) officers and managers	( ) all employees
The occupational security and health standards were defined by:	(x) officers and managers	( ) all employees	( ) all + CIPA	(x) officers and managers	( ) all employees	( ) all + CIPA
In relation to freedom of association, right to collective agreement and internal representation of (sic)	( ) does not get involved	( ) follows ILO rules	(x) encourages and follows ILO rules	( ) does not get involved	( ) follows ILO rules	(x) encourages and follows ILO rules
The private pension plan includes:	( ) officers	( ) officers and managers	(x) all employees	( ) officers	( ) officers and managers	(x) all employees
Profit sharing includes:	( ) officers	( ) officers and managers	(x) all employees	( ) officers	( ) officers and managers	(x) all employees
Upon selecting suppliers, the same ethical and social and environmental responsibilities standards adopted by (sic)	( ) are not considered	( ) are suggested	(x) are required	( ) are not considered	( ) are suggested	(x) are required
With regard to employees' participation in volunteer programs, the company:	( ) does not get involved	( ) supports	(x) organizes and encourages	( ) does not get involved	( ) supports	(x) organizes and encourages
Total number of complaints and criticisms received from consumers	at the company 50,873	at Procon 2,125	at the Court JEC/Conc 578	at the company ND	at Procon ND	at the Court ND
% of complaints and criticisms solved or fulfilled	at the company 99.45%	at Procon 91.05%	at the Court 78.03%	at the company ND	at Procon ND	at the Court ND
Total value added to be distributed (in thousands of R$)	2016: 7,984,170			2015: 7,108,524		
Value Added Distribution (DVA):	31.5% -govern	24.8% - employees		16.0% -govern	28.5% - employees	
	8.8% - shareholders	6.7% - third parties	28.1% - retained	1.8% - shareholders	47.9% - third parties	5.8% - retained

7. Other Information

*** The number of outsourced employees is estimated based on labor assigned to services agreements, given that SABESP does not hire third parties directly.**

"Investment and expenditures with environmental protection directly associated with development and implementation of major corporate environmental management programs, as well as with the *Programa de Uso Racional da Água - PURA*, among other local environmental initiatives taken by the Company's Business Units were taken into account. Other investment and expenditures associated with environmental protection are included in total operating expenses and investments reported herein, given the direct relationship between environmental activities and the Company's core business"

"This company does no use child or slave labor, does not engage in prostitution or sexual exploitation of children or adolescents, and is not involved in corruption."

"Our company values and respects diversity internally and externally."

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statement of Financial Position as of December 31, 2016 and 2015

Amounts in thousands of reais

Assets	Note	December 31, 2016	December 31, 2015
Current assets
Cash and cash equivalents	7	1,886,221	1,639,214
Trade receivables	9 (a)	1,557,472	1,326,972
Accounts receivable from related parties	10 (a)	202,553	156,155
Inventories		58,002	64,066
Restricted cash	8	24,078	29,156
Recoverable taxes	17 (a)	42,633	77,828
Other receivables		52,676	156,942
Total current assets		3,823,635	3,450,333

Noncurrent assets
Trade receivables	9 (a)	153,834	182,616
Accounts receivable from related parties	10 (a)	669,156	715,952
Escrow deposits		77,915	76,663
Deferred income tax and social contribution	18	186,345	128,242
Water National Agency – ANA	11	81,221	88,368
Other receivables		114,693	140,676

Investments	12	31,096	28,105
Investment properties	13	57,968	56,957
Intangible assets	14	31,246,788	28,513,626
Property, plant and equipment	15	302,383	325,076

Total noncurrent assets		32,921,399	30,256,281
Total assets		36,745,034	33,706,614

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statement of Financial Position as of December 31, 2016 and 2015

Amounts in thousands of reais

Liabilities and equity	Note	December 31, 2016	December 31, 2015
Current assets
Trade payables and contractors		311,960	248,158
Current portion of long-term borrowings and financing	16	1,246,567	1,526,262
Accrued payroll and related taxes		458,299	347,976
Taxes and contributions	17 (b)	168,757	107,295
Interest on capital	22 (c)	700,034	127,441
Provisions	19 (a)	730,334	631,890
Services payable	21	460,054	387,279
Public-Private Partnership - PPP	14 (h)	31,898	33,255
Program Contract Commitments	14 (d) (iv)	109,042	228,659
Other liabilities		85,563	102,101
Total current liabilities		4,302,508	3,740,316

Noncurrent liabilities
Borrowings and financing	16	10,717,576	11,595,338
Deferred Cofins and PASEP		138,071	132,921
Provisions	19 (a)	442,741	450,324
Pension obligations	20 (b)	3,265,250	2,832,216
Public-Private Partnership - PPP	14 (h)	2,217,520	1,001,778
Program Contract Commitments	14 (d) (iv)	69,051	92,055
Other liabilities		173,106	145,060
Total noncurrent liabilities		17,023,315	16,249,692

Total liabilities		21,325,823	19,990,008

Equity	22
Capital stock		10,000,000	10,000,000
Earnings reserves		6,244,859	4,069,988
Other comprehensive loss		(825,648)	(353,382)
Total equity		15,419,211	13,716,606
Total equity and liabilities		36,745,034	33,706,614

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Income Statements for the

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

	Note	2016	2015

Net operating income	26 (b)	14,098,208	11,711,569
Operating cost	27	(9,013,120)	(8,260,763)

Gross profit		5,085,088	3,450,806

Selling expenses	27	(730,047)	(598,125)
Administrative income (expenses)	27	(934,896)	44,958
Other operating income (expenses), net	29	4,722	143,755
Equity in results of investments in affiliaties	12	4,740	2,597

Profit from operations before finance income (expenses) and income tax and social contribution		3,429,607	3,043,991

Financial expenses	28	(839,891)	(859,732)
Financial revenues	28	448,710	395,234
Exchange result, net	28	1,090,628	(1,991,964)

Financial expenses, net		699,447	(2,456,462)

Profit before income tax and social contribution		4,129,054	587,529

Income tax and social contribution
Current	18 (d)	(1,121,289)	(1,226)
Deferred	18 (d)	(60,667)	(50,024)
		(1,181,956)	(51,250)
Profit for the year		2,947,098	536,279
Earnings per share – basic and diluted (in reais)	23	4.31	0.78

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statements of Comprehensive Income for the

Years ended December 31, 2016 and 2015

Amounts in thousands of reais

	Note	2016	2015
Profit for the year		2,947,098	536,279
Other comprehensive income (loss)		(472,266)	36,366
Items which will not be subsequently reclassified to the income statement:
Actuarial gains and (losses) on defined benefit plans	20 (b)	(472,266)	36,366
Total comprehensive income for the year		2,474,832	572,645

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statements of Changes in Equity for the

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

				Earnings reserves
	Note	Capital stock	Capital reserve	Legal Reserve	Investment reserve	Additional dividend proposed	Retained earnings	Other comprehensive loss	Total
Balances as of December 31, 2014		10,000,000	-	758,141	2,914,008	22,002	-	(389,748)	13,304,403
Net income for the year		-	-	-	-	-	536,279	-	536,279
Actuarial gains (losses)	20 (b)	-	-	-	-	-	-	36,366	36,366
Total comprehensive income for the year		-	-	-	-	-	536,279	36,366	572,645
Legal reserve	22 (d)	-	-	26,814	-	-	(26,814)	-	-
Interest on capital (R$0.1863 per share)	22 (c)	-	-	-	-	-	(127,366)	-	(127,366)
2014 additional proposed dividends, approved (R$0.0554 per share)		-	-	-	-	(22,002)	-	-	(22,002)
Additional proposed dividends	22 (c)	-	-	-	-	22,527	(22,527)	-	-
Withholding income tax on interest on capital attributable as minimum mandatory dividends		-	-	-	-	(11,074)	-	-	(11,074)
Transfer to investments reserve		-	-	-	359,572	-	(359,572)	-	-
Balances as of December 31, 2015		10,000,000	-	784,955	3,273,580	11,453	-	(353,382)	13,716,606

Net income for the year		-	-	-	-	-	2,947,098	-	2,947,098
Actuarial gains (losses)	20 (b)	-	-	-	-	-	-	(472,266)	(472,266)
Total comprehensive income for the year		-	-	-	-	-	2,947,098	(472,266)	2,474,832
Legal Reserve	22 (d)	-	-	147,355	-	-	(147,355)	-	-
Interest on capital (R$1.0240 per share)	22 (c)	-	-	-	-	-	(699,936)	-	(699,936)
2015 additional proposed dividends, approved (R$0.0330 per share)		-	-	-	-	(11,453)	-	-	(11,453)
Additional proposed dividends	22 (c)	-	-	-	-	123,557	(123,557)	-	-
Withholding income tax on interest on capital attributable as minimum mandatory dividends		-	-	-	-	(60,838)	-	-	(60,838)
Transfer to investments reserve	22 (f)	-	-	-	1,976,250	-	(1,976,250)	-	-
Balances as of December 31, 2016		10,000,000	-	932,310	5,249,830	62,719	-	(825,648)	15,419,211

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statements of Cash Flows for the

Years ended December 31, 2016 and 2015

Amounts in thousands of reais

	December 31, 2016	December 31, 2015
Cash flow from operating activities
Profit before income tax and social contribution	4,129,054	587,529
Adjustments for:
Depreciation and amortization	1,146,626	1,074,032
Residual value of property, plant and equipment and intangible assets written-off	15,168	52,040
Bad debt expense	90,488	2,420
Provisions and inflation adjustment	276,654	(4,706)
Pension plan liabilities – early reduction (curtailment)	(334,152)	-
Interest calculated on borrowings and financing payable	449,470	474,056
Inflation adjustment and exchange gains (losses) on borrowings and financing	(969,430)	2,163,754
Interest and inflation adjustment on liabilities	24,297	27,168
Interest and inflation adjustment on assets	(80,675)	(130,762)
Finance charges from customers	(207,789)	(125,966)
Margin of fair value on intangible assets arising from concession	(81,513)	(72,908)
Provision for Consent Decree (TAC)	89,083	(15,601)
Share of profit of investees	(4,740)	(2,597)
Provision from São Paulo agreement	-	11,252
Provision for pension plan - Sabesprev Mais	235	8,349
Pension obligations	377,886	352,710
Other adjustments	24,412	(6,103)
GESP Agreement	-	(696,283)
	4,945,074	3,698,384
Changes in assets
Trade receivables	(34,665)	(111,738)
Accounts receivable from related parties	(3,163)	(2,818)
Inventories	7,156	(550)
Recoverable taxes	35,195	70,940
Escrow deposits	33,232	35,083
Other receivables	144,920	(9,785)
Changes in liabilities
Trade payables and contractors	6,371	(18,314)
Services payable	72,775	57,054
Accrued payroll and related taxes	21,240	(24,394)
Taxes and contributions payable	(90,325)	35,947
Deferred Cofins/PASEP	5,150	3,570
Provisions	(185,793)	(133,427)
Pension obligations	(201,736)	(182,514)
Other liabilities	17,842	(47,607)
Cash generated from operations	4,773,273	3,369,831

Interest paid	(739,944)	(710,688)
Income tax and social contribution paid	(1,029,737)	(17,743)
Net cash generated from operating activities	3,003,592	2,641,400
Cash flows from investing activities
Acquisition of intangible	(2,108,167)	(2,397,352)
Restricted cash	5,078	(9,406)
Investment increase	-	(2,540)
Purchase of property, plant and equipment	(27,631)	(54,794)
Dividends received	-	4,612
Net cash used in investing activities	(2,130,720)	(2,459,480)

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statements of Cash Flows for the

Years ended December 31, 2016 and 2015

Amounts in thousands of reais                                                                                                                                                                                                                            (continued)

	December 31, 2016	December 31, 2015

Cash flows from financing activities
Borrowings and financing
Proceeds from loans	1,250,524	1,303,296
Payment of loans	(1,535,312)	(1,292,322)
Payment of interest on capital	(139,399)	(202,115)
Public-Private Partnership - PPP	(30,498)	(23,799)
Program Contract Commitments	(171,180)	(50,757)
Net cash generated by (used in) financing activities	(625,865)	(265,697)

Increase/(decrease) in cash and cash equivalents	247,007	(83,777)

Represented by :
Cash and cash equivalents at the beginning of the year	1,639,214	1,722,991
Cash and cash equivalents at the end of the year	1,886,221	1,639,214
Increase/(decrease) in cash and cash equivalents	247,007	(83,777)

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statements of Value Added for the

Years ended December 31, 2016 and 2015

Amounts in thousands of reais

	Note	2016	2015
Revenue
Operating income	26 (a)	11,122,232	8,946,825
Other income		76,396	212,714
Construction of assets	14 (c)	3,732,877	3,336,716
Allowance for doubtful accounts	9 (c)	(90,488)	(2,420)
		14,841,017	12,493,835
Inputs purchased from third parties
Operating and construction costs		(5,175,741)	(4,875,987)
Materials, electricity, outside services and other		(953,988)	(491,043)
Other operating expenses	29	(57,848)	(47,085)
		(6,187,577)	(5,414,115)
Gross value added		8,653,440	7,079,720
Retentions
Depreciation and amortization	27	(1,146,626)	(1,074,032)
Wealth created by the Company		7,506,814	6,005,688

Wealth received in transfer
Share of profit of investees	12	4,740	2,597
Financial income		472,616	403,956
GESP reimbursement – benefits paid		-	696,283
		477,356	1,102,836
Total value added to distribute		7,984,170	7,108,524

Value added distribution
Personnel
Salaries and wages		1,453,491	1,326,693
Benefits		351,464	577,414
Severance Indemnity Fund for Employees (FGTS)		178,915	124,914
		1,983,870	2,029,021
Taxes, fees and contributions
Federal		2,393,168	1,033,041
State		82,216	75,689
Municipal		39,473	31,070
		2,514,857	1,139,800
Lenders and lessors
Interest, exchange and inflation adjustments		450,377	3,319,014
Rentals		87,968	84,410
		538,345	3,403,424
Shareholders
Interest on capital	22 (c)	699,936	127,366
Retained earnings		2,247,162	408,913
		2,947,098	536,279
Value added distributed		7,984,170	7,108,524

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

1              Operations

Companhia de Saneamento Básico do Estado de São Paulo ("SABESP" or the "Company") is a mixed-capital company headquartered in São Paulo, at Rua Costa Carvalho, 300, CEP 05429-900, controlled by the São Paulo State Government. The Company is engaged in the provision of basic and environmental sanitation services in the State of São Paulo, as well as it supplies treated water and sewage services on a wholesale basis.

In addition to providing basic sanitation services in the State of São Paulo, SABESP may performs these activities in other states and countries, and can operate in drainage, urban cleaning, solid waste handling and energy markets. SABESP aims to be a world reference in the provision of sanitation services, in a sustainable, competitive and innovative manner, with a focus on customers.

As of December 31, 2016, the Company operated water and sewage services in 366 municipalities of the State of São Paulo. Most of these municipalities operations are based on 30-year concession, program and services contracts. As of November 9, 2016, the Company signed an agreement with the municipality of Santa Branca, stipulating the beginning of operations for February 2017; thus, Santa Branca is not included in the aforementioned 366 municipalities. The Company has two partial contracts with the municipality of Mogi das Cruzes, however, since most of municipality is serviced by wholesale, it was not included in the 366 municipalities. As of December 31, 2016, the Company had 369 contracts.

SABESP is not temporarily operating in some municipalities due to judicial orders. The lawsuits in progress refer to Macatuba and Cajobi, and the carrying amount of these municipalities’ intangible assets was R$4,345 as of December 31, 2016 (R$4,345 as of December 31, 2015).

As of December 31, 2016, 54 concession agreements (53 as of December 31, 2015) had expired and are being negotiated. From 2017 to 2030, 34 concession agreements will expire. Management believes that concession agreements expired and not yet renewed will result in new contracts, disregarding the risk of discontinuity in the provision of municipal water supply and sewage services. By December 31, 2016, 281 program and services contracts were signed (278 contracts as of December 31, 2015).

As of December 31, 2016, the carrying amount of the underlying assets used in the 54 concessions of the municipalities under negotiation totaled R$6,582,569, accounting for 21.07% of the total, and the related gross revenue for the year ended December 31, 2016 totaled R$1,811,003, accounting for 12.19% of the total.

The Company’s operations are concentrated in the municipality of São Paulo, which represents 55.46% of the gross revenues on December 31, 2016 (51.79% on December 31, 2015) and 46.57% of intangible assets (43.37% on December 31, 2015).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

On June 23, 2010, the State of São Paulo, the Municipality of São Paulo, the Company and the regulatory agency “Sanitation and Energy Regulatory Agency – ARSESP” signed an agreement to share the responsibility for water supply and sewage services to the Municipality of São Paulo based on a 30-year concession agreement. This agreement is extendable for another 30 years, pursuant to the law.  This agreement sets forth SABESP as the exclusive service provider and designates ARSESP as regulator, establishing prices, controlling and monitoring services. On the same date, the State of São Paulo, the Municipality of São Paulo and SABESP signed the “Public service provision agreement of water supply and sewage services”, a 30-year concession agreement which is extendable for another 30 years. This agreement involves the following activities:

i. protection of the sources of water in collaboration with other agencies of the State and the City;

ii. capture, transport and treatment of water;

iii. collect, transport, treatment and final dispose of  sanitary sewage; and

iv. adoption of other actions of basic and environmental sanitation.

The Company operates under an authorization by public deed in some municipalities in the Santos coast region and in the Ribeira Valley, where the Company started to operate after the merger of the companies that formed it. In September 2015, the Company entered into a water supply and sewage public utility services agreement with the municipality  of Santos; the gross revenue calculated in the year ended December 31, 2016 totaled R$280,689 (R$269,530 in the year ended December 31, 2015) and the intangible asset was R$303,540 in the year ended December 31, 2016 (R$310,693 as of December 31, 2015).

Article 58 of Law 11,445/07 determines that precarious and overdue concessions, as well as those effective for an undetermined period of time, including those that do not have an instrument formalizing them, will be valid until December 31, 2010. However, Article 2 of Law 12,693 of July 24, 2012, which amended Article 7°-A of Law 11,578, of November 26, 2007, allowed the provision of public basic sanitation services to be executed until December 31, 2016.

The Company’s Management understands that in the municipalities where the concession agreements were not yet renewed, the operation is governed by Laws 8,987/95 and 11,445/07, including those municipalities served without an agreement.

Public deeds are valid and governed by the Brazilian Civil Code.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

The Company's shares have been listed in the Novo Mercado (New Market) segment of BM&FBovespa under the ticker symbol SBSP3 since April 2002 and on the New York Stock Exchange (NYSE) as American Depositary Receipts (“ADRs”) Level III, under the SBS code, since May 2002.

Since 2008, the Company has been setting up partnerships with other companies, which resulted in the following companies: Sesamm, Águas de Andradina, Saneaqua Mairinque, Aquapolo Ambiental, Águas de Castilho, Attend Ambiental and Paulista Geradora de Energia. Although SABESP has no majority interest in the capital stock of these companies, the shareholders’ agreements provide for the power of veto and casting vote in certain issues jointly with associates, indicating the shared control in the management of investees.

The 2014-2015 water condition presented the lowest rainfall and inflow ever seen in 85 years, especially in the reservoirs composing the Cantareira System.  During the rainy season, from October 2015  to  March  2016, rainfall in the region returned to the normal levels expected for the period which, jointly with the various measures adopted by the Company to mitigate water shortage impacts, the collaboration of the population in water saving and the emergency works undertaken in 2014 and 2015 resulted in the recovery of water levels in the reservoirs of the Cantareira System.

Consequently, since May 1, 2016, the Water Consumption Reduction Incentive Program. effective since  February 2014, and the Contingency Tariff, effective as of January 2015, were cancelled.

In December 2016, the reservoirs in the São Paulo Metropolitan Region stored 1.2 trillion litters of water for treatment, versus 703 billion litters in December 2015, including the technical reserve.

However, although the measures adopted in 2014 and 2015 to ensure water supply in the São Paulo Metropolitan Region were discontinued in 2016, billed water volume has not reached pre-crisis levels yet, which is a sign that consumer habits may have changed. Another factor that probably played a role in the decline of consumption in 2016 was the slowdown in the Brazilian economy.

At the end of 2017 and beginning of 2018 two important projects aimed to increase water security in the São Paulo Metropolitan Region are expected to be concluded, as follows: (i) the Jaguarí-Atibainha interconnection, which will transfer up to 5.13 cubic meters per second (m³/s) from the Paraíba do Sul Basin to the Cantareira System; and (ii) the construction of the São Lourenço Production System, which will expand water production and capacity by 6 m³/s.

In 2016, the water monthly production for the São Paulo Metropolitan Region averaged 58.5 m³/s, compared to 52.0 m³/s in 2015, 62.2 m³/s in 2014 and 69.1 m³/s in 2013, the year before the beginning of the water crisis.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

Management expects that with improved water conditions, the generation of operating cash and the credit lines available for investment, the Company will have sufficient funds to meet its commitments and not compromise its necessary investments.

See other disclosures about this matter in Note 26 – operating revenue.

The financial statements were approved by the Board of Directors on March 27, 2017.

2             Basis of preparation and presentation of the financial statements

The financial statements of the Company have been prepared in accordance with the International Financial Reporting Standards – IFRS as issued by the International Accounting Standards Board – IASB and pursuant to the accounting practices adopted in Brazil which observe the pronouncements issued by the Brazilian Accounting Pronouncements Committee – CPC.  All material information related to the financial statements, and this information alone, is being disclosed and corresponds to the information used by the Company’s Management in its administration.

The financial statements have been prepared under the historical cost except for certain financial instruments measured at fair value when required by the standards.

The preparation of financial statements in conformity with IFRS and CPC’s requires the use of certain critical accounting estimates.  It also requires Management to exercise its judgment in the process of applying the Company's accounting policies.  The areas involving a higher degree to judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are described in Note 6.

3             Summary of Significant Accounting Policies

The main accounting policies applied in the preparation of these financial statements are defined below.  These policies have been applied consistently in all years presented.

3.1  Cash and cash equivalents

Cash and cash equivalents include cash in hand, bank deposits, overdraft accounts and other short-term highly liquid investments with original maturities less than three months as of the investment date, with an insignificant risk of changing value.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

3.2  Financial assets and liabilities

Financial Asset - Classification

The Company classifies its financial assets according to the following categories: measured at fair value through profit or loss, borrowings and receivables, held-to-maturity and available for sale.  The classification depends on the purpose for which the financial assets were acquired.  Management determines the classification of the financial assets at inception.   As of December 31, 2016, the Company did not have financial assets classified under the fair value through profit or loss, held-to-maturity and available- for-sale financial instruments  category. As of December 31, 2015, the Company held CTEEP shares only, classified as held-for-trading financial assets, which were measured at fair value through profit or loss.

Borrowings and receivables

These comprise receivables, which are non-derivative financial assets with fixed or determinable payments, not quoted in an active market.  Borrowings and receivables are presented in current assets, except for those with maturity of more than 12 months after the reporting date (these are classified as noncurrent assets).  The Company's borrowings and receivables include cash and cash equivalents, restrict cash, balances of trade receivables, accounts receivable from related parties, other receivables, receivables from the Water National Agency – ANA.  Borrowings and receivables are recorded at fair value and subsequently at amortized cost, under the effective interest rate method.

Financial Liabilities - Classification

The Company classifies its financial liabilities into the following categories: measured at fair value through profit or loss and other liabilities.  Classification depends on the purpose to which the financial liabilities were assumed.  As of December 31, 2016 and 2015, the Company did not have liabilities classified into the “fair value through profit or loss” category.

Other liabilities

This category comprises balances payable to contractors and suppliers, borrowings and financing, services payable, balances payable from public-private partnership (PPP), and program contract commitments.

The effective interest rate method is adopted to calculate the amortized cost of a financial liability and allocate its interest expense under the respective period.  The effective interest rate exactly deducts the estimated future cash flows (including fees, transaction costs and other issue costs) throughout the financial liability’s estimated life or, when appropriate, during a shorter period, for initial recognition of the net carrying amount.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

3.3  Operating income

(a)         Revenue from water and sewage services

Revenue from water supply and sewage collection are recognized as the water is consumed and services are provided.  Revenues, including the revenues unbilled, are recognized at the fair value of the consideration received or receivable for the sale of those services. Revenue is shown net of value-added tax, rebates and discounts.  Unbilled revenues represent incurred revenues in which the services were provided, but not yet billed until the end of the each period and are recorded as trade receivables based on monthly estimates of the completed services.  Concerning revenues of wholesale municipal governments, which do not pay the full invoice, the Company records an allowance for doubtful accounts upon invoicing in revenue reduction account.

The Company recognizes revenue when: i) products are delivered or services are rendered; ii) the amount of revenue can be reliably measured, iii) it is probable that future economic benefits will flow to the Company and iv) it is probable that the amounts will be collected.  The amount of revenue is not considered to be reliably measurable until all conditions relating to the sale have been satisfied.  Amounts in dispute are recognized as revenue when collected.

(b)         Construction revenue

Revenue from concession construction contracts is recognized in accordance with ICPC 01 (R1)/IFRIC 12 (Service Concession Arrangements) and CPC 17 (R1) and IAS 11 (Construction Contracts), using the percentage-of-completion method, provided that the applicable conditions for application are fulfilled.  The percentage of completion is calculated from the ratio of the actual costs incurred on the balance sheet date to the planned total costs (cost-to-cost method).  Revenue from cost plus contracts is recognized by reference to the construction costs incurred during the period plus a fee earned. The fee represents the additional margin related to the work performed by the Company in relation to such construction contracts and it is added construction costs, resulting in the construction revenue.

3.4  Trade receivables and allowance for doubtful accounts

Trade receivables are amounts due from customers for services performed in the ordinary course of business.  These are classified as current assets, except when maturity exceeds 12 months after the end of the reporting period.  In these cases, they are presented as noncurrent assets.

The Company records an allowance for doubtful accounts for receivable balances at an amount that Management considers to be sufficient to cover eventual losses. The analysis is carried out based on objective accounts receivable data, past receipts and existing guarantees and it does not expect to incur additional significant losses.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

3.5  Inventories

Inventories of supplies for consumption and maintenance of the water and sewage systems are stated at the lower of average cost of acquisition or realizable value, and are classified in current assets.

3.6  Investment properties

The investment properties are recorded at the acquisition or construction cost, less accumulated depreciation, except for the land group, calculated by the straight-line method at rates that consider the estimated useful life of assets.  Expenditures related to repairs and maintenance are recorded in the income statement when incurred.

The Company also maintains few assets for indeterminate use in the future, i.e., it is not defined if the Company will use these assets in the operation or sell them in the short term during the ordinary course of business.

3.7  Property, plant and equipment

Property, plant and equipment comprise mainly administrative facilities not composing the assets, subject-matter of the concession agreements.  Those assets are stated at historical acquisition or construction cost less depreciation, net of impairment charge, when necessary.  Interest, other finance charges and inflationary effects deriving from financing effectively applied to construction in progress are recorded as cost of respective property, plant and equipment.

Subsequent costs included in the existing asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that the future economic benefit associated with the item will flow to the Company and the cost of the item can be measured reliably.  Repairs and maintenance are charged to the income statement during the financial period in which they were incurred.

Depreciation is calculated using the straight-line method to allocate their cost and is described in Note 15(c). Lands are not depreciated.

Residual values and the useful life of assets are revised and adjusted, where applicable, at the end of each year.

Gain and losses on disposals are determined by the difference between the proceeds with the carrying amount and are recognized within other operating income (expenses) in the income statement.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

3.8  Intangible assets

Intangibles are stated at acquisition cost and/or construction of the underlying assets, including construction margin, interest and other finance charges capitalized during the construction period, in this case, for the qualifying assets. Qualifying assets are assets that, necessarily, take a substantial period to get ready for its intended use or sale. The Company considers that substantial period means a period greater than 12 months.  This period was established by considering the completion period of the majority of its constructions, which is greater than 12 months, which corresponds to one fiscal year of SABESP.

The intangible has its amortization initiated when the intangible assets are available for use in location and the necessary condition when this asset becomes operational.

 The amortization of intangible assets reflects the period over the expected future economic benefits generated by the intangible asset are consumed by the Company and can be the period of the contract or the useful life of the asset.

The amortization of the intangible assets is discontinued when the asset is totally consumed or it is disposed of, whatever occurs first.

Donations in assets, received from third parties and governmental entities, to allow the Company to render water and sewage supply services are not recorded in the Company’s financial statements, since these assets are controlled by the concession grantor.

Financial resources received as donations for the construction of infrastructure are recorded under “Other operating income”.

(a)         Concession arrangements/program

The Company operates concession agreements including the rendering of basic sanitation, environmental, water supply and sewage collection services signed with the concession grantor.  The infrastructure used by SABESP subject to service concession arrangements is considered to be controlled by the concession grantor when:

(i)        The grantor controls or regulates what services the operator must provide with the infrastructure, to  whom it must provide them, and at what price;  and

(ii)       The grantor controls the infrastructure, i.e., retains the right to take back the infrastructure at the end of the concession.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

SABESP's rights over infrastructure operated under concession arrangements is accounted for as an intangible asset as SABESP has the right to charge for use of the infrastructure assets, and users (consumers) have the primary responsibility to pay SABESP for the services.

The fair value of construction and other work on the infrastructure is recognized as revenue, as its fair value, when the infrastructure is built, provided that this work is expected to generate future economic benefits.  The accounting policy to recognize construction revenue is described in Note 3.3.

Intangible assets related to Concession agreements and Program contracts, when there is no right to receive the residual value of the assets at the end of the contract, are amortized on a straight-line basis over the period of the contract, or the useful life of the underlying asset, whichever occurs first.

Investments made and not recovered through rendering of services, within the agreement term, must be indemnified by the concession grantor, (1) with cash or cash equivalents or also, in general (2) with the contract extension.  These investments are amortized by the useful life of asset.

Law 11,445/07 indicates, whenever possible, that basic sanitation public utilities will have the economic and financial sustainability ensured through the remuneration due to service collection, preferably as tariffs and other public prices, which may be established for each service or both jointly.  Therefore, investments made and not recovered through services rendered, within original term of the contract, are recorded as intangible assets and amortized by the useful life of the asset, taking into consideration a solid track record of concession renewal and, therefore, the continuity of services.

(b)         Software licenses

Software licensing is capitalized based on the acquisition costs and other implementation costs.  Amortizations are recorded according to the useful lives and the expenses associated with maintaining these are recognized as expenses when incurred.

3.9  Impairment of non-financial assets

Property, plant and equipment, intangibles and other noncurrent assets with definite useful lives, are yearly reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.  The Company does not record assets with indefinite useful life and assessed that there are no indications of impairment losses, mainly supported by Law 11,445/07, which ensures that basic sanitation public utilities will have assured its economic and financial sustainability through tariffs or via indemnity.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

3.10  Trade accounts payable and contractors

Accounts payable to contractors and suppliers are obligations to pay for goods or services purchased from suppliers in the ordinary course of business and are classified as current liabilities if the payment is due in the period up to one year. Otherwise, the accounts payable are presented as noncurrent liabilities and are initially measured at fair value, which generally correspond to the bill and subsequently at amortized cost.

3.11  Borrowings and financing

Borrowings are initially recognized at fair value, upon receipt of funds, net of transaction costs.  Subsequently, borrowings are stated at amortized cost, as presented in Note 16.  Borrowings and financing are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the end of the reporting period.

Nonconvertible bonds issued by the Company are recognized in a similar manner to borrowings.

3.12  Borrowing costs

Borrowing costs attributable to acquisition, construction or production of an asset, which, necessarily, requires a substantial time period to be ready for use or sale are capitalized as part of the cost of these assets.  Other borrowing costs are recognized as expenses in the period they are incurred.  Borrowing costs are interest rates and other charges incurred by the Company related to loans, including exchange variation, as described below.

The capitalization occurs during the period in which the asset has been built, considering the weighted average rate of loans effective on the capitalization date.

For foreign currency-denominated loans or financing, the Company analyzes them as if they were contracted in local currency, restricting the capitalization of interest and/or exchange variation by the amount that would be capitalized if these were contracted in the domestic market in similar lines of credit and loans.

3.13  Payroll, related charges and contributions

Salaries, vacations and the 13th salary and additional payments negotiated in collective labor agreements plus related charges and contributions are recorded on the accrual basis.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

3.14  Profit sharing

The profit sharing plan for its employees is based on operational and financial targets of the Company as a whole.  The Company recognizes a provision when it is contractually required or when there is a practice in the past that created a constructive obligation.  The accrual for profit sharing is recorded on the accrual basis period as operating expenses and operating cost.

3.15  Provisions, legal liabilities, escrow deposits and contingent assets

Provisions related to claims are recognized when: i) the Company has a present (legal or constructive) obligation as a result of past event; ii) it is probable that an outflow of resources that comprise economic benefits will be required to settle the obligation; and iii) the amount can be reliably estimated.  Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole.

Provisions are measured at the present value of the disbursements expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation.  The increase in the provision due to passage of time is recognized as interest expense.

For financial statement presentation purposes, the provision is stated net of the related escrow deposits based on the legal right to offset.  The bases and the nature of the provisions for civil, tax, labor and environmental risks are described in Note 19.

Escrow deposits not linked to related liabilities are recorded in noncurrent assets. Escrow deposits are restated for inflation.

The Company does not recognize contingent liabilities in the financial statements since either it does not expect an outflows of resources to be required or the amount of the obligation cannot be measured with sufficient reliability.

Contingent assets are not recognized in the financial statements.

3.16  Environmental costs

Costs related to ongoing environmental programs are expensed in the income statement, when there is any indication of an event.  Ongoing programs are designed to minimize the environmental impact of the operations and to manage the environmental risks inherent to the Company's activities.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

3.17  Income taxes – current and deferred

Income taxes expenses comprise current and deferred income tax and social contributions.

Current tax

The provision for income tax and social contribution is based on the taxable income for the year.  The income tax was accrued at rate 15%, plus 10% surtax on taxable income exceeding R$ 240.  The social contribution was accrued at rate 9% over adjusted net income.  Taxable income differs from net income (profit presented in the income statement), because it excludes income and expenses taxable or deductible in other years, and excludes items not permanently taxable or not deductible.  Income tax and social contribution are accrued based on legislation in place in the end of the year.  Management periodically evaluates and measures the positions taken in the income tax return with respect to situations in which applicable tax regulations are subject to interpretation.  It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred tax

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the financial statements, according to CPC 32 and IAS

12. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction that at the time of the transaction affects neither accounting nor taxable profit nor loss, except for business combinations.  Deferred income tax is determined using tax rates (and laws) effective at the end of the reporting period and expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax and social contribution assets are recognized only to the extent that it is probable that future taxable profit will be available for which temporary differences can be utilized and tax losses can be carryforward.

Deferred taxes assets and liabilities are offset when there is a legally enforceable right of offsetting current tax assets against current tax liabilities and when deferred income tax assets and liabilities are related to income taxes levied by same tax authority over the tax entity.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

3.18  Taxes on revenues

Revenues from water and sewage services are recognized on accrual basis for PASEP and Cofins, calculated at the rates of 1.65% and 7.60%, respectively.  Taxes levied on billed amounts to public entities are due when bills are received.

As these taxes are calculated by the non-cumulativeness regime and presented net of tax credits, as deductions from gross revenues.  Debts measured on “other operating income” are presented as deductions from the respective operating income or expense.

3.19  Pension plan obligations

(a)      Defined benefit

The Company makes contributions to defined benefit plans on a contractual basis and sponsored thereby, managed by Fundação Sabesp de Seguridade Social (“Sabesprev”), a supplementary private pension closely-held entity.  The regular contributions comprise the net administrative expenses and are recognized in the income statement for the period.

Liabilities from defined benefit pension plan obligations correspond to the present value of the defined benefit obligation at the end of the reporting period, less the fair value of the plan’s assets.  The defined benefit obligation (G1) and (G0) are calculated on an annual basis by independent actuaries, using the projected unit credit method.  The estimated future cash outflows is discounted to its present value, using the interest rates of Government bonds with maturities that approximate the maturity of the related liability.

Referring to actuarial gains and losses deriving from adjustments based on the experience and changes in actuarial assumptions are directly recorded under equity, as other comprehensive income (OCI), so that the plan's net assets or liabilities are recognized in the statement of financial position in order to reflect the full amount of plan’s deficit or surplus.

The expenses related to pension plan are recognized in profit and loss of the year as operating cost, selling expenses or administrative expenses, according to employee’s allocation.

In an event where a curtailment relates to only some of the employees covered by a plan, or where only part of an obligation is settled, the gain or loss includes a proportionate share of the past service cost and actuarial gains and losses.  The proportionate share is determined on the basis of the present value of the obligations before and after the curtailment or settlement.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

(b)      Defined contribution

The Company makes contributions to defined contribution plans (Sabesprev Mais) on a contractual basis and sponsored thereby, managed by Sabesprev, a supplementary private pension closely-held entity that provides post-employment benefits to its employees.

A defined contribution plan is a pension plan according to which the Company makes fixed contributions to a separate entity.  The Company has no obligation of making contributions if the fund has no sufficient funds to pay to all employees the benefits related to employee’s services in current and previous period.

3.20  Financial revenues and expenses

Financial revenue is primarily comprised of interest, inflation adjustments and exchange rate changes resulting from financial investments, escrow deposits and negotiations with customer to pay by installments, using the effective interest rate method.

Financial expenses are primarily comprised of interest, inflation adjustments and exchange rate changes on borrowings and financing, provisions, public-private partnership, program contract commitments and provisions. These financial income and expenses are calculated using the effective interest rate method.

Inflation adjustments and exchange gains and losses derive from the collection or payment to third parties, as contractually required by law or court decision, and recognized on an accrual basis pro rata temporis. Inflation adjustments included in the agreements are not considered embedded derivatives, since they are deemed as inflation adjustment rates for the Company’s economic scenario.

3.21  Leasing

Lease agreements are classified as finance lease when property, risks and rewards inherent to the ownership of asset to the lessee are transferred.  Other leases are classified as operational lease, recognized as expenses in the income statement on a straight-line basis during the lease term.

Finance lease agreements are measured based on the lower amount between the present value of minimum mandatory payments of the agreement or the fair value of asset on the start date the lease agreement. The amounts payable deriving from considerations of finance lease agreements are impacted by financial expenses and amortization of finance lease payables so that to obtain a constant interest rate.  The corresponding lessor’s liability is recorded as current and noncurrent debt.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

3.22  Other current and noncurrent assets and liabilities

Other assets are stated at cost of acquisition, net of any impairment loss, where applicable. The amounts recognized as other liabilities are stated at known or estimated amounts, including, where applicable, related charges and inflation adjustments.

3.23  Dividends and interest on capital

The Company uses the tax benefits of distributing dividends as interest on capital, as permitted by Brazilian Law.  This distribution of dividend is accounted for in accordance with Brazilian Law 9249/95 for tax deductibility purposes, limited to the daily pro rata fluctuation of the Long-term Interest Rate (TJLP).  The benefit attributed to the shareholders is recognized in the current liability against Equity, based on its by-laws.  Dividends and interest on capital over the minimum established in the by-laws are recognized when approved by the shareholders in the shareholders’ meeting, except for taxes incurring in the distribution of interest on capital. The tax benefit of the interest on capital are accrued in the income statement of the year, under the same recognition basis of expenses with interest on capital.

3.24  Present value adjustment

Current and noncurrent financial assets and liabilities are adjusted to present value based on discount rate at current market rate as of the transaction date, when the effects are relevant.

3.25  Statements of value added (DVA)

The purpose of the statement of value added is to present the wealth generated and distributed by the Company as required by the accounting practices adopted in Brazil and reported as supplementary information to the financial statements for the purposes of IFRS.

The DVA was prepared based on information obtained in the accounting books, which is the base to prepare the financial statements. In its first part is presented the wealth generated by the Company representing revenues (operating, other revenues, construction of assets and allowance for doubtful accounts), by products acquired from third party (operating and construction costs, materials, electricity, outside services, other operating expenses and others) retentions (depreciation and amortization), and the wealth received in transfer, represented by the equity share of investment in investee, financial income and GESP reimbursement - benefits paid.  The second part of the DVA present the distribution of the wealth segregated in employees, taxes, fees and contributions, lenders and lessors and shareholders.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

3.26  Segment information

Operating segments are determined in a manner consistent with the internal reporting to the Company’s chief operating decision maker (“CODM”), which, in the case of SABESP, is the Board of Executive Officers, to make strategic decisions, allocate resources and evaluate performance.

Consequently, the Company determined that it has one operating segment (sanitation services).

The accounting policies used to determine segment information are the same as those used to prepare the Company’s financial statements.

The calculation of the segment’s profit or loss is the operating income before other operating expenses, net and equity accounting, which excludes construction revenue and related costs.

The CODM analyzes asset and liabilitity information on a consolidated basis. Consequently, the Company does not disclose individual information on assets and liabilities.

Substantially all of the Company’s noncurrent assets and revenue generated from customers are located in São Paulo State. Consequently, financial information is not disclosed by geographic area.

3.27  Translation into foreign currency

(a)      Functional and reporting currency

Items included in the financial statements are measured using the currency of the primary economic environment in which the company operates ("the functional currency"). The financial statements are presented in Brazilian reais (R$), which is also the Company's functional currency. All financial information has been stated in reais and rounded to the next thousand, except where otherwise indicated.

(b)      Foreign currency translation

Foreign currency-denominated transactions are translated into Brazilian reais using the exchange rates prevailing at the transaction dates.  Statement of financial position accounts are translated by the exchange rate prevailing at reporting date.

Exchange gains and losses resulting from the settlement of these transactions and the translation of foreign currency-denominated cash assets and liabilities are recognized in the income statement, except for borrowings and financing referring to property, plant and equipment or intangible assets in progress, where exchange losses are recognized as corresponding entry to the asset while construction is in progress, as described in Note 3.12.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

4             Changes in accounting practices and disclosures

4.1  New standards, amendments and interpretations effective for periods beginning on or after January 1, 2016

New standards and revisions

Standard	Description	Impact

Amendments to IAS 16 and IAS 38 – Clarifying of the acceptable methods of depreciation and amortization CPC 27 and CPC 04 (R1)	Clarify the use of depreciation and amortization for the revenue curve is inappropriate.	The application of this amendment did not impact the disclosures or amounts recognized in the annual financial statements.
Amendments to IAS 1 - Disclosure CPC 26 (R1)	Improvements to understand materiality concepts.	The application of these amendments did not impact the disclosures or amounts recognized in the annual financial statements.
Amendments to IFRS 10 and IAS 28 – Sales or contributions of assets between an investor and its associate or joint venture CPC 36 (R3) and CPC 18 (R2)

Require the sale or contribuition considered as a business – IFRS 3 (CPC 15 (R1)) must be recognized in the investor’s financial statements and partially recognized in the statement of profit or loss when is not considered as a business.

Clarify the exemption to prepare consolidated financial statements involving investment activities.

The application of these amendments did not impact the disclosures or amounts recognized in the annual financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

4.2 New standards, amendments and interpretations to existing standards that are not yet effective

The Company did not early adopt the standards and is assessing the impacts of the new and revised IFRS below on the disclosures or amounts recognized in the financial statements:

Standard	Description	Impact

IFRS 9 - Financial Instruments[2]	Changes in the classification and measurement requirements, mainly for impairment and hedge accounting.

The Company believes that this standard will not impact the classification and measurement of losses on its financial assets and financial liabilities or hedge accounting, given that it does not have any operation of this nature.

IFRS 15 - Revenue from Contracts with Customers[2]

Establishes a single comprehensive framework to determine if and when a revenue is recognized and how revenue is measured.

IFRS 15 will supersede the current revenue recognition guidance including IAS 18 / CPC 30 (R1) Revenue, IAS 11 / CPC 17 (R1) Construction Contracts and IFRIC 13 Interpretation A – Customer Loyalty Programmes.

The Company assessed the impacts on its customer contracts, including those with consumers with special billing characteristics, and concluded that the adoption of this standard will not have material impacts.

IFRS 16 – Leases[3]

Establishes a single model for the accounting of leases in the balance sheet for lesses. A lessee recognizes a right of use asset that represents his right to use the leased asset and a lease liability that represents his obligation to make lease payments. The lessor's accounting remains similar to the current standard, that is, the lessors continue to classify the leases as financial or operating.

IFRS 16 will supersede the current leases guidance including IAS 17 / CPC 06 (R1) Leases and IFRIC 4, SIC 15 and SIC 27 / ICPC 03 Determining Whether an Arrangement Contains a Lease.

The Company is assessing the effects of recording operating leases in its financial statements and expects impacts which are currently under evaluation.
Amendments to IAS 12 / CPC 32 – Recognition of Deferred Income Tax for Unrealized Losses[1]	Describe about the treatment of the temporary differences.	The Company is assessing the impacts and effects of the amendments, however it does not expect material effects from adopting this standard.
Amendments to IAS 7 / CPC 03 (R2) – Disclosure Iniciatives[1]	Describe about disclosures that enable users to measure the changes in liabilities related to financing activities.	The Company is assessing the impacts and effects of the amendments, however it does not expect material effects from adopting this standard.
Amendments to IFRS 2 / CPC 10 (R1) – Classification and measurement of share-based payment transactions[2]	Describe about modifications of settled options of shares.	The Company is assessing the impacts and effects of the amendments, however it does not expect material effects from adopting this standard.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

1 Effective for annual periods beginning on or after January 1, 2017.

2 Effective for annual periods beginning on or after January 1, 2018.

3 Effective for annual periods beginning on or after January 1, 2019.

There are no other standards and interpretations not yet adopted that may, in the opinion of Management, have a significant impact on the result for the year of equity disclosed by the Company in its financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

5             Risk Management

5.1  Financial Risk Management

Financial risk factors

The Company's activities are affected by Brazilian economic scenario, making it exposed to market risk (exchange rate and interest rate), credit risk and liquidity risk. The Company’s financial risk management is focused on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.

The Company has not utilized derivative instruments in any of the reported periods.

(a)       Market risk

Foreign currency risk

SABESP’s foreign exchange exposure implies market risks associated with currency fluctuations, since the Company has foreign currency-denominated liabilities, mainly US dollar and yen-denominated short and long-term borrowings.

The management of SABESP’s foreign currency exposure considers several current and projected economic factors, besides market conditions.

This risk arises from the possibility that the Company may incur in losses due to exchange rate fluctuations that would impact liability balances of foreign currency-denominated borrowings and financing raised in the market and related financial expenses. The Company does not maintain hedge or swap contracts or any derivative financial instrument to hedge against this risk.

A significant amount of the Company’s financial debt is indexed to the U.S. dollar and Yen, in the total amount of R$5,692,984 as of December 31, 2016 (R$6,640,256 as of December 31, 2015). Below, the Company’s exposure to exchange risk:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

	December 31, 2016		December 31, 2015
	Foreign currency	R$	Foreign currency	R$

Borrowings and financing – US$	1,241,963	4,047,682	1,242,273	4,850,827
Borrowings and financing – Yen	57,643,930	1,609,419	53,906,927	1,748,202
Interest and charges from borrowings and financing – US$		25,114		29,813
Interest and charges from borrowings and financing – Yen		10,769		11,414
Total exposure		5,692,984		6,640,256
Borrowing cost – US$		(29,650)		(19,786)
Borrowing cost – Yen		(2,971)		(2,646)
Total foreign currency-denominated borrowings (Note 16)		5,660,363		6,617,824

The 14% decrease in foreign currency-denominated debt from December 31, 2015 to December 31, 2016 was mainly due to the following:

1)         Exchange rate changes, due to the 16.5% decrease in the US dollar, from R$3.9048 as of December 31, 2015 to R$3.2591 as of December 31, 2016. The US dollar-denominated debt accounts for 71.4% of foreign currency-denominated debts; and

2)         A 6.9% increase in the Yen-denominated debt and 13.9% increase in the Yen, from R$0.03243 as of December 31, 2015 to R$0.02792 as of December 31, 2016.

As of December 31, 2016, if the Brazilian real had depreciated or appreciated by 10%, in addition to the impacts mentioned above, against the US dollar and Yen with all other variables held constant, effects on results before taxes on the year would have been R$569,298 (R$664,026 as of December 31, 2015), lower or higher, mainly as a result of exchange losses or gains on the translation of foreign currency-denominated loans.

Scenario I below presents the effect in income statements for the next 12 months, considering the projected rates of the U.S. dollar and the Yen. Considering the other variables as remaining constant, the impacts for the next 12 months are shown in scenarios II and III with possible depreciations of 25% and 50%, respectively, in the Brazilian real.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

	Scenario I (Probable)	Scenario II (+25%)	Scenario III (+50%)
	(*)
Net currency exposure as of December 31, 2016 (Liabilities) in US$	1,241,963	1,241,963	1,241,963

US$ rate as of December 31, 2016	3.2591	3.2591	3.2591
Exchange rate estimated according to the scenario	3.4800	4.3500	5.2200
Differences between the rates	(0.2209)	(1.0909)	(1.9609)

Effect on net financial result R$ - (loss)	(274,350)	(1,354,857)	(2,435,365)

Net currency exposure as of December 31, 2016 (Liabilities) in Yen	57,643,930	57,643,930	57,643,930

Yen rate as of December 31, 2016	0.02792	0.02792	0.02792
Exchange rate estimated according to the scenario	0.02943	0.03679	0.04415
Differences between the rates	(0.00151)	(0.00887)	(0.01623)

Effect on net financial result R$ - (loss)	(87,042)	(511,302)	(935,561)

Total effect on net financial result in R$ - (loss)	(361,392)	(1,866,159)	(3,370,926)

(*)For the probable scenario in US dollar, the exchange rate estimated for December 31, 2017 was used, pursuant to the Focus Report-BACEN, while for the Yen, the average exchange rate was considered for the 12-month period after December 31, 2016, according to BM&FBovespa’s Reference Rates report.

Interest rate risk

This risk arises from the possibility that the Company could incur losses due to fluctuations in interest rates, increasing the financial expenses related to borrowings and financing.

The Company has not entered into any derivative contract to hedge against this risk; however continually monitors market interest rates, in order to evaluate the possible need to replace its debt.

The table below provides the Company's borrowings and financing subject to variable interest rate:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

	December 31, 2016	December 31, 2015
TR(i)	1,535,030	1,498,085
CDI(ii)	1,082,228	1,617,191
TJLP(iii)	1,326,631	1,114,977
IPCA(iv)	1,697,452	1,623,201
LIBOR(v)	2,906,999	2,926,628
Interest and charges	142,644	144,546
Total	8,690,984	8,924,628

(i) TR – Interest Benchmark Rate

(ii) CDI – (Certificado de Depósito Interbancário), an interbank deposit certificate

(iii) TJLP – (Taxa de Juros a Longo Prazo), a long-term interest rate index

(iv) IPCA – (Índice Nacional de Preços ao Consumidor Amplo), a consumer price index

(v) LIBOR – London Interbank Offered Rate

Another risk to which the Company is exposed, is the mismatch of the monetary restatement indices of its debts with those of its service revenues. Water supply and sewage services tariff adjustments do not necessarily follow the increases in the inflation indexes to adjust loans, financing and interest rates affecting indebtedness

As of December 31, 2016, if interest rates on borrowings and financing had been 1% higher or lower with all other variables held constant, the effects on profit for the year before taxes would have been R$86,910 (R$89,246 as of December 31, 2015) lower or higher, mainly as a result of a lower or higher interest expense on floating rate borrowings and financing.

(b)      Credit risk

Credit risk arises from cash and cash equivalents, deposits in banks and financial institutions, as well as credit exposures to wholesale basis and retail customers, including outstanding accounts receivable, restricted cash and accounts receivable from related parties. Credit risk exposure to customers is mitigated by sales to a dispersed base.

The maximum exposures to credit risk as of December 31, 2016 are the carrying amounts of instruments classified as cash equivalents, deposits in banks and financial institutions, restricted cash, trade receivables and accounts receivable from related parties in the balance sheet date.  See additional information in Notes 7, 8, 9 and 10.

Regarding the financial assets held with financial institutions, the credit quality that is not past due or subject to impairment can be assessed by reference to external credit ratings (if available) or to historical information about counterparty default rates.  The credit quality of counterparties which are banks, such as deposits and financial investments, the Company considers the lower rating of the counterparty published by three main international rating agencies (Fitch, Moody's and S&P), according to internal policy of market risk management:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

	December 31, 2016	December 31, 2015
Cash at bank and short-term bank deposits
AA+(bra)	1,850,220	-
AAA(bra)	35,452	1,638,589
Other (*)	549	625
	1,886,221	1,639,214

(*) This category includes current accounts and investment funds in banks which have no credit rating information available.

The available credit rating information of the banks, as at December 31, 2016, in which the Company made deposit transactions and financial investments in domestic currency (R$ - domestic rating) during the year is as follows:

Banks	Fitch	Moody's	Standard Poor's
Banco do Brasil S/A	AA+(bra)	Aa1.br	-
Banco Santander Brasil S/A	AAA(bra)	Aaa.br	brAA-
Caixa Econômica Federal	AA+(bra)	Aa1.br	brAA-
Banco Bradesco S/A	AAA(bra)	Aa1.br	brAA-
Itaú Unibanco Holding S/A	AAA(bra)	Aa1.br	brAA-

(c)  Liquidity risk

The Company's liquidity is primarily reliant upon cash provided by operating activities, loans from Brazilian Federal and State governmental financial institutions, and financing in the domestic and international capital markets.  The liquidity risk management considers the assessment of its liquidity requirements to ensure it has sufficient cash to meet its operating and capital expenditures needs, as well as the payment of debts.

The funds held by the Company are invested in interest-bearing current accounts, time deposits and securities, selecting instruments with appropriate maturity or liquidity sufficient to provide margin as determined by projections mentioned above.

The table below shows the financial liabilities of the Company, into relevant maturities, including the installment of principal and future interest to be paid according to the agreement.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

	2017	2018	2019	2020	2021	2022 onwards	Total
As of December 31, 2016

Liabilities
Borrowings and financing	1,779,684	1,946,655	2,494,837	2,394,553	891,910	5,784,614	15,292,253
Accounts payables to suppliers and contractors	311,960	-	-	-	-	-	311,960
Services payable	460,054	-	-	-	-	-	460,054
Public-Private Partnership – PPP (*)	46,038	46,038	351,689	351,689	351,689	5,681,712	6,828,855
Program contract commitments	106,362	40,953	29,548	872	1,009	16,680	195,424

(*) The Company also considered future commitments (construction not yet performed) still not recognized in the financial statements related to São Lourenço PPP, due to the relevance of future cash flows, the impacts on its operations and the fact the Company already has formalized this commitment through an agreement signed by the parties.

Future interest

Future interest was calculated based on the contractual clauses for all agreements. For agreements with floating interest rate, the interest rates used correspond to the base dates above.

Cross default

The Company has borrowings and financing agreements including cross default clauses, i.e., the early maturity of any debt, may imply the early maturity of these agreements. The indicators are continuously monitored in order to avoid the execution of these clauses.

(d)      Sensitivity analysis on interest rate risk

The table below shows the sensitivity analysis of the financial instruments, prepared in accordance with CVM Rule 475/2008 in order to evidence the balances of main financial assets and liabilities, calculated at a rate projected for the twelve-month period after December 31, 2016, or until the final settlement of each contract, whichever is shorter, considering a probable scenario (scenario I), appreciation of 25% (scenario II) and 50% (scenario III).

The purpose of the sensitivity analysis is to measure the impact of changes in the market over the financial instruments of the Company, considering constant all other variables. In the time of settlement the  amounts  can be different from those presented, due to the estimates used in the measurement.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

December 31, 2016
Indicators	Exposure	Scenario I (Probable) (i)	Scenario II 25%	Scenario III 50%

Assets
CDI	1,748,826	11.5600%(*)	8.6700%	5.7800%
Financial income		202,164	151,623	101,082

Liabilities
CDI	(1,082,228)	11.5600%(*)	8.6700%	5.7800%
Interest to be incurred		(125,106)	(93,829)	(62,553)

CDI net exposure	666,598	77,058	57,794	38,529

Liabilities
TR	(1,535,030)	0.0013%(***)	0.0016%	0.0020%
Expenses to be incurred		(20)	(25)	(31)

IPCA	(1,697,452)	4.8700%(*)	6.0875%	7.3050%
Expenses to be incurred		(82,666)	(103,332)	(123,999)

TJLP	(1,326,631)	7.5000%(*)	9.3750%	11.2500%
Interest to be incurred		(99,497)	(124,372)	(149,246)

LIBOR	(2,906,999)	1.1700%(**)	1.4624%	1.7549%
Interest to be incurred		(34,012)	(42,512)	(51,015)

Total net expenses to be incurred		(139,137)	(212,447)	(285,762)

(*) Source: CDI and IPCA rates (Focus Report – BACEN, December 31, 2016) and long-term interest rate at December 31, 2016 (BACEN).
(**) Source: Bloomberg
(***)Source: BM&FBovespa

 (i)   Refers to the scenario of interest to be incurred for the 12 months as of December 31, 2016 or until the maturity of the contracts, whichever is shorter.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

5.2 Capital management

The Company’s objectives when managing capital are ensure its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure to reduce the cost of capital.

The Company monitors capital based on the leverage ratio. This ratio corresponds to net debt divided by total capital. Net debt corresponds to total borrowings and financing less cash and cash equivalents. Total capital is calculated as total equity as shown in the statement of the financial position plus net debt.

	December 31, 2016	December 31, 2015

Total borrowings and financing (Note 16)	11,964,143	13,121,600
(-) Cash and cash equivalents (Note 7)	(1,886,221)	(1,639,214)

Net debt	10,077,922	11,482,386
Total equity	15,419,211	13,716,606

Total capital	25,497,133	25,198,992

Leverage ratio	40%	46%

As of December 31, 2016, the leverage ratio decreased to 40% from the 46% as of December 31, 2015, due to the decreased balance of foreign currency-denominated loan and financing as a result of 16.5% and 13.9% depreciations of the US dollar and the Yen, respectively, in 2016.

5.3 Fair value estimates

It is assumed that balances from trade receivables (current) and accounts payable to suppliers by carrying amount, less impairment approximate their fair values, considering the short maturity.  Long-term trade receivables also approximate their fair values, as they will be adjusted by inflation and/or will bear contractual interest rates over time.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

5.4 Financial instruments

The Company had CTEEP’s shares, which were classified as financial asset held for trading and recognized at fair value through profit or loss. As of April 20, 2016, the Company sold these shares for R$111,117. The Company’s financial instruments included in the borrowings and receivables category comprise cash and cash equivalents, restricted cash, trade receivables, balances with related parties, other receivables, and balances receivable from the Water National Agency – ANA. The financial instruments under the “other liabilities” category comprise accounts payable to contractors and suppliers, borrowings and financing, services payable, balances payable deriving from the Public Private Partnership-PPP and program contract commitments, which are non-derivative financial assets and liabilities with fixed or determinable payments, not quoted in an active market.

As of December 31, 2016, the Company did not have financial assets and financial liabilities classified as fair value through profit or loss.

The estimated fair values of financial instruments are as follows:

Financial assets

	December 31, 2016		December 31, 2015
	Carrying amount	Fair value	Carrying amount	Fair value
Cash and cash equivalents	1,886,221	1,886,221	1,639,214	1,639,214
Restricted cash	24,078	24,078	29,156	29,156
Trade receivables	1,711,306	1,711,306	1,509,588	1,509,588
Water National Agency – ANA	81,221	81,221	88,368	88,368
Financial asset held for trading (*)	-	-	101,500	101,500
Other receivables	167,369	167,369	196,118	196,118

(*)Amount recorded under “other receivables” in current assets.

Additionally, SABESP has financial instrument assets receivables from related parties, in the amount of R$871,709 as of December 31, 2016 (R$872,107 as of December 31, 2015), which were calculated in accordance with the conditions negotiated between related parties.  The conditions and additional information referring to these financial instruments are disclosed in Note 10 to the financial statements.  Part of this balance, in the amount of R$788,180 (R$786,501 as of December 31, 2015), refers to reimbursement of additional retirement and pension plan - G0 and is indexed by IPCA plus simple interest of 0.5% p.m.  This interest rate approximates that one practiced by federal government bonds (NTN-b) with terms similar to those of related-party transactions.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

Financial liabilities

	December 31, 2016		December 31, 2015
	Carrying amount	Fair value	Carrying amount	Fair value
Borrowings and financing	11,964,143	11,776,178	13,121,600	12,625,454
Accounts payables to suppliers and contractors	311,960	311,960	248,158	248,158
Services payable	460,054	460,054	387,279	387,279
Program contract commitments	178,093	178,093	320,714	320,714
Public-Private Partnership - PPP	2,249,418	2,249,418	1,035,033	1,035,033

To obtain fair value of borrowings and financing, the following criteria have been adopted:

(i)       Agreements with Banco do Brasil and CEF (Federal Savings Bank) were projected until their final maturities, at contractual rates (projected TR + spread) and discounted at present value by TR x DI, both rates were obtained  from BM&FBovespa.

(ii)     Debentures were projected up to the final maturity date according to contractual rates (IPCA, DI, TJLP or TR), and discounted to present value considering the future interest rate published by ANBIMA in the secondary market, or by market equivalent rates, or the Company’s share traded in the Brazilian market.

(iii)   BNDES loans are financial instruments valued at carrying amount plus contractual interest rate until the maturity date, and are indexed by long term interest rate –  TJLP.

These financing have specific characteristics and the conditions defined in the financing agreements with BNDES between independent parties, and reflect the conditions for those types of loan.  In Brazil, a consolidated market of long-term debts does not exist with the same characteristics of BNDES financing, the offering of credit to the entities in general, with this long-term characteristic, usually is restricted to BNDES.

(iv)   Other financing in local currency are considered by carrying amount plus contractual interest rate till mature date, discounted to present value considering a future interest rate published by BM&FBovespa.

(v)     Agreements with BID and IBRD, were projected until final  maturity  in  origin  currency,  applying interest rates contracted, discounted at present value at Libor futures rate, obtained from Bloomberg.  Eurobonds were priced at market value through quotes published by Bloomberg.  All the amounts obtained  were translated into Brazilian reais at the exchange rate of December 31,  2016.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

(vi)   Agreements with JICA, were projected until final maturity in origin currency, using interest rates contracted and discounted at present value, at Tibor futures rate obtained from Bloomberg.  The amounts obtained were translated into Brazilian reais at the exchange rate of December 31,  2016.

(vii) Leases are financial instruments considered by face value restated until maturity date, whose characteristic is the indexation by fixed contractual rate, which is a specific type, not compared to any other market rate.  Thus, the Company discloses as market capitalization, the amount recorded as of December 31, 2016.

Financial instruments referring to investments and borrowings and financing are classified as Level 2 in the fair value hierarchy.

Considering the nature of other financial instruments, assets and liabilities of the Company, the balances recognized in the statement of financial position approximate the fair values, taking into account the maturities close to the end of the reporting period, comparison of contractual interest rates with market rates in similar operations at the end of the reporting periods, their nature and maturity terms.

6             Key accounting estimates and judgments

Estimates and judgments are continually evaluated and are based on historical experience and on other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Company makes estimates and assumptions concerning the future.  The resulting accounting estimates, by definition, may differ from actual results.  The estimates and assumptions that have a significant risk of causing material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below:

(a)         Allowance for doubtful accounts

The Company records allowance for doubtful accounts in an amount that Management considers sufficient to cover expected losses, based on an analysis of trade receivables, in accordance with the accounting policy stated in Note 3.4.

The methodology for determining the allowance for doubtful accounts receivable requires significant estimates, considering a number of factors including historical receipt experience, current economic trends, estimates of forecast write-offs, the aging of the accounts receivable portfolio. While the Company believes that the assumptions used are reasonable, actual results could be different.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

(b)         Intangible assets arising from concession and program contracts

The Company recognizes as intangible assets arising from concession agreements.  The Company estimates the fair value of construction and other work on the infrastructure to recognize the cost of the intangible asset, which is recognized when the infrastructure is built and provided that it will generate future economic benefits.  The great majority of the Company's contracts for service concession arrangements entered with each grantor is under service concession agreements in which the Company has the right to receive, at the end of the contract, a payment equivalent to the unamortized asset balance of the concession intangible asset, which in this case, are amortized over the useful life of the underlying physical assets, thus at the end of the contract, the remaining value of the intangible would be equal to the residual value of the related fixed asset.

Concession intangible assets under Concession agreements and Program contracts, in which, at the end of the contract, the Company has no right to receive a payment equivalent to the unamortized asset balance of the concession intangible, are amortized on a straight-line basis over the useful life of asset or contract period, which occurs first.  Additional information on the accounting for intangible assets arising from concession agreements is described in Note 3.8.

The recognition of fair value for the intangible assets arising on concession agreements is subject to assumptions and estimates, and the use of different assumptions could affect the balances recorded.  Different assumptions and estimates and changes in the useful lives of the intangible assets may have relevant impacts on the results of operations.

(c)          Provisions

The Company is party to a number of legal proceedings involving significant claims. These legal proceedings include, but are not limited to, tax, labor, civil, environmental, disputes with customers and suppliers. The Company recorgnizes a provision for lawsuits when it has a present obligation (legal or constructive) arising from a past event, it is probable that an outflow of resources embodying economic benefits will be necessary to settle the liability and the amount of such obligation can be reliable estimated.  Judgments regarding future events may differ significantly from actual estimates and could exceed the amounts provisioned.  Provisions are revised and adjusted to take into consideration changes in circumstances involved.  Additional information of these legal proceedings is disclosed in Note 19.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

(d)         Pension plan benefits

The Company sponsors the defined benefit plan and the defined contribution plan, as described in Note 20.

The liability recognized in the balance sheet in relation to defined benefit pension plans is the present value of defined benefit obligation on the balance sheet date, less the fair value of plan assets.  The benefit obligation is calculated yearly by independent actuaries, applying the projected credit unit method.  The present value of defined benefit obligation is determined by discounting the estimated future cash outflows, using interest rates compatible with the market, which are denominated in currency in which benefits will be paid and with maturity terms close to those of corresponding pension plan obligation.

(e)          Deferred income tax and social contribution

The Company recognizes and settles taxes on income based on the results of operations verified according to the Brazilian Corporation Law, taking into consideration the provisions of the tax laws. Pursuant to CPC 32 (IAS 12), the Company recognizes deferred tax assets and liabilities based on the differences between the accounting balances and the tax bases of assets and liabilities.

The Company regularly reviews the recoverability of deferred tax assets and recognizes a provision for impairment if it is probable that these assets will not be realized, based on the historic taxable income, in the projection of future taxable income and the estimated period of reversing temporary differences. These calculations require the use of estimates and assumptions. The use of different estimates and assumptions could result in provision for impairment of all or a significant amount of deferred tax assets.

7             Cash and cash equivalents

	December 31, 2016	December 31, 2015
Cash and banks	137,395	77,233
Cash equivalents	1,748,826	1,561,981
	1,886,221	1,639,214

Cash and cash equivalents include cash, bank deposits and high-liquidity short-term financial investments, mainly represented by repurchase agreements (accruing CDI interest rates), deposited at Banco do Brasil, whose original maturities are lower than three months, which are convertible into a cash amount and subject to an insignificant risk of change in value.

The average yield of financial investments corresponds to 99.24% of CDI in December 2016 and 2015.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

8             Restricted cash

	December 31, 2016	December 31, 2015
Current
Agreement with the São Paulo municipal government (i)	15,858	13,005
Funds raised with the BNDES (ii)	-	7,109
Brazilian Federal Savings – escrow deposit (iii)	2,989	1,433
Other	5,231	7,609
	24,078	29,156

(i)    Agreement with the municipal government of São Paulo where the Company transfers 7.5% of the Municipal revenue to the Municipal Fund;

(ii)   Refers to funds raised with the Brazilian Development Bank– BNDES, awaiting authorization for use restrictions;

(iii) Refers to savings account for receiving escrow deposits regarding lawsuits with final and unappealable decisions in favor of the Company, which are blocked as per contractual clause.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

9             Trade receivables

(a)      Balance sheet detail

	December 31, 2016	December 31, 2015
Private sector:
General and special customers (i) (ii)	1,205,498	1,044,692
Agreements (iii)	315,351	317,871

	1,520,849	1,362,563
Government entities:
Municipal	520,950	503,309
Federal	3,414	5,738
Agreements (iii)	279,449	207,066

	803,813	716,113
Wholesale customers – Municipal governments: (iv)
Guarulhos	778,106	810,285
Mauá	467,775	416,749
Mogi das Cruzes	2,527	2,158
Santo André	946,045	857,424
São Caetano do Sul	2,371	2,057
Diadema	222,671	222,671

Total wholesale customers – Municipal governments	2,419,495	2,311,344

Unbilled supply	481,389	427,361

Subtotal	5,225,546	4,817,381
Allowance for doubtful accounts	(3,514,240)	(3,307,793)

Total	1,711,306	1,509,588

Current	1,557,472	1,326,972
Noncurrent	153,834	182,616

	1,711,306	1,509,588

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

(i)    General customers - residential and small and mid-sized companies

(ii)  Special customers - large consumers, commercial, industries, condominiums and special billing consumers (fixed demand agreements, industrial waste, wells, etc.).

(iii) Agreements - installment payments of past-due receivables, plus monetary restatement and interest, when provided for in the agreements.

(iv) Wholesale basis customers - municipal governments - This balance refers to the sale of treated water to municipalities, which are responsible for distributing to, billing and charging final customers. Some of these municipalities are questioning in court the tariffs charged by SABESP, which have full allowance for doubtful accounts. Additionally, the overdue amounts are included in the allowance for doubtful accounts.

(b)      The aging of trade receivables is as follows

	December 31, 2016	December 31, 2015

Current	1,337,503	1,195,098
Past-due:
Up to 30 days	263,157	182,025
From 31 to 60 days	148,927	123,765
From 61 to 90 days	53,268	78,089
From 91 to 120 days	109,138	84,654
From 121 to 180 days	124,001	80,447
From 181 to 360 days	203,837	158,182
Over 360 days	2,985,715	2,915,121

Total past-due	3,888,043	3,622,283

Total	5,225,546	4,817,381

The increase in the overdue balance was mainly due to the default of the municipalities that purchased water on a wholesale basis, given that they are challenging the tariffs charged by SABESP in court, and the increase in default of amounts overdue up to 360 days, related to private customers.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

(c)      Allowance for doubtful accounts

	December 31, 2016	December 31, 2015

Balance at beginning of the year	3,307,793	3,164,288
Private sector /government entities	144,217	103,231
Recoveries	(241,109)	(177,993)
Wholesale customers	331,295	283,113

Net additions for the year	234,403	208,351

Write-offs in the year referring to accounts receivable	(27,956)	(64,846)

Balance at end of the year	3,514,240	3,307,793

Reconciliation of estimated losses of income	December 31, 2016	December 31, 2015

Write-offs	177,492	63,076
Losses with state entities (related parties)	7,292	3,999
Losses with private sector / government entities	144,217	103,231
Losses with wholesale customers	2,596	10,107
Recoveries	(241,109)	(177,993)

Amount recorded as selling expenses	90,488	2,420

Wholesale sales losses, amounting to R$328,699 in 2016 and R$273,006 in 2015, were also recorded as revenue reduction.

The Company does not have customers representing 10% or more of its total revenues.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

10           Related-Party Balances and Transactions

The Company is a party to transactions with its controlling shareholder, the State Government, and companies related to it.

(a)      Accounts receivable, interest on capital payable, revenue and expenses with the São Paulo State Government

	December 31, 2016	December 31, 2015
Accounts receivable
Current:
Water and sewage services (i)	134,005	115,633
Allowance for losses (i)	(56,624)	(49,332)
Reimbursement for retirement and pension benefits paid (G0):
- monthly flow (payments) (ii) and (vi)	22,696	20,564
- GESP Agreement – 2008 (ii) and (vi)	56,512	49,985
- GESP Agreement – 2015 (vii)	39,816	-
“Se Liga na Rede” program (l)	6,148	19,305

Total current	202,553	156,155

Noncurrent:
Reimbursement for retirement and pension benefits paid (G0):
- GESP Agreement – 2008 (ii) and (vi)	18,838	66,646
- GESP Agreement – 2015 (vii)	650,318	649,306

Total noncurrent	669,156	715,952

Total receivables from shareholders	871,709	872,107

Assets:
Water and sewage services	77,381	66,301
Reimbursement of additional retirement and pension benefits (G0)	788,180	786,501
“Se Liga na Rede” program (l)	6,148	19,305

Total	871,709	872,107

Liabilities:
Interest on capital payable to related parties	351,788	64,013
Other (g)	1,853	2,210

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

	2016	2015
Revenue from water and sewage services
Water supply	235,686	195,478
Sewage services	210,040	162,034
Payments received from related parties	(424,549)	(338,471)

Receipt of GESP reimbursement referring to Law 4819/58	(139,472)	(121,709)

(i)      Water and sewage services

The Company provides water supply and sewage collection services to the São Paulo State Government and other companies related to it in accordance with usual market terms and conditions, as considered by management, except for the settlement of credits which can be made according to items (iii), (iv) and (v).

The Company recognized R$56,624 as of December 31, 2016 (R$49,332 as of December 31, 2015) as allowance for losses of amounts past due for more than 360 days has been recorded due to the uncertainty involving these receipts.

(ii)    Reimbursement of additional retirement and pension benefits paid

Refers to amounts of supplementary retirement and pension benefits provided for in State Law 4819/58 ("Benefits") paid by the Company to former employees and pensioners, referred to as Go.

Under the Agreement referred on item (iii) with the São Paulo State Government ("GESP" or the "State"), GESP recognizes its liability from charges arising from the Benefits, provided that the payment criteria set forth by the State Department of Personnel (DDPE), based on legal guidance of the Legal Consultancy of the Department of Finance and of the State Attorney General's Office (PGE).

As discussed on item (vi), during the assessment of the debt due from GESP to the Company there were certain divergences in the calculation and eligibility criteria of the benefits paid by the Company on behalf of GESP.

See additional information about the Go plan in Note 20 (b) (iii).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

In January 2004, the payments of supplement retirement and pension benefits were transferred to the Department of Finance and would be made in accordance with the calculation criteria determined by the PGE.  As a result of a court decision, the responsibility for making the payments returned to SABESP, as originally established.

(iii)     GESP Agreement

On December 11, 2001, the Company, the São Paulo State Government (through the State Department of Finance Affairs, currently Department of Finance) and the Water and Electricity Department (DAEE), with the intermediation of the State Department of Sanitation and Energy (former Department of Water Resources, Sanitation and Construction Works), entered into the Obligations, Payment Commitment and Other Covenants Acknowledgement and Consolidation Agreement ("GESP Agreement") for the settlement of outstanding debts between GESP and the Company related to the provision of water supply and sewage services and to the retirement benefits.

In view of the strategic importance of the Taiaçupeba, Jundiaí, Biritiba, Paraitinga and Ponte Nova reservoirs for ensuring and maintaining the Alto Tietê water volume, the Company agreed to receive them as partial repayment of the reimbursement related to the Benefits.  The DAEE would transfer the reservoirs to the Company, replacing the amount owed by GESP.  However, the São Paulo State Public Prosecution Office challenges the legal validity of this agreement, and its main argument is the lack of bidding and the absence of a specific legislative authorization for disposal of DAEE's assets.  There is an unfavorable decision to SABESP not yet unappealable.  The Company's legal advisors assess the risk of loss in this lawsuit pursuant to item 3.15.  See additional information in item (viii) below.

(iv)      First Amendment to the GESP Agreement

On March 22, 2004, the Company and the São Paulo State Government amended the terms of the original GESP Agreement, (1) consolidating and recognizing the amounts due by the São Paulo State Government for water supply and sewage collection services provided, monetarily adjusted through February 2004; (2) formally authorizing the offset of amounts due by the São Paulo State Government with interest on capital declared by the Company and any other debt owed to the São Paulo State Government as of December 31, 2003, monetarily adjusted through February 2004; and (3) defining the payment conditions of the remaining liabilities of the São Paulo State Government for the receipt of the water supply and sewage services.

(v)           Second Amendment to the GESP Agreement

On December 28,  2007, the Company  and the  São  Paulo  State Government, represented by the Department of Finance, signed the second amendment to the terms of the original GESP Agreement, agreeing upon the payment in installments of the remaining balance of the First Amendment, amounting to R$133,709 at November 30, 2007, to be paid in 60 monthly and consecutive installments of the same amount, beginning on January 2, 2008.  In December 2012 the last installment was paid.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

The State and SABESP agreed on immediately resuming their compliance with their mutual obligations under new assumptions: (a) implementation of an electronic bill management system to facilitate and speed up the monitoring of payment processes and budget management procedures; (b) structuring of the Rational Water Use Program (PURA) to rationalize the consumption of water and the amount of the water and sewage bills under the responsibility of the State; (c) establishment, by the State, of criteria for budgeting so as to avoid the reallocation of amounts to a specific water and sewage accounts as from 2008; (d) possibility of registering state bodies and entities in a delinquency system or reference file; (e) possibility of interrupting water supply to state bodies and entities in case of nonpayment of water and sewage bills.

(vi)      Third Amendment to the GESP Agreement

On November 17, 2008, GESP, SABESP and DAEE signed the third amendment to the GESP Agreement, through which GESP recognized a debt balance payable to SABESP totaling R$915,251, monetarily adjusted up to September 2008 in accordance with the fluctuation of the IPCA-IBGE, corresponding to the Undisputed Reimbursement, determined by FIPECAFI. SABESP accepted on a provisional basis the reservoirs (see information on item (iii) of this note) as part of the payment of the Undisputed Reimbursement and offered to GESP a provisional settlement, recognizing a credit totaling R$696,283, corresponding to the value of the reservoirs in the Alto Tietê system. The Company did not recognize the reimbursement receivable of R$696,283 related to the reservoirs, as it is not virtually certain that will be transferred by the State. In March 2015, Sabesp and GESP entered into an agreement to pay the amounts receivable, totaling R$696,283 (more information in item (vii) of this note). The remaining balance totaling R$218,967 has been paid in 114 monthly, consecutive installments, totaling R$1,920 each, including the annual IPCA-IBGE fluctuation, plus interest of 0.5% p.m., the first of which fell due on November 25, 2008.

In addition, the third amendment provides for the regularization of the monthly flow of benefits.  While SABESP is liable for the flow of monthly payment of benefits, the State shall reimburse SABESP based on the criteria identical to those applied when determining the Undisputed Reimbursement.  Should there be no preventive court decision, the State will assume the flow of monthly payment of benefits portion deemed as undisputed.

(vii)    Agreement with the São Paulo State Government entered into in 2015

On March 18, 2015, the Company, the State of São Paulo and the Department of Water and Electricity (DAEE), and the Sanitation and Water Resources Department as the intervening party, entered into a Term of Agreement in the amount of R$1,012,310, of which R$696,283 refer to the principal of the Undisputed Amount mentioned in item (iii) and R$316,027 corresponding to the inflation adjustment of the principal until February 2015.

The Principal Amount will be paid in 180 installments, as follows:

The first 24 installments were settled by immediately transferring 2,221,000 preferred shares issued by Companhia de Transmissão de Energia Elétrica Paulista - CTEEP, totaling R$87,174, based on the share closing on March 17, 2015; and

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

The amount of R$609,109 is adjusted by IPCA (Extended Consumer Price Index) until the date when payments start and paid in cash, by means of other 156 monthly installments, beginning on April 5, 2017. When payment starts, installments will be adjusted by IPCA plus simple interest of 0.5% per month.

Considering the lawsuit which objects the possibility of transferring the reservoirs is pending final and unappealable court decision, the agreement also provides for the following situations:

If transfer is possible and the Reservoirs are effectively transferred to SABESP and registered at the notary’s office, SABESP will reimburse to the State the amounts paid in replacement of Reservoirs (Principal Amount) in 60 monthly installments adjusted by IPCA until the date of payment of each installment; and

If the transfer of Reservoirs is not possible, the State will pay to SABESP, in addition to the Principal Amount, the inflation adjustment credit of R$316,027 in 60 installments, starting these payments at the end of Principal Amount installment payment. The amount will be adjusted by IPCA to the start date of payments and, as of this date, IPCA will be incurred plus 0.5% simple interest rates/month over the amount of each installment.

The accounting impacts of the agreement generated a debit of R$696,283 in accounts receivable from related parties and a credit in the same amount in administrative expenses on the transaction date. Due to such transaction, as of December 31, 2015, the Company recorded receivables from GESP in the amount of R$649,306, in non-current assets, and CTEEP shares in the amount of R$101,500, under “other receivables” in current assets. As of December 31, 2016, the balance receivable totaled R$39,816 in current assets and R$650,318 in noncurrent assets and CTEEP shares were disposed of on April 20, 2016 for R$111.1 million.

(viii)   Disputed Amount of Benefits

As mentioned before, on November 17, 2008 the Company and the State signed the third amendment to the GESP Agreement, when the reimbursements called disputed and undisputed were quantified.  The amendment established the efforts to calculate the so-called Disputed Reimbursement of the Benefits. Under the fourth clause of the amendment, the Disputed Reimbursement represents the difference between the Undisputable Reimbursement and the amount actually paid by the Company as pension benefits and pensioners set out in Law 4,819/58, for which, the Company understands, the State of São Paulo is originally liable, but paid by SABESP under a court order.

By entering into the third amendment, the State's Legal Representative (PGE) agreed to reassess the differences that gave rise to the Disputed Amount of benefits set out in Law 4,819/58. At the time, the expectation was based on the willingness of the PGE to reanalyze the issue and the implied right of the Company to the reimbursement, including based on opinions from outside legal advisors.

However, the recent opinions issued by the PGE and received on September 4 and 22, 2009 and January 4, 2010, refute the reimbursement of previously defined as Disputed Amount.

Even though the negotiations with the State are still in progress, it is not possible to assure that the Company will recover the disputed  receivables without dispute.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

As part of the actions intended to recover the receivables that management considers due by the State, related to discrepancies in the reimbursement of the pension benefits paid by the Company, SABESP:  (i) on March 24, 2010, reported to the controlling shareholder the official letter approved by the executive committee, proposing that the matter be discussed at the São Paulo Stock Exchange (BM&FBovespa) Arbitration Chamber; (ii) in June 2010, presented to Department of Finance a proposal to solve the outstanding items, such proposal was not accepted; (iii) on November 9, 2010, filed a judicial action against the State of São Paulo pleading the entire reimbursement related to employee benefits set out in Law 4,819/58 to finalize the discussion between the Company and GESP. Despite the legal action, the expectation of which is a possible gain, the Company will persist to obtain an agreement with GESP since the management believes that it is the better to the Company and to its shareholders than wait until the end of the judicial action.

The Company's Management decided to not recognize the reimbursements which were not considered virtually certain that will be reimbursed by the State.  As of December 31, 2016 and 2015, the amounts not recorded by the Company, related to the pension benefits paid on behalf of the State by the Company, totaled R$937,035 and R$855,054, respectively, as disclosed in item 10 (b) below.

As a result, the Company also recognized the obligation related to the pension benefit obligations maintained with the beneficiaries, retirees and pensioners of Plan G0.  As of December 31, 2016 and 2015, the pension benefit obligations of Plan G0 totaled R$2,512,080 and R$2.166.942, respectively.  For detailed information on the pension benefit obligations refer to Note 20 (b) (iii).

(b)      Contingent assets - GESP (not recorded)

As mentioned above, as of December 31, 2015 and December 31, 2014, SABESP had contingent assets with GESP, not recorded in assets referring to the additional retirement and pension paid (Law 4,819/58), named “Disputed amounts receivable”, totaling R$937,035 and R$855,054, respectively.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

(c)      Use of reservoirs – EMAE

Empresa Metropolitana de Águas e Energia S.A. - EMAE planned to receive for the credit and obtain financial compensation for alleged past and future losses in electricity generation, due to water collection, and compensation for costs already incurred and to be incurred with the operation, maintenance and inspection of the Guarapiranga and Billings reservoirs used by SABESP in its operations.

Several lawsuits were filed by EMAE. An arbitration proceeding was in progress related to the Guarapiranga reservoir and a lawsuit related to the Billings reservoir, both pleading for financial compensation due to SABESP’s water collect for public supply, alleging that this conduct has been causing permanent and growing loss in the capacity of generating electricity of Henry Borden hydroelectric power plant with financial losses.

As of April 10, 2014, the Company issued a Notice to the Market including the information about an eventual future agreement.

As of October 28, 2016, the Company entered into an agreement based on a Private Transaction Agreement and Other Adjustments aimed to fully and completely settle the disputes involving the two companies.  The transaction is subject to the condition precedent of approval by the competent bodies of the Company and EMAE, as well as the Brazilian Electricity Regulatory Agency – ANEEL, and involves the payment by SABESP to EMAE of the following amounts:

- R$ 6,610 annually, adjusted for inflation, as of the execution date of this instrument, by the IPCA or any other index that may replace it, by the last business day of October of each fiscal year, with (i) the first of  such annual payments due up to the last business day of October 2017 and (ii) the last payment due up to the last business day of October 2042; and

- R$46,270, in five annual and successive installments, adjusted for inflation by the IPCA or any other index that may replace it, with the first installment of R$9,254 due on April 30, 2017 and the subsequent ones in  4 (four) installments of same amount, due on every April 30 of the subsequent years, or on the first subsequent business day.

The agreement was based on the following assumptions: (i) SABESP payments should not exceed the amount necessary to indemnify EMAE for the maintenance and operating costs of the Guarapiranga and Billings reservoirs, in the proportion of their collect considering the natural outflow of each reservoir; (ii) payments will be made while SABESP’s and EMAE’s concessions are valid, and as long as SABESP withdraws water from these reservoirs, in compliance with the statute of limitations of the objects of the proceedings; (iii) SABESP must request ARSESP to incorporate these expenses into the tariff revision process in progress.

In order to estimate the maintenance and preservation expenses of the hydraulic and property structures of the Billings and Guarapiranga reservoirs, the technical area involved in water production adopted the following assumptions:  (i) expenses related to the Guarapiranga Reservoir, whose water is used exclusively to supply the population of the São Paulo Metropolitan Region, will be fully paid by SABESP; (ii) the Billings reservoir has multiple uses – flood control, generation of electricity and public supply – and its maintenance and operating expenses should be shared based on the proportion of water used by each of the functions mentioned; (iii) SABESP has grants to use water in several points of the Billings reservoir that total an available outflow of 10.0 m³/s, representing 61.7% of the reservoir’s long-term average outflow (16.2 m³/s); and (iv) considering the water volume usage percentages - 100% Guarapiranga and 61.70% Billings – an annual amount of R$6,610 will be charged as shared expenses, based on the terms of the agreement.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

The Company adopted the annual amount of R$6,610 from 2010 to 2042, including the statute of limitations and the year of expiration of the EMAE concession.

For these reasons, the Company has concluded that it was in its interest to enter into the agreement since: (i) it eliminates the incidence of future risks with the dismissal of all proceedings; (ii) its amount is limited to a reasonable amount to be paid for the sharing of the operating and maintenance costs of the Guarapiranga and Billings reservoirs; and (iii) the form of payment is appropriate to its financial situation.

By entering into the Agreement, all litigation between the parties will cease permanently and the Company will continue using the reservoirs.

In addition to the lawsuits that were part of the Agreement, on April 11, 2016, SABESP was named in the Indemnification proceeding commenced by EMAE’s minority shareholders, who claimed compensation for damages suffered by EMAE, based on the amounts that the latter did not earn due to the decrease in the outflow of these reservoirs and in the generation of electricity as a result of the use of water of the Billings and Guarapiranga reservoirs by SABESP, and also requested that SABESP be sentenced to reimburse the loss of profits related to EMAE’s unearned amounts resulting from the fact that water was not pumped from the Pinheiros and Tietê Rivers to the Henry Borden hydroelectric power plant.  In summary, the company claims  that the São Paulo State, in its capacity as controlling shareholder of EMAE, has acted unduly to EMAE’s detriment and in favor of SABESP’s interests by allowing and consenting water intake from the Billings and Guarapiranga reservoirs, in detriment to the output of these reservoirs and generation of electricity by EMAE, without the necessary financial compensation, making impracticable the satisfactory use of the Henry Borden hydroelectric power plant.  Although this lawsuit was not the object of the agreement, the Company understands that the approval of the agreement by the Extraordinary Shareholders’ Meeting would eliminate the risk that  this proceeding would continue in the judicial level.

As of December 31, 2016, the Company recorded R$9,018 and R$29,749 in Other Liabilities, under current  and noncurrent liabilities, respectively, which represent the present value of the balance of R$46,270 that will be paid in five annual installments.

As of November 9, 2016, EMAE’s Board of Directors approved the transaction with SABESP, pursuant to the Private Transaction Agreement, in accordance with the Notice to the Market disclosed by EMAE on the same date.

As of November 10, 2016, the transaction was approved by SABESP’s Board of Directors.

As of December 30, 2016, the Brazilian Electricity Regulatory Agency - ANEEL, by means of Order 3,431, decided to approve the Private Transaction Agreement and other Covenants entered into between Empresa Metropolitana de Águas e Energia S.A. - EMAE, and the Company, thus meeting the “second condition precedent” required for the effectiveness of the agreement.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

(d)      Agreements with reduced tariffs with State and Municipal Government Entities that joined the Rational Water Use Program (PURA)

The Company has signed agreements with government entities related to the State Government and municipalities where it operates that benefit from a reduction of 25% in the tariff of water supply and sewage services when they are not in default. These agreements provide for the implementation of the rational water use program, which takes into consideration the reduction in water consumption.

(e)      Guarantees

The State Government provides guarantees for some borrowings and financing of the Company and does not charge any fee with respect to such guarantees.

(f)      Personnel assignment agreement among entities related to the State Government

The Company has personnel assignment agreements with entities related to the State Government, whose expenses are fully passed on and monetarily reimbursed.  In 2016, the expenses related to personnel assigned by SABESP to other state government entities amounted to R$10,393 (R$10,481 in 2015).

In 2016, expenses related to personnel assigned by other entities to SABESP totaled R$10 (R$342 in 2015).

(g)      Services obtained from state government entities

As of December 31, 2016 and 2015, SABESP had an outstanding amounts payable of R$1,853 and R$2,210, respectively, for services rendered by São Paulo State Government entities.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

(h)      Non-operating assets

As of December 31, 2016 and December 31, 2015, the Company had an amount of R$969 related to a free land lent to DAEE (Department of Water and Electricity).

(i)       Sabesprev

The Company sponsors a private defined benefit pension plan, which is operated and administered by Sabesprev. The net actuarial liability recognized as of December 31, 2016 amounted to R$753,170 (R$665,274 as of December 31, 2015), according to Note 20 (b).

(j)       Compensation of Management Key Personnel

- Compensation:

SABESP's compensation policy for the Management and officers is set out according to guidelines of the São Paulo State Government, the CODEC (State Capital protection Board), and are based on performance, market competitiveness, or other indicators related to the Company's business, and is subject to approval by shareholders at an Annual Shareholders' Meeting.

Officers' compensation is limited to the compensation of the State Governor, the Board of Directors' and the Fiscal Council’s compensation is equivalent to 30 percent and 20 percent, respectively, of the executive committee' overall compensation, contingent on attendance of at least one monthly meeting.

The objective of the compensation policy is to set a private sector management paradigm to retain its staff and recruit competent, experienced and motivated professionals, considering the level of management efficiency currently required by the Company.

In addition to monthly fee, the members of the Board of Directors, Fiscal Council and the Board of Executive Officers receive annual reward equivalent to a monthly fee, calculated on a prorated basis in December of each year.  The purpose of this reward is to correspond to the thirteenth salary paid to the Company’s employees, as officers and directors' relationship with the Company is governed by its bylaws and not the labor code.

Benefits paid only to statutory officers - meal ticket, basket of food staples, medical care, annual paid rest typified as a paid leave of 30 calendar days, and payment of a premium equivalent to one third of the monthly fee and bonuses.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

SABESP pays bonuses for the purposes of compensating directors, in accordance with the guidelines of the São Paulo State government, as an incentive policy, as long as the Company records quarterly, semiannual, and yearly profits, and distributes mandatory dividends to shareholders, even if in the form of interest on capital.  Annual bonuses cannot exceed six times the monthly compensation of the officers/directors or 10 percent of the interest on capital paid by the Company, prevailing the shortest amount.

Expenses related to the compensation to the members of its Board of Directors, Fiscal Council and Board of Executive Officers amounted to R$3,912 and R$4,078 for 2016 and 2015, respectively.  An additional amount of R$494, related to the bonus program, was recorded in 2016 (R$521 in 2015).

(k)      Loan agreement through credit facility

The Company entered into a loan agreement through credit facility with the SPEs Aquapolo Ambiental S.A. and Attend Ambiental S.A. As of May 9, 2014, to finance the operations of these companies, until the borrowings and financing requested with financial institutions is cleared. These agreements remain with the same characteristics, according to the table below:

SPE	Principal disbursed amount	Interest balance	Total	Interest rate	Maturity
Attend Ambiental	5,400	3,071	8,471	SELIC + 3.5 % p.a.	(i)
Aquapolo Ambiental	5,629	6,090	11,719	CDI + 1.2% p.a.	04/30/2016 (ii)
Aquapolo Ambiental	19,000	13,217	32,217	CDI + 1.2% p.a.	10/30/2015 (ii)
Total	30,029	22,378	52,407

(i)   The loan agreement with SPE Attend  Ambiental  S/A  matures  within  180  days,  from  the  date when  the respective amount is available in the borrower’s account, renewable for the same period.  The credit has been overdue since May 11, 2015 and is subject to contractual default charges (inflation adjustment considering the IGP-M variation, 2% fine and default interest of 1% p.m.).  The agreement has been renegotiated between the parties.

(ii)  The agreement expired on April 30, 2015 was amended and its maturity was extended to October 30, 2015. The Company and Aquapolo Ambiental S/A are renegotiating the payment terms and the maturity of both agreements.

As a result of the renegotiations, the principal, in the amount of R$30,029, and interest, in the amount of R$22,378, that used to be recognized in current assets, under “other receivables”, were reclassified to the same group of noncurrent assets until new payment conditions are agreed upon.  As of December 31, 2016, the balance of principal and interest rates of these agreements was R$52,407 (R$45,289 as of December 31, 2015).  In 2016, a financial income recognized was R$7,118 (R$10,123 in 2015).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

(l)       “Se Liga na Rede” (Connect to the Network Program)

The State Government enacted the State Law nº 14,687/12, creating the pro-connection program, destined to financially subsidize the execution of household branches necessary to connect to the sewage collecting networks, in low income households which agreed to adhere to the program.  The program expenditures, except for indirect costs, construction margin and borrowing costs are financed with 80% of funds deriving from the State Government and the remaining 20% invested by SABESP, which is also liable for the execution of works.  As of December 31, 2016, the program total amount was R$79,274 (R$78,447 as of December 31, 2015), R$6,148 (R$19,305 as of December 31, 2015) recorded in balances receivable from related parties, the amount of R$34,915 (R$34,089 as of December 31, 2015) recorded in the group of intangible assets and R$38,211 (R$25,053 as of December 31, 2015) reimbursed by GESP.

11            Water National Agency - ANA

The Company has agreements executed within the scope of the Hydrographic Basin Depollution Program (PRODES), also known as "Treated Sewage Purchase Program".

This program does not finance works or equipment, remunerates by results achieved, i.e., by effectively treated sewage. In this program, the Water National Agency (ANA) makes available funds, which are restricted to a specific current account and applied in investment funds at the Caixa Econômica Federal - Federal Savings Banks (CEF), until the fulfillment of treated sewage volume is evidenced, as well as, the reduction of polluting cargoes of each agreement.

When resources are made available, liabilities are recorded until funds are released by ANA. After the evidence of targets stipulated in each contract, the revenue deriving from these funds is recognized, but if these targets are not met, funds will return to the National Treasury with the appropriate funds earnings. As of December 31, 2016, the balances of assets and liabilities were R$81,221 (R$88,368 as of December 31, 2015), and the liabilities are recorded under "other liabilities" of noncurrent liabilities.

12           Investments

The Company holds interest in certain Special Purpose Entities (SPE). Although SABESP has no majority shares of its investees, the shareholders’ agreement provides for the power of veto in certain management issues, however, with no ability to use such power of veto in a way to affect returns over investments, indicating participating shared control (joint venture – CPC 19(R2)).

The Company holds interest valued by the equity accounting in the following investees:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

Sesamm

On August 15, 2008, the Company, together with the companies OHL Médio Ambiente, Inima S.A.U. Unipersonal ("Inima"), Técnicas y Gestión Medioambiental S.A.U. ("TGM") and Estudos Técnicos e Projetos ETEP Ltda. ("ETEP") incorporated the company Serviços de Saneamento de Mogi Mirim S.A. - SESAMM for a period of 30 years from the date the concession agreement with the municipality of Mogi Mirim for the purpose of providing complementary services to the sewage diversion system and implementing and operating sewage treatment system in the municipality of Mogi Mirim, including the disposal of solid waste.

Sesamm's capital as of December 31, 2016, totaled R$19,532, and was represented by 19,532,409 registered common shares without a par value. SABESP holds 36% of its equity interest and Inima holds another 46% of its equity interest.

The operations initiated in June 2012.

Águas de Andradina

On September 15, 2010, the Company, together with the company Companhia de Águas do Brasil – Cab Ambiental incorporated the company Águas de Andradina S.A., with indefinite term, for the purpose of providing water supply and sewage services to the municipality of Andradina.

As of December 31, 2016, the capital of Águas de Andradina totaled R$11,551, divided into 11,551,089 registered common shares without a par value. SABESP holds 30% of its equity interest.  The amount of R$12 is recorded under investee’s equity, as advance for future capital increase.

The Company pledges as guarantee 100% of its shares in Águas de Andradina.

The operations initiated in October 2010.

Águas de Castilho

On October 29, 2010, the Company, together with the company Águas do Brasil – Cab Ambiental, incorporated the company Águas de Castilho, for the purpose of providing water supply and sewage services to the municipality of Castilho.

As of December 31, 2016, the company’s capital was R$1,620, and was represented by 1,620,000 registered share without par value. SABESP holds 30% equity interest.

The Company pledges as guarantee 100% of its shares in Águas de Castilho.

The operations initiated in January 2011.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

Saneaqua Mairinque

On June 14, 2010, the Company, together with the company Odebrecht Utilities S/A, former Foz do Brasil S.A., with indefinite term, for the purpose of exploring the water supply and sewage public utilities of the municipality of Mairinque.

As of December 31, 2016, the capital of Saneaqua Mairinque totaled R$2,000, and was represented by 2,000,000 registered common shares without a par value. SABESP holds 30% equity interest.

The Company pledges as guarantee 100% of its shares in Saneaqua Mairinque.

The operations initiated in October 2010.

Attend Ambiental

On August 23, 2010, SABESP, jointly with Companhia Estre Ambiental S.A, merged the company Attend Ambiental S.A, for constructing and operating a pretreatment of non-domestic effluent station, sludge transportation and related services in the city of São Paulo as well as implement similar structures in other areas in Brazil and abroad.

As of December 31, 2016, the capital totaled R$13,400, and was represented by 13,400,000 registered common shares without par value. SABESP holds 45% equity interest.

The operations initiated in December 2014.

Aquapolo Ambiental S/A.

On October 8, 2009, the Company, together with the company Odebrecht Utilities S/A, formerly Foz do Brasil S.A., incorporated the company Aquapolo Ambiental S.A., for the purpose of producing, providing and trading reused water for Quattor Química S.A., Quattor Petroquímica S.A., Quattor Participações S.A. and other companies comprising the Petrochemical  Complex.

As of December 31, 2016, the capital of Aquapolo totaled R$36,412, and was represented by 42,419,045 registered common shares without a par value. SABESP holds 49%of its equity interest.

The Company pledges as collateral 100% of its shares in Aquapolo Ambiental S/A.

The operations initiated in October 2012.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

Paulista Geradora de Energia

On April 13, 2015, the Company acquired shares from Empresa Paulista Geradora de Energia S/A - PGE, jointly        with Servtec Investimentos e Participações Ltda ("Servtec) and Tecniplan Engenharia e Comércio Ltda ("Tecniplan"), which operational purpose is implementation and commercial exploration of water potential in small hydroelectric power plants (PCHs), located at the Guaraú and Vertedouro Cascata Water Treatment Stations.

As of December 31, 2016, the capital stock of Paulista Geradora de Energia  was R$8,679, and was represented by 8,679,040 registered common shares without a par value, in which SABESP holds a 25% interest.

As of December 31, 2016, operations had not initiated yet.

Below is a summary of the investees’ financial statements and SABESP’s equity interest:

Company	Equity		Provisioned dividends	Profit (loss) for the year
	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2016	December 31, 2015

Sesamm	37,198	32,313	(3,716)	8,601	6,082
Águas de Andradina (i)	16,161	15,191	(802)	1,772	2,371
Águas de Castilho	3,706	3,449	(374)	631	773
Saneaqua Mairinque	4,090	3,560	(193)	723	1,145
Attend Ambiental	3,925	3,084	-	841	3,195
Aquapolo Ambiental	12,340	11,651	-	689	(4,569)
Paulista Geradora de Energia	8,469	8,509	-	(40)	(114)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

Company	Investments		Dividends distributed	Equity in the earnings of subsidiaries		Interest percentage
	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015

Sesamm	13,391	11,633	(1,338)	3,096	2,190	36%	36%
Águas de Andradina	4,849	4,558	(241)	532	711	30%	30%
Águas de Castilho	1,112	1,035	(112)	189	232	30%	30%
Saneaqua Mairinque	1,227	1,068	(58)	217	344	30%	30%
Attend Ambiental	1,766	1,388	-	378	1,388	45%	45%
Aquapolo Ambiental	6,047	5,709	-	338	(2,239)	49%	49%
Paulista Geradora de Energia	2,117	2,127	-	(10)	(29)	25%	25%
Total	30,509	27,518	(1,749)	4,740	2,597
Other investments	587	587
Overall total	31,096	28,105

13           Investment properties

As of December 31, 2016, the balance of “Investment properties” is R$57,968 (December 31, 2015 – R$56,957).  As of December 31, 2016 and 2015, the market value of these properties is approximately R$404,000 and R$392,000, respectively.

	December 31, 2015	Transfers	Write-offs and disposals	Reversal of estimated losses	Depreciation	December 31, 2016

Investment properties	56,957	1,231	(124)	10	(106)	57,968
Total	56,957	1,231	(124)	10	(106)	57,968

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

	December 31, 2014	Transfers	Write-offs and disposals	Depreciation	December 31, 2015

Investment properties	54,039	9,182	(5,859)	(405)	56,957
Total	54,039	9,182	(5,859)	(405)	56,957

14           Intangible assets

(a)      Balance sheet detail

	December 31, 2016			December 31, 2015
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
Intangible right arising from:
Agreements – equity value	9,222,543	(1,739,588)	7,482,955	8,862,581	(1,574,951)	7,287,630
Agreements – economic value	1,925,361	(543,709)	1,381,652	1,819,219	(466,199)	1,353,020
Program contracts	9,209,367	(2,633,346)	6,576,021	8,660,552	(2,371,977)	6,288,575
Program contracts – commitments	991,848	(168,632)	823,216	986,086	(135,556)	850,530
Services contracts – São Paulo	17,457,658	(2,904,951)	14,552,707	14,767,591	(2,400,574)	12,367,017
Software license	575,494	(145,257)	430,237	474,294	(107,440)	366,854
Total	39,382,271	(8,135,483)	31,246,788	35,570,323	(7,056,697)	28,513,626

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

(b)      Changes

	December 31, 2015	Additions	Contract renewal	Estimated losses	Transfers	Write-offs and disposals	Amortization	December 31, 2016
Intangible right arising from:
Agreements – equity value	7,287,630	391,545	(9,587)	(1,335)	1,014	(6,233)	(180,079)	7,482,955
Agreements – economic value	1,353,020	106,307	-	(8)	6	(110)	(77,563)	1,381,652
Program contracts	6,288,575	553,126	9,587	(4,360)	2,023	(5,571)	(267,359)	6,576,021
Program contracts – commitments	850,530	5,762	-	-	-	-	(33,076)	823,216
Services contracts – São Paulo	12,367,017	2,697,724	-	(4,495)	9,696	(2,894)	(514,341)	14,552,707
Software license	366,854	101,367	-	-	(167)	-	(37,817)	430,237
Total	28,513,626	3,855,831	-	(10,198)	12,572	(14,808)	(1,110,235)	31,246,788

	December 31, 2014	Additions	Contract renewal	Reversal of estimated losses	Transfers	Write-offs and disposals	Amortization	December 31, 2015
Intangible right arising from:
Agreements – equity value	7,369,271	574,421	(463,362)	747	(324)	(4,303)	(188,820)	7,287,630
Agreements – economic value	1,281,260	140,732	-	-	(17)	(139)	(68,816)	1,353,020
Program contracts	5,379,153	663,399	463,362	4,459	(752)	(11,045)	(210,001)	6,288,575
Program contracts – commitments	702,909	177,424	-	-	-	-	(29,803)	850,530
Services contracts – São Paulo	10,986,386	1,900,218	-	18,879	(4,997)	(30,321)	(503,148)	12,367,017
Software license	260,547	148,248	-	-	-	-	(41,941)	366,854
Total	25,979,526	3,604,442	-	24,085	(6,090)	(45,808)	(1,042,529)	28,513,626

In 2016, the Company started operations with the municipalities of Iperó, Tarumã and Santa Isabel for a 30-year term and, in February 2017, it started operations in the municipality of Santa Branca.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

(c)      Construction services

	2016
	Water supply	Sewage services	Total
Construction revenue	2,564,769	1,168,108	3,732,877
Construction cost incurred	2,508,022	1,143,342	3,651,364
Margin	56,747	24,766	81,513

	2015
	Water supply	Sewage services	Total
Construction revenue	2,090,012	1,246,704	3,336,716
Construction cost incurred	2,044,606	1,219,202	3,263,808
Margin	45,406	27,502	72,908

(d)      Intangible arising from concession agreements

The Company operates public service concession agreements for water supply and sewage services mostly based on agreements that set out rights and obligations relative to the exploration of assets related to the public service (See Note 3.8 (a)).  A general obligation also exists to return the concession infrastructure to the concession grantor in good working condition at the end of the concession.

As of December 31, 2016, the Company operated in 366 municipalities in the State of São Paulo (364 as of December 31, 2015).  Most of these contracts have a 30-year concession period.

The services provided by the Company are billed at a price regulated and controlled by São Paulo State Sanitation and Energy Regulatory Agency (ARSESP).

Intangible rights arising on concession agreements include:

(i)     Service concession agreements – equity value

These refer to municipalities assumed until 2006, except for the municipalities assumed by economic value through assets valuation report prepared by independent experts.  The amortization of assets is calculated according to the straight-line method, which considers the assets useful life.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

(ii)           Concession agreements – economic value

From 1999 through 2006, the negotiations for new concessions were conducted on the basis of the economic and financial result of the transaction, determined in a valuation report issued by independent appraisers.

The amount determined in the related contract, after the transaction is closed with the municipal authorities, realized through the subscription of the Company's shares or in cash, is recorded as "concession agreements" and amortized over the period of the related concession (usually 30 years). As of December 31, 2016 and 2015 there were no amounts pending related to these payments to the municipalities.

Intangible assets are amortized on a straight line basis over the period of the concession agreements or for the useful lives of the underlying assets, whichever is shorter.

(iii)     Program contracts

These refer to the renewal of contracts previously referred to as concession agreements whose purpose is to provide sanitation services.  The amortization of the assets acquired until the dates of signatures of the program contracts is calculated according to the straight-line method, which considers the assets’ useful lives.  Assets acquired or built after the signature dates of program contracts are amortized during the contracted period (30 years) or during the useful lives of underlying assets, whichever is shorter.

(iv)     Program contracts - Commitments

After the enactment of the regulatory framework in 2007, renewals of concessions started to be made through of program contracts.  In some of these program contracts, the Company undertook the commitment to financially participate in social and environmental actions.  The assets built and financial commitments assumed within the program contracts are recorded as intangible assets and are amortized by the straight-line method in accordance with the duration of the program contract (mostly, 30 years).

In 2016, amortization expenses related to the commitments of the program contract were R$33,076 (R$29,803 in 2015).

The amounts not yet disbursed related to commitments under the program contracts are recorded in “Program Contracts – Commitments” in current liabilities (in the amount of R$109,042 and R$228,659 as of December 31, 2016 and 2015, respectively) and noncurrent liabilities (in the amount of R$69,051 and R$92,055 as of December 31, 2016 and 2015, respectively).  In 2016, the annual rate of 8.06% was applied (WACC) to calculate the present value adjustment of these contracts.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

(v)     Services agreement with the Municipality of São Paulo

On June 23, 2010, the Company entered into an agreement with the State of São Paulo and the Municipality of São Paulo to regulate the provision of water and sewage services in the city of São Paulo for a 30-year period, which is extendable for an another 30-year period.

Also on June 23, 2010, an agreement was signed between the state and municipal government, and SABESP and the Sanitation and Energy Regulatory Agency of the State of São Paulo (“ARSESP”) are the consenting and intervening parties, whose main aspects are the following:

1. The State and the Municipality of São Paulo grant to SABESP the right to explore the sanitation service in the capital of the State of São Paulo, which consists of the obligation to provide such service and charge the respective tariff for this service;

2. The State and the Municipality sets forth ARSESP as the agency responsible for regulating the tariff, controlling and monitoring the services.

3. The evaluation model of the contract was the discounted cash flow, which considered the financial and economic sustainability of SABESP’s operations in the metropolitan region of São Paulo;

4. All operating costs, taxes, investments and the opportunity cost of investors and the creditors of SABESP’s were considered in the cash flow analysis;

5. The agreement provides for investments established in the agreement comply with the minimum of 13% of the gross revenue from the municipality of São Paulo, net of  the  taxes  on  revenues.   Investment  plans referring to SABESP’s execution shall be compatible with the activities and programs foreseen in the state, municipal sanitation plans, and where applicable, the metropolitan plan.  The investment  plan  is not  definite and will be revised by Managing Committee every four years, especially as to investments to be made in the following period;

6. The payment related to the Municipal Fund of Environmental Sanitation and Infrastructure to be applied in the sanitation service within the municipality must be recovered through the tariffs charges.  Such payment represents 7.5% of the total revenue from the municipality of São Paulo, net of the taxes on revenue and delinquency in  the period, recognized in profit or loss, as operating  cost;

7. The opportunity cost of the investors and the creditors was established by the Weighted Average Cost of Capital (WACC) methodology.  The WACC was the interest rate used to discount the cash flow of the operation; and

8. The agreement considers the recovery of net assets in operation, preferably evaluated through equity valuation or carrying amount monetarily restated, as defined by ARSESP.  In addition, the agreement provides for the remuneration of investments to be made by SABESP, so that there is no residual value at the end of the agreement.

Referring to the recovery through tariff, mentioned in item 6 above, of transfer to the Municipal Fund of Environmental Sanitation and Infrastructure, ARSESP issued in April 2013, the Resolution no. 413, postponing the application of Resolution no. 407 until the conclusion of the tariff revision process, the transfer to the bill of services of amounts referring to the municipal charges which were stipulated in Resolution no. 407. The postponement to apply Resolution no. 407 was due to a request by the São Paulo State Government to analyze, among other things, methods to reduce the impact on consumers.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

On April 18, 2014, ARSESP Resolution no. 484 was published with the final results of SABESP’s Tariff Revision, however, both the São Paulo Municipal Government, through Official Letter no. 1,309/14-SGM/GAB and the São Paulo State Government through a petition filed by the São Paulo State Office, through the Official Letter ATG/Official Letter no. 092/14-CC, requested a postponement of the effects of ARSESP Resolution no. 413, published in the São Paulo State Official Gazette on March 20, 2013, until the conclusion of the revision of the Agreement entered into between the São Paulo Municipal Government, the São Paulo Statement Government and SABESP.

By means of Resolution 488 of May 7, 2014, ARSESP maintained the suspension of the effectiveness of ARSESP Resolution 407, published on March 22, 2013, until the results obtained in the revision of the Agreement entered into by the São Paulo Municipal Government, the São Paulo State Government and SABESP postponing authorization for the transfer to the bill of the services related to the legally established municipal fees that, by force of the Program Agreements and Water Supply and Sewage Services Agreements, should be included in the Tariff Revision.

The agreement represents 55.46% of the total revenue of the Company as of December 31, 2016, and ensures the judicial and assets security, adequate return to shareholders and quality services to its customers.

The municipality of São Paulo and the Company did not conclude an agreement to equalize financial pending issues existing until the signature date of the Agreement related to the rendering of water supply and sewage collection services to the real properties of the municipality, reason that, the Company filed a suit to collect these accounts, which are accrued for losses.

(e)      Capitalization of interest and other finance charges

In 2016, the Company capitalized interest and inflation adjustment, including related foreign currency exchange effects in concession intangible assets, totaling R$700,743, including the São Lourenço Production System and Leases (R$466,544 in 2015) during the construction period.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

(f)       Construction margin

The Company acts as a primary responsible to construct and install the infrastructure related to the concession, using own efforts or hiring outsourcing services, receiving the risks and benefits.

As a consequence, the Company recognizes revenue from construction service corresponding to the cost of construction increased by margin. Generally, the constructions related to the concessions are performed by  third parties, in such case, the margin of the Company  is lower, normally, to cover eventual administration costs, and the responsibility of the primary risk.  In 2016 and 2015 the margin was 2.3%.

Construction margin for 2016 and 2015 was R$81,513 and R$72,908, respectively.

(g)      Expropriations

As a result of the construction of priority projects related to water and sewage systems, the Company was required to expropriate third-parties' properties, and the owners of these properties will be compensated either amicably or through courts.

The costs of these expropriations are recorded as concession intangible assets after the transaction is concluded. In 2016, the total amount related to expropriations was R$40,452 (R$66,801 in 2015).

(h)      Public-Private Partnership - PPP

SABESP carries out operations related to the PPPs mentioned below. These operations and their respective obligations and guarantees are supported by agreements executed according to Law 11,079/04.

Alto Tietê Production System

The Company and the special purpose entity CAB-Sistema Produtor Alto Tietê S/A, formed by Galvão Engenharia S.A. and Companhia Águas do Brasil – Cab Ambiental, signed in June 2008 the contract of public-private- partnership of Alto Tietê production system.

The contract last 15 years which purpose is to expand the capacity of treated water of Taiaçupeba from 10 thousand to 15 thousand of liters per second, whose operation began in October 2011.

As of December 31, 2016 and 2015, the amounts recognized as intangible asset related to PPP were R$382,103 and R$393,275, respectively.  In 2016, a discount rate of 8.20% p.a. was used to calculate the adjustment to present value of the agreement.

On a monthly basis, SABESP assigns funds from tariffs to the SPE CAB Sistema Produtor Alto Tietê S/A, in the amount of R$9,773, corresponding to the monthly remuneration.  This amount is annually adjusted by the IPC – FIPE and is recorded in a restricted account, pursuant to the contractual operating proceeding.  Should SABESP comply with its monthly obligations with the SPE, the funds from the restricted account will be released.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

The guarantee is effective since the beginning of the operation and will be valid until the conclusion, termination, intervention, annulment or caducity of the Administrative Concession, or other extinction events provided for in the Concession Agreement or in the law applicable to administrative concessions, including in the event of bankruptcy or extinction of the SPE.

São Lourenço Production System

SABESP and the special purpose entity Sistema Produtor São Lourenço S/A, composed of Construções e Comércio Camargo Corrêa S/A and Construtora Andrade Gutierrez S/A, in August 2013 signed the public-private partnership agreements of the São Lourenço Production System.

The objective of the contract is: a) the construction of a water producing system, mainly consisting of a water pipeline connecting Ibiúna to Barueri, a water collection station in Ibiúna, a water treatment station in Vargem Grande Paulista and water reservoirs; and b) the provision of services for a 25-year term, aiming at rendering services to operate the dehydration system, drying and final disposal of sludge, maintenance and works of the São Lourenço Production System.  Works started in April 2014.

Pursuant to the agreement, the works should end in April 2018. However, since these are essential works to guarantee water security, the Company has been making efforts to finish them by the end of 2017.

The estimated amount monetarily restated through December 31, 2016 is approximately R$7.9 billion.  This amount was calculated considering the early startup mentioned above.

After the beginning of the operations, every month SABESP will transfer to the SPE Sistema Produtor São Lourenço S/A funds from tariffs arising from the services provided, in the amount of R$24.4 million, equivalent to the monthly remuneration plus interest and charges.  The amount above will be annually restated by the IPC - FIPE and should be monthly recorded in a restricted account, in accordance with the operating procedures of the agreements.  Should SABESP perform its monthly obligations with the SPE, the funds from the restricted account will be released.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

The guarantee will become effective as of the beginning of the system’s appropriate operation, duly accepted by SABESP, valid until the occurrence of any of the following events, whichever occurs first:  (i) the original payment date of the last installment of interest / amortization of the principal taken out by the SPE to execute the works; (ii) the end, termination, intervention, annulment, caducity of the Administrative Concession, or other extinction events provided for in the Concession Agreement or in the law applicable to administrative concessions, including bankruptcy or extinction of the SPE.

As of December 31, 2016 and 2015, the carrying amount recorded in the Company’s intangible assets, related to this PPP, amounted to R$1,951,538 and R$699,335, respectively.  Intangible assets are accounted for based on the physical evolution of the works which, as of December 31, 2016, was approximately 64%, with a counter-entry in the Private Public Partnership (PPP) liabilities account.  In 2016, a discount rate of 7.80% p.a. was used to calculate the adjustment to present value of the agreement.

The obligations assumed by the Company as of December 31, 2016 and 2015 are shown in the table below, and the increase in liabilities was mainly due to the progress of PPP São Lourenço works in 2016.

	December 31, 2016			December 31, 2015
	Current liabilities	Noncurrent liabilities	Current liabilities	Noncurrent liabilities	Current liabilities	Noncurrent liabilities

Alto Tietê	31,898	309,858	341,756	33,255	319,076	352,331
São Lourenço	-	1,907,662	1,907,662	-	682,702	682,702

Total	31,898	2,217,520	2,249,418	33,255	1,001,778	1,035,033

(i)       Works in progress

The amount of R$9,156 million is recorded under intangible assets as works in progress as of December 31, 2016 (R$6,596 million as of December 31, 2015), and, in 2016, the major projects are located in the municipalities of São Paulo, Praia Grande and Franca, totaling R$5,693 million (including R$1,952 million from PPP São Lourenço), R$257 million and R$234 million, respectively.

(j)       Amortization of intangible assets

The amortization average rate totaled 3.9% as of December 31, 2016 and 2015.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

(k)      Software license of use

The software license of use is capitalized based on the costs incurred to acquire software and make them ready for use. The project to implement an integrated business management solution (ERP system), which includes the administrative/financial module and the commercial module, is in progress. The administrative/financial module is expected to begin operations in April 2017.

15           Property, plant and equipment

(a)      Balance sheet detail

	December 31, 2016			December 31, 2015
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Land	92,494	-	92,494	102,708	-	102,708
Buildings	77,548	(34,286)	43,262	79,257	(33,366)	45,891
Equipment	338,696	(189,556)	149,140	326,598	(164,380)	162,218
Transportation equipment	11,141	(6,610)	4,531	12,169	(6,477)	5,692
Furniture and fixtures	23,633	(11,647)	11,986	18,664	(10,246)	8,418
Other	1,181	(211)	970	435	(286)	149
Total	544,693	(242,310)	302,383	539,831	(214,755)	325,076

(b)      Changes

	December 31, 2015	Additions	Transfers	Write-offs and disposals	Depreciation	December 31, 2016
Land	102,708	-	(10,214)	-	-	92,494
Buildings	45,891	-	(911)	(45)	(1,673)	43,262
Equipment	162,218	26,061	(6,380)	(181)	(32,578)	149,140
Transportation equipment	5,692	214	(556)	-	(819)	4,531
Furniture and fixtures	8,418	511	4,258	(10)	(1,191)	11,986
Other	149	845	-	-	(24)	970
Total	325,076	27,631	(13,803)	(236)	(36,285)	302,383

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

	December 31, 2014	Additions	Transfers	Write-offs and disposals	Depreciation	December 31, 2015
Land	100,533	1,032	1,143	-	-	102,708
Buildings	42,515	1,383	3,347	-	(1,354)	45,891
Equipment	146,922	51,610	(8,123)	(340)	(27,851)	162,218
Transportation equipment	7,613	135	(1,109)	(10)	(937)	5,692
Furniture and fixtures	7,124	634	1,629	(23)	(946)	8,418
Other	138	-	21	-	(10)	149
Total	304,845	54,794	(3,092)	(373)	(31,098)	325,076

(c)      Depreciation

The Company annually revises the depreciation rates of: buildings – 2.3%; equipment- 15.4%; transportation equipment - 10% and furniture, fixture and equipment – 7.0%.  Lands are not depreciated.

The depreciation average rate was 10.9% and 11.5%, on December 31, 2016 and 2015, respectively.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

16           Borrowings and financing

Borrowings and financing outstanding balance	December 31, 2016			December 31, 2015
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
Local currency
10th issue debentures	40,967	120,343	161,310	39,619	155,815	195,434
12th issue debentures	45,450	340,165	385,615	45,450	385,667	431,117
14th issue debentures	39,802	178,571	218,373	38,519	210,961	249,480
15th issue debentures	97,692	672,657	770,349	94,819	728,529	823,348
17th issue debentures	140,144	904,094	1,044,238	140,144	997,259	1,137,403
18th issue debentures	32,436	223,840	256,276	3,167	247,683	250,850
19th issue debentures	199,461	-	199,461	-	498,587	498,587
20th issue debentures	-	495,533	495,533	-	494,500	494,500
Brazilian Federal Savings Bank	59,199	1,088,160	1,147,359	49,491	1,014,850	1,064,341
Brazilian Development Bank - BNDES BAIXADA SANTISTA	16,603	33,207	49,810	16,368	49,104	65,472
Brazilian Development Bank - BNDES PAC	10,987	60,293	71,280	10,329	66,984	77,313
Brazilian Development Bank - BNDES PAC II 9751	4,288	27,007	31,295	4,264	31,206	35,470
Brazilian Development Bank - BNDES PAC II 9752	2,341	21,659	24,000	2,308	23,660	25,968
Brazilian Development Bank - BNDES ONDA LIMPA	23,219	168,083	191,302	22,347	184,082	206,429
Brazilian Development Bank - BNDES TIETÊ III	30,054	307,862	337,916	17,725	265,663	283,388
Brazilian Development Bank - BNDES 2015	-	233,967	233,967	-	-	-
Leases	14,914	537,602	552,516	11,955	522,940	534,895
Other	746	10,829	11,575	649	1,270	1,919
Interest and charges	121,605	-	121,605	127,862	-	127,862
Total in local currency	879,908	5,423,872	6,303,780	625,016	5,878,760	6,503,776

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

Borrowings and financing outstanding balance	December 31, 2016			December 31, 2015
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
Foreign currency
Inter-American Development Bank - BID 713 – US$25,097 thousand (US$50,195 thousand in December 2015)	81,794	-	81,794	98,001	98,001	196,002
Inter-American Development Bank - BID 896 – (US$2,778 thousand in December 2015)	-	-	-	10,848	-	10,848
Inter-American Development Bank - BID 1212 – US$92,503 thousand (US$102,781 thousand in December 2015)	33,499	267,979	301,478	40,134	361,204	401,338
Inter-American Development Bank - BID 2202 – US$438,071 thousand (US$405,072 thousand in December 2015)	75,143	1,339,803	1,414,946	-	1,572,181	1,572,181
International Bank of Reconstruction and Development -BIRD – US$79,946 thousand (US$61,158 thousand in December 2015)	-	260,224	260,224	-	238,464	238,464
Deutsche Bank – US$150,000	-	480,244	480,244	-	-	-
Eurobonds – (US$140,000 thousand in December 2015)	-	-	-	546,570	-	546,570
Eurobonds – US$350,000 thousand (US$350,000 thousand in December 2015)	-	1,137,395	1,137,395	-	1,362,570	1,362,570
JICA 15 – ¥14,981,590 thousand (¥16,134,020 thousand in December 2015)	32,175	386,111	418,286	37,373	485,853	523,226
JICA 18 – ¥13,470,080 thousand (¥14,506,240 thousand in December 2015)	28,930	346,889	375,819	33,603	436,548	470,151
JICA 17 – ¥1,596,251 thousand (¥ 1,565,564 thousand in December 2015)	1,205	42,675	43,880	-	50,201	50,201
JICA 19 – ¥27,596,009 thousand (¥21,701,103 thousand in December 2015)	-	768,463	768,463	-	701,978	701,978
BID 1983AB – US$106,346 thousand (US$130,289 thousand in December 2015)	78,030	263,921	341,951	93,490	409,578	503,068
Interest and charges	35,883	-	35,883	41,227	-	41,227
Total in foreign currency	366,659	5,293,704	5,660,363	901,246	5,716,578	6,617,824

Total borrowings and financing	1,246,567	10,717,576	11,964,143	1,526,262	11,595,338	13,121,600

Exchange rate as of December 31, 2016: US$3.2591; ¥0.02792 (as of December 31, 2015: US$3.9048; ¥0.03243).

As of December 31, 2016, the Company did not record balances of borrowings and financing raised during the year to mature within 12 months.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

Local currency	Guarantees	Maturity	Annual interest rates	Inflation adjustment

10th issue debentures	Own funds	2020	TJLP +1.92% (Series 1 and 3) and 9.53% (Series 2)	IPCA (Series 2)
12th issue debentures	Own funds	2025	TR + 9.5%
14th issue debentures	Own funds	2022	TJLP +1.92% (Series 1 and 3) and 9.19% (Series 2)	IPCA (Series 2)
15th issue debentures	Own funds	2019	CDI + 0.99% (Series 1) and 6.2% (Series 2)	IPCA (Series 2)
17th issue debentures	Own funds	2023	CDI +0.75 (Series 1) and 4.5% (Series 2) and4.75% (Series 3)	IPCA (Series 2 and 3)
18th issue debentures	Own funds	2024	TJLP 1.92% (Series 1 and 3) and 8.25% (Series 2)	IPCA (Series 2)
19th issue debentures	Own funds	2017	CDI + 0.80% to 1.08%
20th issue debentures	Own funds	2019	CDI + 3.80%
Brazilian Federal Savings Bank	Own funds	2017/2038	5% to 9.5%	TR
Brazilian Development Bank - BNDES BAIXADA SANTISTA	Own funds	2019	2.5%+TJLP
Brazilian Development Bank - BNDES PAC	Own funds	2023	2.15%+TJLP
Brazilian Development Bank - BNDES PAC II 9751	Own funds	2027	1.72%+TJLP
Brazilian Development Bank - BNDES PAC II 9752	Own funds	2027	1.72%+TJLP
Brazilian Development Bank - BNDES ONDA LIMPA	Own funds	2025	1.92%+TJLP
Brazilian Development Bank - BNDES TIETÊ III	Own funds	2028	1.66%+TJLP
Brazilian Development Bank - BNDES 2015	Own funds	2035	2.5%+TJLP
Leases		2035	7.73% to 10.12%	IPC
Other	Own funds	2018/2025	12% (Presidente Prudente) and TJLP + 1.66% (FINEP)	TR

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

Foreign currency	Guarantees	Maturity	Annual interest rates	Exchange rate changes

Inter-American Development Bank - BID 713 – US$25,097 thousand	Government	2017	4.92% (*)	US$
Inter-American Development Bank - BID 1212 - US$92,503 thousand	Government	2025	2.68% (*)	US$
Inter-American Development Bank - BID 2202 - US$438,071 thousand	Government	2035	2.14% (*)	US$
International Bank for Reconstruction and Development - BIRD US$79,946 thousand	Government	2034	1.46% (*)	US$
Deutsche Bank US$150,000 thousand	-	2019	Libor+4.50%(*)	US$
Eurobonds – US$350,000 thousand	-	2020	6.25%	US$
JICA 15 – ¥14,981,590 thousand	Government	2029	1.8% and 2.5%	Yen
JICA 18 – ¥13,470,080 thousand	Government	2029	1.8% and 2.5%	Yen
JICA 17– ¥1,596,251 thousand	Government	2035	1.2% and 0.01%	Yen
JICA 19– ¥27,596,009 thousand	Government	2037	1.7% and 0.01%	Yen
BID 1983AB – US$106,346 thousand	-	2023	Libor + 1.88% to 2.38% (*)	US$

               (*)Rates comprising LIBOR + contractually defined spread.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

(i)  Payment schedule – accounting balances as of December 31, 2016

	2017	2018	2019	2020	2021	2022	2023 to 2038	TOTAL
LOCAL CURRENCY
Debentures	595,952	889,446	1,001,491	416,885	197,109	176,668	253,604	3,531,155
Brazilian Federal Savings Bank	59,199	63,465	65,376	67,607	71,067	74,810	745,835	1,147,359
BNDES	87,492	93,280	101,383	83,450	83,007	83,007	407,951	939,570
Leasing	14,914	39,086	29,074	30,619	32,298	34,124	372,401	552,516
Other	746	1,453	1,356	1,356	1,356	1,356	3,952	11,575
Interest and charges	121,605	-	-	-	-	-	-	121,605
TOTAL IN LOCAL CURRENCY	879,908	1,086,730	1,198,680	599,917	384,837	369,965	1,783,743	6,303,780
FOREIGN CURRENCY
BID	190,436	108,640	108,640	108,640	108,640	108,640	1,064,582	1,798,218
BIRD	-	-	8,676	17,353	17,353	17,353	199,489	260,224
Deutsche Bank	-	240,122	240,122	-	-	-	-	480,244
Eurobonds	-	-	-	1,137,395	-	-	-	1,137,395
JICA	62,310	63,514	105,162	105,162	105,162	105,162	1,059,976	1,606,448
BID 1983AB	78,030	77,417	57,661	55,852	25,070	25,070	22,851	341,951
Interest and charges	35,883	-	-	-	-	-	-	35,883
TOTAL IN FOREIGN CURRENCY	366,659	489,693	520,261	1,424,402	256,225	256,225	2,346,898	5,660,363
Overall Total	1,246,567	1,576,423	1,718,941	2,024,319	641,062	626,190	4,130,641	11,964,143

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

(a)         Debentures

Balance as of December 31, 2016 is stated net of borrowings costs in the amount of R$8,163 (R$11,514 as of December 31, 2015), which will be amortized during the same maturity period of each contract.

(i)        Main events

The Company’s amortizations totaled R$663,466 in 2016, mainly referring to:

- 19th issue, partial amortization of the outstanding debentures, upon payment of 60% of the nominal unit value of the debentures, totaling R$300,000;

- 15th issue series 1, amortization of the first installment of the debentures, totaling R$94,819;

- 17th issue series 1, amortization of the first installment of the debentures, totaling R$140,144.

(ii)      Covenants

For the outstanding contracts, the Company has the following restrictive clauses “covenants”:

Applicable to the 10th issue, 14th issue and 18th issue:

Financial covenants applicable to the financing agreements entered into with the BNDES, except for agreement no. 08.2.0169.1 (PAC):

The financing agreements entered into with the BNDES specify two ranges in which the Company needs to maintain its Adjusted EBITDA / Adjusted Financial Expenses, Adjusted Net Debt / Adjusted EBITDA, and Other Onerous Debt / Adjusted EBITDA ratios.

These agreements also specify a guarantee mechanism in which the Company needs to ensure that a portion of the monthly receivables amount is daily recorded in a fiduciary account linked to the BNDES. In this process, every day, after the BNDES notifies the depositary bank that the Company is not in default, this portion of the monthly receivables amount is transferred to a Company current account.

The renegotiated/amended covenants are:

A.   Maintenance of the following ratios, quarterly calculated and related to accrued amounts over the last 12 months, upon the disclosure of reviewed interim financial statements or audited annual financial statements entails the need to record R$218 million per month in a fiduciary account linked to the BNDES:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

•       Adjusted EBITDA / Adjusted financial expenses equal to or higher than 3.50;

•       Adjusted net debt / Adjusted EBITDA equal to or lower than 3.00;

•       Other onerous debt (*) / Adjusted EBITDA equal to or lower than 1.00.

(*)“Other Onerous Debts” correspond to the sum of social security liabilities, health care plan, installment payment of tax debts and installment payment of debts with the Electricity supplier.

B.   In case of failure to comply with one or more ratios specified in item A, in two or more quarters, consecutive or not, within twelve months, the Company will be failing to comply with the first range of ratios and the portion of the monthly receivables to be recorded in a fiduciary account linked to the BNDES will be automatically increased by 20%, if the ratios are maintained in the following range:

•       Adjusted EBITDA / Adjusted financial expenses lower than 3.50 and equal to or higher than 2.80;

•       Adjusted net debt / adjusted EBITDA equal to or lower than 3.80 and higher than 3.00;

•       Other onerous debt / Adjusted EBITDA equal to or lower than 1.30 and higher than 1.00.

C.    The failure to achieve one or more than one ratio stipulated in item B, and/or the Company does not comply with the automatic reinforcement of guarantee under the terms of item B, the Company will be failing to comply with the covenant terms and the BNDES may, at its sole discretion:

•       require the creation of additional guarantees, within term to be defined by it through notice;

•       suspend the release of funds; and/or

•       declare the early maturity of the Financing Agreements and/or the Commitment Agreements for the Subscription of Debentures in Private Issues and Other Covenants.

As of December 31, 2016, the amount of R$218 million was guaranteed for the agreements above (excluding the guarantee of agreement 08.2.0169.1).

Financial covenants applicable to financing agreement no. 08.2.0169.1 entered into with the BNDES:

•       Adjusted EBITDA / adjusted net operating revenue: equal to or higher than 38%;

•       Adjusted EBITDA /adjusted financial expenses: equal to or higher than 2.35;

•       Adjusted net debt / adjusted EBITDA: equal to or lower than 3.20.

The BNDES will annually verify if the ratios have been complied with by analyzing the annual audited financial statements, which must be presented to the BNDES or published by April 30 of the subsequent year referring to the financial statements.  If the Company complies, cumulatively, with the ratios above, the BNDES will reduce the interest stipulated in the agreement from 2.15% p.a. to 1.82% p.a., from June 16 of the year when the analysis is carried out to June 15 of the subsequent year.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

The agreements also have a cross default clause, i.e., the early maturity of any of the Company’s debts, the amount of which may anyhow compromise the settlement of its obligations provided for in the Indenture deed shall imply the early maturity of such agreement.

Applicable to the 12th issue:

Calculated every quarter upon the disclosure of interim or annual financial statements:

- Adjusted current ratio (current assets divided by current liabilities, excluding from current liabilities the current portion of noncurrent debts incurred by the Company that are recorded in current liabilities) higher than 1.0;

- EBITDA to paid financial expenses ratio equal to or higher than 1.5;

- Disposal of operating assets, extinguishment of license, loss of concession or loss of Issuer’s capacity to execute and operate the basic sanitation public utilities in areas of the State of São Paulo territory, which considered individually or jointly during the deed’s effectiveness, result in a reduction of net sales revenue and/or services revenue of the Issuer exceeding twenty-five percent (25%).  The limit established above will be calculated quarterly, taking into account the Issuer’s operating income for the twelve (12) months preceding the end of each quarter and applying the financial information disclosed by the Issuer; and

Noncompliance with these obligations only will be characterized when verified in its interim financial statements, during at least, two consecutive quarters, or also two nonconsecutive quarters within a twelve-month period.

In case of noncompliance with the covenants, the trustee should call an extraordinary debenture holders' meeting within 48 hours from the acknowledgement of the noncompliance to resolve on the declaration of early maturity of the debentures.

This issue has an early maturity clause, in case there is a downgrade, by more than two levels, of the “brAA-” risk rating in national scale originally attributed to this issue’s Debentures by the Rating Agency, always taking into consideration the Standard & Poor’s rating table. As of December 31, 2016, SABESP’s rate was “brA+”.

The agreement also has a cross default clause, i.e. the early maturity of any of the Company’s debts, equal to or exceeding R$50 million, adjusted by IPCA variation as of the issue date, due to contractual default, the amount of which may anyhow compromise the settlement of the Company’s monetary obligations arising from the Issue, shall imply the early maturity of this agreement.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

Applicable to the 15th issue, 17th issue, 19th issue and 20th issue:

Calculated every quarter upon the disclosure of interim or annual financial statements:

- Adjusted total Debt/Ebitda: lower than or equal to  3.65;

- EBITDA/ paid financial expenses: equal to or higher than  1.5;

- Disposal of operating assets, extinguishment of license, loss of concession or loss of Issuer’s capacity to execute and operate the basic sanitation public utilities in areas of the State of São Paulo territory, which considered individually or jointly during the deed’s effectiveness, result in a reduction of net sales revenue and/or services revenue of the Issuer exceeding twenty-five percent (25%).  The limit established above will be calculated quarterly, taking into account the Issuer’s operating income for the twelve (12) months preceding the end of each quarter and applying the financial information disclosed by the Issuer; and

Non-compliance with the covenant clauses, during, at least, two consecutive quarters, or also two nonconsecutive quarters within a twelve-month period shall result in the early maturity of the agreement.

The agreements have a cross acceleration clause, i.e., the early maturity of any of the Company’s debts, equal to or exceeding R$90 million (for the 19th and 20th issues, amount equal to or exceeding R$120 million), adjusted by IPCA variation as of the issue date, due to contractual default, the amount of which may compromise the settlement of the Company’s monetary obligations arising from the Issue, will result in the early maturity of these agreements.

(b)      Brazilian Federal Savings Bank - CEF

(i)        Main events

Funding totaled R$113,310 in 2016, mainly related to the agreements in progress of the Growth Acceleration Program (PAC).

In 2016, amortization totaled R$52,315.

The guarantee for financing agreements entered into with the Brazilian Federal Savings Bank is the recognition of a portion of tariffs in an account for this purpose with the Brazilian Federal Savings Bank, which should maintain a flow equal to or at least three times the amount of the monthly charges, during the grace period, based on interest, the management fee and the credit risk rate and, during the amortization phase, based on the principal, interest, the management fee and the credit risk rate. Additionally, the Company maintains a reserve account, linked to financing agreements, in the Brazilian Federal Savings Bank, which is maintained during the entire term the agreements, where an amount is accrued equivalent to a monthly charge, composed of, during the grace period, interest, the management fee and the credit risk rate and, during the amortization phase, of the principal, interest, the management fee and the credit risk rate.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

(ii)    Covenants

The agreements have a cross default clause, i.e., the early maturity of any of the Company’s debts, due to contractual default, the occurrence of which may anyhow compromise the settlement of its monetary obligations deriving from these contracts shall imply the early maturity.

For the outstanding contracts, formalized between May 28, 2007 and March 13, 2013, the Company has the following restrictive clauses  “covenants”:

AMD – Performance Improvement Agreement (*)

The agreements in effect, entered into with the Brazilian Federal Savings Bank and the BNDES (Baixada Santista, PAC, Onda Limpa, PAC II 9751 and PAC II 9752), whose proceeds were obtained through a selection process of the Ministry of Cities, contracted between May 28, 2007 and March 13, 2013, are subject to the financial commitments established in the AMD, calculated upon disclosure of the annual financial statements, as follows:

According to the Normative Ruling no. 05 of January 22, 2008, the agreements which are purpose of investment funds, having as source of fund, the Government Severance Indemnity Fund for Employees (“FGTS”) or Worker Support Fund (“FAT”), which go through a selection process of the Ministry of Cities, shall maintain a valid Performance Improvement Agreement (“AMD”) with financial and operational ratios targets, yearly projected for the following 5 years, based on the average of the last two years.

The Performance Improvement Agreement, dated May 28, 2007 and amended in August 2012, was signed between SABESP and the federal government and Federal Savings Banks and BNDES as intervening parties.  According to this agreement, the Company shall comply with, at least, four of eight operational and financial ratios, stipulated for the period between 2012 and 2016.  If the Company fail to comply with five of these ratios, the Federal Savings Bank and BNDES may suspend the disbursements and the Company would be prevented from executing any other credit facility agreement with these institutions, until new targets are negotiated.  The possibility of renegotiating the targets, if necessary, is foreseen.

On March 14, 2013, through the Normative Ruling no. 06, the Ministry of Cities revoked the Normative Instruction no. 05 of January 22, 2008, which regulates the Performance Improvement Agreement.  Pursuant to Article 2 of the Normative Instruction no. 06, the AMDs signed until March 13, 2013 shall remain valid until the expiration date of their related effectiveness period, not being necessary to execute or renegotiate the AMD in new contracts.

(c) BNDES

Balance as of December 31, 2016 is stated net of borrowings costs in the amount of R$3,517 (R$920 on December 31, 2015), which will be amortized during the same maturity period of each contract.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

(i)        Main events

In May 2016 and December 2016, the Company funded R$80,000 and R$155,000, respectively, corresponding to a portion of agreement 15.2.0313.1, totaling R$747,450. The proceeds from BNDES 2015 will be allocated to support the interconnection of the Jaguari dam (located in the Paraíba do Sul River basin) with the Atibainha dam (located in the PJC basin).

In 2016, funding from current contracts totaled R$70,000, mainly referring to the BNDES TIETÊ III agreement.

In 2016, amortization totaled R$76,469.

Loans are collateralized by part of revenues from the provision of water and sewage services, up to the total amount of the outstanding balance.

(ii)      Covenants

The agreements entered into with the BNDES have standardized financial covenants, as described in item (a), (ii), covenants applicable to the 10th issue, 14th  issue and 18th  issue, of this Note.

Operating covenants applicable to Baixada Santista, PAC, Onda Limpa and PAC II 9751, PAC II 9752:

AMD – Performance Improvement Agreement (*)

(*) See item (b), (ii) of this note.

(d)      Leasing

The Company has lease agreements signed as Assets Lease.  During the construction period, works are capitalized to intangible assets in progress and the lease amount is recorded at the same proportion.  Works are estimated to be concluded in 2018.

After startup, the lease payment period starts (240 monthly installments), whose amount is periodically restated by contracted price index.

(e)      Eurobonds

Balance as of December 31, 2016 is net of borrowing costs in the amount of R$3,290 (R$4,212 as of December 31, 2015), which will be amortized during the same maturity period of the contract.

(i)    Main events

In November 2016, the Company paid the last installment of the principal and interest of the Eurobond 2016 issue, in the amount of R$ 454,168.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

(ii) Covenants

For the outstanding contracts, the Company has the following restrictive clauses “covenants”:

Calculated every quarter upon the disclosure of interim or annual financial statements:

Restrict the funding of new debts so that:

-   Adjusted total debt to EBITDA does not exceed 3.65;

-   The Company's debt service coverage ratio, determined at the end of each quarter,  shall  not  be  lower than 2.35.

Noncompliance with covenants will accelerate the maturity of the agreement.

The agreement has a cross default clause, i.e., the early maturity of any indebtedness in view of the Company’s loans or any of its Subsidiaries (*) with a total principal amount of US$ 25,000,000.00 or more (or its corresponding amount in other currencies) shall imply this agreement’s early maturity.

(*) As per agreement, subsidiary is: “the company, partnership or another entity from which over 50% of its voting shares are directly or indirectly owned or controlled by any Person or one or other Person’s Subsidiaries, or their combination”.

(f)      Deutsche Bank US$150 million

As of October 26, 2016, the Company funded a US$150 million loan, corresponding to R$469,020, with a three-year maturity, at an interest rate corresponding to three-month LIBOR plus 4.50% per year. Interest will be paid on a quarterly basis and amortization will occur in semi-annual installments as of the 18th month. The proceeds were used to settle 2016 Eurobonds, totaling US$140 million, and other debts due in 2016.

As of December 31, 2016. balance is stated net of borrowings costs in the amount of R$8,621, which will be amortized during the maturity period of the contract.

(i)    Covenants

The agreement has the following restrictive clauses “covenants”:

Calculated every quarter upon the disclosure of interim or annual financial statements:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

-   Adjusted total debt/EBITDA: lower than 3.65;

-   Company's debt service coverage ratio, determined at the end of each quarter,  shall  not  be  lower than 2.35.

Noncompliance with covenants for two quarters, consecutive or not, will accelerate the maturity of the agreement.

The agreement has a “cross acceleration” clause, i.e., in the early maturity of any debt of the Company or any of its subsidiaries, with a total principal or aggregate amount equal to or higher than R$120 million (or its equivalent in another currency), contracted pursuant to the Brazilian law, or with a total principal or aggregate amount equal to or higher than US$50 million (or its equivalent in another currency), in the case of debts governed by the laws of any other jurisdiction other than Brazil, will result in the early maturity of the agreement.

(*) Pursuant to the agreement, a subsidiary means any partnership, corporation, company, association or commercial entity in which SABESP or one or more of its subsidiaries directly or indirectly hold more than 50% of the outstanding common shares with voting rights of its respective capital stock.

(g)      Inter-American Development Bank (BID)

Balance as of December 31, 2016 is net of borrowing costs amounting to R$12,770 (R$9,544 as of December 31, 2015), which will be amortized during the same maturity period of the agreement.

(i)        Main events

In 2016, funding from current contracts totaled R$113,543, referring to BID 2202 and amortizations in the amount of R$133,063, among which, the settlement of the BID 896 agreement.

(ii)      Guarantees

Loans obtained from multilateral agencies and from Government Agencies, such as the BID, BIRD and JICA, are guaranteed by the Federal Government, with a counter-guarantee of the São Paulo State government.

(iii)   Covenants

For the outstanding contracts, the Company has the following restrictive clauses “covenants”:

Calculated every quarter upon the disclosure of interim or annual financial statements:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

-   Loan agreements 713 and 1,212 - Tariffs must: (a) produce revenues sufficient to cover the system's operating expenses, including administrative, operating, maintenance, and depreciation expenses; (b) provide a return on property, plant, and equipment no less than 7%; and (c) during project execution, the balances of current loans must not exceed 8.5% of total equity.

These agreements have an early maturity clause, i.e., in the early maturity will occur in the event the Company’s fail failure to comply with any obligation therewith or any agreements signed with the Bank related to Project finance.

(h)      Japan International Cooperation Agency - JICA

(i)        Relevant funding

Balance as of December 31, 2016 is stated net of borrowing costs amounting to R$2,971 (R$2,646 as of December 31, 2015), which will be amortized during the same maturity period of the contract.

(ii)      Main events

In 2016, funding from current contracts, mainly corresponding to the JICA BZ-19 agreement, in the amount of R$187,825.

In 2016, amortizations totaled R$73,854, referring to JICA BZ-15 and JICA BZ-18 agreements.

For the guarantees assigned, see item g (ii) of this note.

(i)       AB Loan (IADB 1983AB)

The balance stated as of December 31, 2016 is net of borrowing costs amounting to R$4,641 (R$5,684 as of December 31, 2015), which will be amortized during the same maturity period of the contract.

(i)        Main events

In 2016, amortization totaled R$83,247.

(ii)      Covenants

The Company has the following restrictive clauses “covenants”:

Calculated every quarter upon the disclosure of interim or annual financial statements:

- The Company’s ratio of debt service coverage, determined on a consolidated basis, must be higher than or equal to 2.35; and

- Total adjusted debt over Adjusted EBITDA, determined on a consolidated basis, must be lower than 3.65.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

The agreement has an early maturity clause, i.e., in the event of default, the BID may order the early maturity of the loan or part of it.

The agreement also has a “cross default” clause, i.e., in the event of default of any other Company debt with the BID or with third parties (in this case, higher than US$25 million), the BID may order the early maturity of the loan.

(j)       International Bank for Reconstruction and Development - IBRD

Balance as of December 31, 2016 is stated net of borrowing costs amounting to R$328 (R$346 as of December 31, 2015), which will be amortized during the same maturity period of the contract.

(i)        Main events

In 2016, funding totaled R$59,983.

For the guarantees assigned, see item g (ii) of this note.

(k)      Covenants

As of December 31, 2016 and 2015, the Company had met the requirements set forth by its borrowings and financing agreements.

(l) Exchange rate changes

In 2016, the US dollar depreciated 16.5%, from R$3.9048 as of December 31, 2015 to R$3.2591 as of December 31, 2016, reducing debt by R$801,936, while the yen depreciated 13.9%, from R$0.03243 as of December 31, 2015 to R$0.02792 as of December 31, 2016, reducing debt by R$259,974.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

(m)    Borrowings and financing – Credit Limited

Agent	December 31, 2016
(in millions of reais (*))
Brazilian Federal Savings Bank	1,706
Brazilian Development Bank – BNDES	1,743
Inter-American Development Bank – BID	528
Japan International Cooperation Agency – JICA	296
International Bank for Reconstruction and Development – IBRD	65
Other	38
TOTAL	4,376

(*) Brazilian Central Bank’s exchange rate as of December 30, 2016 (US$1.00 = R$3.2591;  ¥1.00 = R$0.02792).

SABESP in order to comply with its Capex plan relies on a fund-raising plan.

Financing resources contracted have specific purposes, which have been released for the execution of their respective investments, according to the progress of the works.

17           Taxes recoverable/payable

(a)         Current assets

	December 31, 2016	December 31, 2015
Recoverable taxes
Income tax and social contribution	32,365	68,978
Withholding income tax (IRRF) on financial investments	7,057	4,914
Other federal taxes	2,961	3,661
Other municipal taxes	250	275
Total	42,633	77,828

The reduction in recoverable taxes is mainly due to decrease in “income tax and social contribution” item, which was offset by Pasep and Cofins payable in the year.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

(b)         Current liabilities

	December 31, 2016	December 31, 2015
Taxes and contributions payable
Cofins and Pasep	49,132	40,505
INSS (Social Security contribution)	35,376	33,836
IRRF (withholding income tax)	62,771	11,126
Other	21,478	21,828
Total	168,757	107,295

18           Deferred taxes and contributions

(a)         Balance sheet detail

	December 31, 2016	December 31, 2015
Deferred income tax assets
Provisions	524,129	480,378
Actuarial gain/loss – G1 Plan	85,044	-
Pension obligations - G1	167,922	256,808
Donations of underlying asset on concession agreements	57,317	53,206
Credit losses	266,757	213,171
Tax losses	-	58,829
Other	151,247	121,550
Total deferred tax assets	1,252,416	1,183,942

Deferred income tax liabilities
Temporary difference on concession of intangible asset	(492,341)	(524,495)
Capitalization of borrowing costs	(374,512)	(309,648)
Profit on supply to governmental entities	(92,365)	(81,055)
Actuarial gain/loss – G1 Plan	-	(33,726)
Construction margin	(91,790)	(94,921)
Borrowing costs	(15,063)	(11,855)
Total deferred tax liabilities	(1,066,071)	(1,055,700)

Deferred tax asset, net	186,345	128,242

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

(b)      Realization

	December 31, 2016	December 31, 2015
Deferred income tax assets
to be realized within 12 months	314,725	277,573
to be realized after one year	937,691	906,369
Total deferred tax assets	1,252,416	1,183,942
Deferred income tax liabilities
to be realized within 12 months	(143,428)	(42,820)
to be realized after one year	(922,643)	(1,012,880)
Total deferred tax liabilities	(1,066,071)	(1,055,700)
Deferred tax asset	186,345	128,242

(c)      Changes

Deferred income tax assets	December 31, 2015	Net change	December 31, 2016
Provisions	480,378	43,751	524,129
Actuarial gain/loss – G1	-	85,044	85,044
Pension obligations - G1	256,808	(88,886)	167,922
Donations of underlying asset on concession agreements	53,206	4,111	57,317
Credit losses	213,171	53,586	266,757
Tax losses	58,829	(58,829)	-
Other	121,550	29,697	151,247
Total	1,183,942	68,474	1,252,416

Deferred income tax liabilities
Temporary difference on concession of intangible asset	(524,495)	32,154	(492,341)
Capitalization of borrowing costs	(309,648)	(64,864)	(374,512)
Profit on supply to governmental entities	(81,055)	(11,310)	(92,365)
Actuarial gain/loss – G1	(33,726)	33,726	-
Construction margin	(94,921)	3,131	(91,790)
Borrowing costs	(11,855)	(3,208)	(15,063)
Total	(1,055,700)	(10,371)	(1,066,071)

Deferred tax asset, net	128,242	58,103	186,345

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

Deferred income tax assets	December 31, 2014	Net change	December 31, 2015
Provisions	524,728	(44,350)	480,378
Pension obligations - G0	85,271	(85,271)	-
Pension obligations - G1	229,266	27,542	256,808
Donations of underlying asset on concession agreements	45,742	7,464	53,206
Credit losses	222,587	(9,416)	213,171
Tax losses	-	58,829	58,829
Other	112,566	8,984	121,550
Total	1,220,160	(36,218)	1,183,942

Deferred income tax liabilities
Temporary difference on concession of intangible asset	(559,411)	34,916	(524,495)
Capitalization of borrowing costs	(253,581)	(56,067)	(309,648)
Profit on supply to governmental entities	(87,092)	6,037	(81,055)
Actuarial gain/loss – G1	(2,514)	(31,212)	(33,726)
Construction margin	(98,772)	3,851	(94,921)
Borrowing costs	(9,312)	(2,543)	(11,855)
Total	(1,010,682)	(45,018)	(1,055,700)

Deferred tax asset, net	209,478	(81,236)	128,242

	December 31, 2016	December 31, 2015

Opening balance	128,242	209,478
Net change in the year:
- corresponding entry to the income statement	(60,667)	(50,024)
- corresponding entry to valuation adjustments to equity (Note 20 (b))	118,770	(31,212)

Total net change	58,103	(81,236)
Closing balance	186,345	128,242

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

(d)      Reconciliation of the effective tax rate

The amounts recorded as income tax and social contribution expenses in the financial statements are reconciled to the statutory rates, as shown below:

	December 31, 2016	December 31, 2015

Profit before income taxes	4,129,054	587,529
Statutory rate	34%	34%

Estimated expense at statutory rate	(1,403,878)	(199,760)
Tax benefit of interest on equity	245,637	56,172
Permanent differences
Provision – Law 4,819/58 (i)	(63,039)	(54,679)
Donations	(10,987)	(3,153)
GESP Agreement (note 10 (vii))	-	151,465
Other differences	50,311	(1,295)

Income tax and social contribution	(1,181,956)	(51,250)

Current income tax and social contribution	(1,121,289)	(1,226)
Deferred income tax and social contribution	(60,667)	(50,024)
Effective rate	29%	9%

(i)     Permanent difference related to the provision for actuarial liability (Note 20 b (iii)).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

19        19   Provisions

                (a)   Lawsuits and proceedings that resulted in provisions

(I) Balance sheet balances

The Company is party to a number of claims and legal proceedings arising in the normal course of business, including civil, tax, labor and environmental matters. Management recognizes provisions in the financial statements consistently with the recognition and measurement criteria established in Note 3.15. The ultimate timing and amounts of the payments depends on the outcome of the court cases. The provisions, net of escrow deposits are as follows:

	Provisions	Escrow deposits	December 31, 2016	Provisions	Escrow deposits	December 31, 2015
Customer claims (i)	572,210	(97,171)	475,039	561,061	(97,711)	463,350
Supplier claims (ii)	332,667	(251,510)	81,157	296,660	(217,625)	79,035
Other civil claims (iii)	131,286	(12,652)	118,634	124,833	(10,681)	114,152
Tax claims (iv)	69,898	(2,986)	66,912	62,812	(677)	62,135
Labor claims (v)	285,413	(3,202)	282,211	283,991	(3,073)	280,918
Environmental claims (vi)	150,084	(962)	149,122	83,520	(896)	82,624
Total	1,541,558	(368,483)	1,173,075	1,412,877	(330,663)	1,082,214

Current	730,334	-	730,334	631,890	-	631,890
Noncurrent	811,224	(368,483)	442,741	780,987	(330,663)	450,324

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

(II) Changes

	December 31, 2015	Additional provisions	Interest and inflation adjustment	Use of the accrual	Amounts not used (reversal)	December 31, 2016
Customer claims (i)	561,061	109,540	95,459	(87,334)	(106,516)	572,210
Supplier claims (ii)	296,660	12,885	43,679	(20,018)	(539)	332,667
Other civil claims (iii)	124,833	20,638	19,940	(8,080)	(26,045)	131,286
Tax claims (iv)	62,812	20,716	14,265	(4,621)	(23,274)	69,898
Labor claims (v)	283,991	51,408	29,419	(37,072)	(42,333)	285,413
Environmental claims (vi)	83,520	68,485	23,508	-	(25,429)	150,084
Subtotal	1,412,877	283,672	226,270	(157,125)	(224,136)	1,541,558
Escrow deposits	(330,663)	(38,269)	(27,153)	9,601	18,001	(368,483)
Total	1,082,214	245,403	199,117	(147,524)	(206,135)	1,173,075

	December 31, 2014	Additional provisions	Interest and inflation adjustment	Use of the accrual	Amounts not used (reversal)	December 31, 2015
Customer claims (i)	638,637	34,868	96,735	(92,203)	(116,976)	561,061
Supplier claims (ii)	260,854	7,062	39,143	(5,837)	(4,562)	296,660
Other civil claims (iii)	126,403	13,022	20,643	(12,778)	(22,457)	124,833
Tax claims (iv)	55,554	1,501	8,557	(266)	(2,534)	62,812
Labor claims (v)	235,466	114,499	27,231	(23,431)	(69,774)	283,991
Environmental claims (vi)	226,404	17,072	16,247	(8,081)	(168,122)	83,520
Subtotal	1,543,318	188,024	208,556	(142,596)	(384,425)	1,412,877
Escrow deposits	(322,971)	(16,892)	(21,791)	26,061	4,930	(330,663)
Total	1,220,347	171,132	186,765	(116,535)	(379,495)	1,082,214

(b)      Lawsuits deemed as contingent liabilities

The Company is party to lawsuits and administrative proceedings relating to environmental, tax, civil and labor claims, which are assessed by Management as contingent liabilities and, therefore, no provision was recorded. They are represented as follows:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

	December 31, 2016	December 31, 2015
Customer claims (i)	306,500	414,700
Supplier claims (ii)	1,422,000	1,606,100
Other civil claims (iii)	709,400	683,000
Tax claims (iv)	1,143,000	945,400
Labor claims (v)	533,600	483,700
Environmental claims (vi)	3,317,600	1,277,600
Total	7,432,100	5,410,500

(c)      Explanation on the nature of main classes of lawsuits

(i)      Customer claims

Approximately 1,140 lawsuits were filed by commercial customers, which claim that their tariffs should correspond to other consumer categories, and 710 lawsuits in which customers claim a reduction in the sewage tariff due to losses in the system, consequently requesting the refund of amounts charged by the Company and 50 lawsuits in which customers plead the reduction in tariff under the category as “Social Welfare Entity”.  The Company was granted both favorable and unfavorable final decisions at several court levels and recognized provisions pursuant to item 3.15. The R$108,200 decrease in lawsuits deemed as contingent liabilities is mainly related to revision of expectations arising from court decisions in the period.

(ii)        Supplier claims

These claims include lawsuits filed by some suppliers alleging underpayment of monetary restatements, withholding of amounts related to the understated inflation rates deriving from Real economic plan, and the economic and financial imbalance of the agreements. These lawsuits are in progress at different courts and a provision is recognized pursuant to item 3.15. The R$184,100 decrease in lawsuits deemed as contingent liabilities is mainly related to the revision of expectation arising from decisions within the period.

(iii)      Other civil claims

These mainly refer to indemnities for property damage, pain and suffering, and loss of profits allegedly caused to third parties, filed at different court levels, dully accrued when classified pursuant to item 3.15.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

(iv)       Tax claims

Tax claims refer mainly to issues related to tax collections challenged due to differences in the interpretation of legislation by the Company's management, accrued pursuant to item 3.15. The R$197,600 increase in lawsuits deemed as contingent liabilities is mainly related to update of lawsuits in progress.

(a) In 2006, the Federal Revenue Service, by means of a tax execution, verified the Company’s compliance with the tax obligations related to income tax and social contribution for calendar year 2001, and issued a tax assessment adjusted through December 31, 2016 in the amount of R$50,203 (R$47,597 as of December 31, 2015).  The Company appealed this recognition and was granted a partial relief in the first administrative instance.  In December 2015, it filed a Voluntary Appeal against the part of the decision that was unfavorable to it.  Management considers that this administrative proceeding is deemed as a contingent liability

(b) The municipality of São Paulo through law revoked the services tax exemption which until them the company withheld and thereafter issued tax deficiency notices related to the sewage service and ancillary activities, in the updated amount of R$501,060 (R$430,268 as of December 31, 2015), which currently are subject-matter of Tax Foreclosures, deemed by the Management as contingent liabilities.  SABESP filed a writ of mandamus against this revocation, which was rejected, and currently is under phase of appealability of Extraordinary Appeal filed.  Writs of prevention and actions for annulment were also filed, aiming the suspension of enforceability of credits and the annulment of tax deficiency notices, as it understands that notwithstanding the exemption revocation, the sewage activities and ancillary activities are not included in the list of activities subject to taxation by municipality.  Since there is no final court decision on the merits, the Company’s Management deemed the proceeding as contingent liability.

(c) The Federal Revenue Service rejected some offset requests made by the Company for the extinction of IRPJ/CSLL payable, using favorable amounts, arising from undue payments of IRPJ/CSLL, which were paid based on monthly estimates.  The amount involved was adjusted through December 31, 2016 and is R$62,039 (R$57,612 as of December 31, 2015).  Management assessed the lawsuit as a contingent liability.

(d) The Company’s request for an authorization to offset taxes was rejected, overdue in the periods of July, August and September 2002 against the amount of IRPJ paid in excess in 1997 and 1998, due to inflation adjustment over the financial statements (Law 8,200/91), which was anticipated in 1996 due to an injunction, after excluded due discontinuance of proceeding and application of Provisional Measure 38/02.  The Administrative Council of Tax Appeals rejected the credit from 1997.  The amount involved was adjusted through December 31, 2016 and is estimated at R$49,682 (R$47,470 as of December 31, 2015).  Management assessed the lawsuit as a contingent liability.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

(e) On June 23, 2010, the Company and the municipality of São Paulo signed an agreement to provide water supply and sewage services.  The negotiation of this agreement led to the extinction of some judicial lawsuits,  but others were not part of the referred agreement, and lawsuit proceeds as usual.  The remaining judicial lawsuits deemed as contingent liabilities, classified pursuant to item 3.15, are mainly related to taxes and fines. As of December 31, 2016, the amounts of such judicial lawsuits were R$19,170 (R$17,772 as of December 31, 2015) and R$117,941 (R$87,650 as of December 31, 2015), respectively.

(f) In 2005, the Federal Revenue Service partially rejected the Company´s request of offsetting tax credits related to the Corporate Income Tax (IRPJ) and the Social Contribution on Net Income (CSLL) in the amount of approximately R$56,118, and R$8,659, respectively, which relate to the period from January to April 2003, for which the Company offset prior year IRPJ and CSLL negative balances.  The amounts not ratified by the authority of IRPJ and CSLL are R$11,164 and R$698, totaling R$11,862 million.  As the company was granted a partial relief in this matter, it considered the updated amount of R$8,010 as of December 31, 2016 (R$7,636 as of December 31, 2016) as a contingent liability and accrued R$1,366 (R$1,302 as of December 31, 2015) pursuant to item 3.15.

(g) SABESP filed two writs of mandamus pleading the declaration of unconstitutional municipal laws that levy the collection of taxes deriving from the use of public areas in the water and  sewage  network  installation for  the rendering of basic sanitation public utilities.  The first writ of mandamus was judged groundless at the lower court and the Court of Justice of São Paulo, in the appeal's records, partially granted relief to recognize the impossibility of charging the monthly contribution, due to unconstitutionality, deeming as valid the need of security and other requirements to issue the Statement of Use Permit– TPU, however, this decision had no effect since the rules, subject-matter of the first writ of mandamus were revoked.  The second writ of mandamus was granted partial relief to prohibit the enforceability of public price and the security for the use of public areas deriving from the municipal laws.  The municipality’s appeal was rejected and is pending judgment at the higher court. Management considered it as a contingent liability, but was not able to estimate the amount involved, given the specificities of the lawsuit.

(v)          Labor claims

The Company is a party to labor lawsuits, involving issues such as overtime, shift schedule, health hazard premium and hazardous duty premium, prior notice, change of function, salary equalization, service outsourcing and other. Part of the amount involved is in provisional or final execution at various court levels, and thus is classified pursuant to item 3.15, and accordingly, accrued. The R$49,900 increase in lawsuits deemed as contingent liabilities is mainly due to the increase in the number of lawsuits filed, revision of expectations and updates on lawsuits in progress.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

(vi)       Environmental claims

Environmental claims refer to several administrative proceedings and lawsuits filed by government entities, including Companhia de Tecnologia de Saneamento Ambiental – Cetesb and the Public Prosecution Office of the State of São Paulo, that aim affirmative and negative covenants and penalty is estimated due to failure to comply in addition to the imposition of indemnity due to environmental damages allegedly caused by the Company.  The amounts accrued represent the best estimate of the Company at this moment, however, may differ from the amount to be disbursed as indemnity to alleged damages, in view of the current stage of referred proceedings. The R$66,498 increase in accrued lawsuits, pursuant to item 3.15 (net of escrow deposits), is mainly related to two new claims, in addition to the updates on lawsuits in progress. The R$2,040,000 increase in lawsuits deemed as contingent liabilities was mainly due to the addition of a new proceeding in the amount of R$1,969,247. For disclosure purposes, this sum refers to the amount claimed by the opposing party. It has not yet been possible to estimate the amounts involved by the Company, given the initial stage of the lawsuit.

Among the main lawsuits the Company is involved, there are public civil actions the subject-matters of which are: a) sentence SABESP to restrain itself from discharging or releasing sewage without due treatment; b) invest in the water and sewage treatment system of the municipality, under the penalty of paying a fine; c) payment of indemnity due to environmental damages, amongst others.

(d)      Other concession-related legal proceedings

The Company is party in concessions-related proceedings, cases in which it can lose the right of operating water supply and sewage collection services in few municipalities, such as follows:

(a) The municipality of Cajobi filed an action to recover possession against SABESP, which was granted relief to maintain the municipality in the possession of water and sewage assets. It is currently awaiting the decision on the internal Interlocutory Appeal filed against the decision that denied the Special Appeal. Meanwhile, SABESP has filed a motion for expedited discovery against the municipality of Cajobi aiming at the enumeration and appraisal of assets, rights and equipment inherent in reversible and non-reversible services, without prejudice to the verification of other amounts, in accordance with concession agreement 03/94, which is in the forensic accounting stage and will support the subsequent filing of an action for damages. This is considered as a contingent liability;

(b) The Company filed a repossession action against the municipality of Álvares Florence, which was deemed groundless in an unappealable judgement on June 3, 2015, and the operation is not maintained. SABESP also filed an action for damages, distributed on February 3, 2016, claiming the payment of an amount corresponding to the  sum of all assets reversed with the resumption of the services, in accordance with the terms in the agreement. After the defense and specification of evidence, the claim was partially granted on September 22, 2016 and SABESP filed an appeal. This is considered as a contingent asset;

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

(c) The municipality of Macatuba filed an action to recover possession against SABESP, which was granted relief.  SABESP does not operate in the municipality and the probability of it returning to operate in the municipality is remote. Meanwhile, SABESP has filed an ordinary proceeding requesting the payment by the municipality of indemnity for the portions of the investments related to non-amortized or depreciated reversible assets.  The action is in the forensic accounting stage, and is deemed as a contingent liability.  In this same action, the municipality of Macatuba counterclaimed because it believes that SABESP earned, through the collection of tariffs, more than the amount invested in the water and sewage system, requesting that the Company be sentenced to pay an indemnity to be calculated by forensic experts, which is deemed as a contingent liability;

(d) The Company filed an action to maintain possession against the municipality of Iperó, which was deemed groundless. In view of the formalization of a Program Agreement between SABESP and the municipality, on October 13, 2016, SABESP and the municipality filed a motion to dismiss the lawsuit and the agreement was ratified in court on December 6, 2016;

(e) The municipality of Embaúba filed a repossession action against SABESP, which was granted relief to maintain the municipality in the possession of water and sewage assets and was issued a final and unappealable judgment on May 29, 2015.  The indemnity action was judged groundless in first instance.  The Company is currently awaiting the sentence on the appeal, which is deemed as a contingent liability;

(f)  The municipality of Araçoiaba da Serra filed a repossession action against SABESP, which was granted relief to maintain the municipality in the possession of water and sewage assets and was issued a final and unappealable judgment.  SABESP filed an indemnity action against the municipality, which is in progress, in the forensic expert stage, which is deemed as a contingent liability;

(g) The municipality of Itapira filed a repossession action against SABESP, which was granted relief to maintain the municipality in the possession of water and sewage assets.  SABESP filed an indemnity action against the municipality and, at the same time, requested a provisional relief, which was rejected in the lower court. SABESP filed an appeal and this decision was upheld in the other courts. While the relief was being litigated, the main lawsuit was pending. We are currently awaiting a decision from the court on the continuity of this lawsuit, which is deemed as a contingent liability;

(h) The municipality of Tuiuti, through a declaratory judgment action, obtained the right to remain in charge of water and sewage services. x However, in a counter-claim, the municipality was sentenced to pay an indemnity, to be restated as of March 1996, as a final decision that became an execution object by SABESP.  As of December 7, 2016, an official communication was issued requesting the payment of the award. SABESP no longer operates in the municipality.  In the counter-claim, we consider it as a contingent liability.

The amount of the intangible assets related to the municipalities mentioned in the lawsuits mentioned above is R$28.273 as of December 31, 2016 (December 31, 2015 – R$33,502).  If any of these municipalities is awarded a final and unappealable favorable sentence, allowing it to repossess sanitation service assets and operations, the Brazilian legislation provides for the indemnity of the Company’s investments.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

(e)      Guarantee insurance for escrow deposit

During the second quarter of 2015, the Company contracted guarantee insurance for escrow deposit totaling R$500 million. Such insurance will be used in legal claims where instead of making immediate cash disbursement by the Company, such insurance is used until the conclusion of these proceedings or up to three-year effectiveness term of the agreement.

In 2016, the Company used R$134,377 of the total contracted amount (R$238,540 in 2015).

20          Employees benefits

(a)      Health benefit plan

The health benefit plan is managed by Sabesprev and consists of optional, free choice, health plans sponsored by contributions of SABESP and the active participants, as follows:

.     Company: 7.3% (December 31, 2015 – 7.4%) on average, of gross payroll;

.     Participating employees: 3.21% of base salary and premiums, equivalent to 2.6% of payroll, on average.

(b)      Pension plan benefits

	December 31, 2016	December 31, 2015
Funded plan – G1 (i)
Present value of defined benefit obligations	2,465,721	2,252,204
Fair value of the plan assets	(1,712,551)	(1,586,930)

Net liabilities recognized for defined benefit obligations	753,170	665,274

Unfunded plan – G0 (iii)
Present value of defined benefit obligations	2,512,080	2,166,942

Net liabilities recognized for defined benefit obligations	2,512,080	2,166,942

Liability as per statement of financial position – pension obligations (*)	3,265,250	2,832,216

The increase of liabilities in 2016 is mainly due to the decrease in the discount rate to the G1 and G0 plans to 5.74% and 5.71% in 2016, versus 7.23% and 7.25% in 2015, respectively.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

Pursuant to CPC33 (R1) and IAS19, the Company recognizes (gains)/losses, due to changes in assumptions under equity, as valuation adjustments to equity, as shown below:

	G1 Plan	G0 Plan	Total
As at December 31, 2016
Actuarial gains/(losses) on obligations	(541,783)	(241,711)	(783,494)
Gains/(losses) on financial assets	192,458	-	192,458
Total gains/(losses)	(349,325)	(241,711)	(591,036)
Deferred income tax and social contribution - G1 Plan	118,770	-	118,770
Valuation adjustments to equity	(230,555)	(241,711)	(472,266)

	G1 Plan	G0 Plan	Total
As at December 31, 2015
Actuarial gains/(losses) on obligations	228,191	(24,224)	203,967
Gains/(losses) on financial assets	(136,389)	-	(136,389)
Total gains/(losses)	91,802	(24,224)	67,578
Deferred income tax and social contribution - G1 Plan	(31,212)	-	(31,212)
Valuation adjustments to equity	60,590	(24,224)	36,366

(i)          G1 Plan

The Company sponsors a defined benefit pension plan for its employees ("G1 Plan"), which is managed by Sabesprev, receives similar contributions established in a plan of subsidy of actuarial study of Sabesprev, as follows:

•    1.21% of the portion of the salary of participation up to 20 salaries; and

•    10.24% of the surplus, if any, of the portion of the salary of participation over 20 salaries.

As of December 31, 2016, SABESP had a net actuarial liability of R$753,170 (R$665,274 as of December 31, 2015) representing the difference between the present value of the Company's defined benefit obligations to the participating employees, retired employees, and pensioners; the fair value of the plan’s assets.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

	2016	2015
Defined benefit obligation, beginning of the year	2,252,204	2,249,794
Current service cost	35,845	46,355
Interest cost	285,227	286,735
Actuarial (gains)/losses recorded as other comprehensive income	541,783	(228,191)
Effect of the plan migration – early reduction/curtailment	(525,992)	-
Benefits paid	(123,346)	(102,489)

Defined benefit obligation, end of the year	2,465,721	2,252,204

Below, the change of fair value of the plan during the year:

	2016	2015
Fair value of the plan’s assets, beginning of the year	1,586,930	1,573,723
Expected return on the plan assets	201,779	205,981
Expected Company’s contributions	23,046	23,052
Expected participants’ contributions	23,525	23,052
Benefits paid	(123,347)	(102,489)
Actuarial gains/(losses) recorded as other comprehensive income	192,458	(136,389)
Effect of the plan migration – early reduction/curtailment	(191,840)	-
Fair value of the plan’s assets, end of the year	1,712,551	1,586,930

(Deficit)/Surplus	(753,170)	(665,274)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

The amounts recognized in the income statement are as follows:

2016
Current service cost	13,562
Interest cost rate	285,227
Expected return on the plan assets	(201,778)
Total expenses	97,011

In 2016, the expenses related to defined pension plan amounting to R$60,263, R$7,982 and R$24,557, were recorded in operating costs, selling and administrative expenses.  The amount of R$4,209 was capitalized in assets.

Early reduction (Curtailment)

In order to remedy the deficit referring to the G1 Defined Benefit Pension Plan (BD), as of August 2016, SABESP and Sabesprev continued with the migration process whereby 3,572 participants chose to change from a defined benefit plan to a Defined Contribution Pension Plan - “Sabesprev Mais”.  The process was carried out based on the exact terms of the migration started in 2010, i.e. it resumed migrations without changing any clause and in compliance with the rules in the regulation.

The Company recorded a gain due to the migration process (“curtailment”), with the partial settlement of the present value of the defined benefit liabilities and the fair value of the plan’s assets, in the amount of R$334,152, and paid R$30,891 corresponding to non-recurring contribution and incentive to the participants who migrated in August 2016.

Estimated expenses	2017
Current service cost	17,582
Interest cost rates	260,409
Participants contribution	(52,675)
Net profitability on financial assets	(183,689)
Expense to be recognized by the employer	41,627

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

Actuarial assumptions:

	2016	2015

Discount rate – actual rate (NTN-B)	5.74% p.a.	7.23% p.a.
Inflation rate	4.87% p.a.	6.49% p.a.
Expected rate of return on assets	10.89% p.a.	14.19% p.a.
Future salary increase	6.97% p.a.	8.62% p.a.
Mortality table	AT-2000	AT-2000

The number of active participants as of December 31, 2016 was 4,547 (8,130 as of December 31, 2015), and of inactive participants was 6,896 (6,956 as of December 31, 2015).

The benefit to be paid of G1 pension plan, expected for 2017 is R$152,638.

The contributions of the Company and participants of Plan G1 in 2015 were R$24,288 (R$23,651 in 2015) and R$21,895 (R$24,216 in 2015), respectively.

As of December 2016, the Company pays the actuarial deficit for the G1 pension plan with an initial contribution of R$2,963.

         Sensitivity analysis of the defined benefit pension plan as of December 31, 2016 regarding the changes in the main assumptions are:

Funded plan – G1	Change in assumption	Impact on present value of the defined benefit obligations
Discount rate	Increase of 1.0%	Decrease of R$248,941
	Decrease of 1.0%	Increase of R$290,801
Wage increase rate	Increase of 1.0%	Increase of R$40,775
	Decrease of 1.0%	Decrease of R$35,314
Life expectation	Increase of 1 year	Increase of R$31,478
	Decrease of 1 year	Decrease of R$42,306

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

Plan’s assets

The plan investment policies and strategies are aim at getting consistent returns and reduce the risks associated to the utilization of financial assets available on the Capital Markets through diversification, considering factors, such as the liquidity needs and the long-term nature of the plan liability, types and availability of financial instruments in the local and international markets, general economic conditions and forecasts as well as requirements under the law.  The plan's asset allocation management strategies are determined with the support of reports and analysis prepared by Sabesprev and independent financial advisors:

		December 31, 2016	December 31, 2015
Fixed income
- NTNBs		997,027	834,535
- NTNCs		141,405	141,104
- NTNFs		5,803	6,201
- LTNs		-	23,537
Government bonds in own portfolio	(a)	1,144,235	1,005,377
Fixed income fund quotas	(b)	95,854	99,664
Private credit investment fund quotas	(c)	139,665	129,317
Debentures		3,940	4,330
Total fixed income		1,383,694	1,238,688

Equities
Stocks investment fund quotas	(d)	180,721	174,794
Shares		15,467	2,121
Total equities		196,188	176,915

Structured investments
Equity investment fund quotas	(e)	76,680	89,165
Real estate investment fund quotas	(f)	18,428	25,885
Multimarket investment fund quotas	(g)	31,195	4,313
Total structured investments		126,303	119,363

Other	(h)	6,366	51,964

Fair value of the plan assets		1,712,551	1,586,930

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

(a) Fixed income: it is composed of government bonds issued by  the  National  Treasury, between  2024 and 2055.  These instruments are indexed by NTN-b indexed by IPCA (Extended Consumer  Price  Index),  NTN-c indexed by IGPM (General Market Price Index) and NTN-f which has a fixed index.

(b) Fixed Income Fund Quotas: investment funds that seek return on fixed income assets and shall have   at least, 80% of the portfolio in directly related assets, summed up via derivatives to the risk  factor.

(c) Private Credit Investment Fund Quotas: funds that seek return by means of the acquisition of operations representing corporate debts or disseminated receivables portfolios (rights or   bonds), originated and sold by several assignors who anticipate funds and have receivables from several business activities as guarantee.

(d)       Equities: equity fund composed of Brazilian companies’ stocks listed at  BM&FBovespa.

(e) Equity Investment Fund Quotas: it is composed of a closed-ended investment fund.  The assets under its management are destined to the acquisition of stocks, debentures, warrants or other securities convertible  or swappable into shares issued by publicly- or closely-held companies.

(f)  Real Estate Investment Fund Quotas: Funds investing in real estate projects (commercial buildings, shopping centers, hospitals, etc.).  The return on capital invested occurs by sharing the Fund’s  proceeds or sale of its quotas in the Fund.

(g) Multimarket  Investment  Fund  Quotas:  they  can  be  classified  as  Multimercados  Referenciados DI or Multimercado Long & Short, they seek a basic return of CDI or share arbitration, respectively.

(h) Other: Foreign investment (investment fund quotas in global companies’ stocks, mostly US companies), borrowings, real estate, operational liabilities, contingent liabilities, etc.

Restrictions with respect to asset portfolio investments, in the case of federal government securities:

i) papers securitized by the National Treasury will not be permitted;

ii) derivative instruments must be used for hedge.

Restrictions with respect to asset portfolio investments, in the case of variable-income securities for internal management, are as follows:

i) day-trade operations will not be permitted;

ii) sale of uncovered share is prohibited;

iii) swap operations without guarantee are  prohibited

iv) leverage will not be permitted, i.e., operations with derivatives representing leverage of  asset or selling  short, such operations cannot result in losses higher than   invested amounts.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

At the end of 2016, Sabesprev had in its investment portfolio debentures issued by the Company in the amount of R$3,937 (R$4,330 as of December 31, 2015).  The real estate held in the portfolio is not used by the Company.

The Brazilian capital market was positively affected in 2016 by the expectation of structural macroeconomic adjustments. The assets’ consolidated profitability came to 15.99% in 2016, exceeding its actuarial target, which stood at 12.44% in the same period. In 2015, profitability came to 12.82%.

Concerning Fixed Income, the strategies focused on government bonds prevailed, which had a appreciation given the above-mentioned expectation of approval of structural reforms.

Concerning Equities, following the same dynamics, shares of Brazilian companies traded on the BM&FBovespa appreciated, anticipating expected profit growth arising from a possible economic recovery. In 2016, the return of main Brazilian stock index, the Ibovespa, recorded 38.94%, against -13.31% in 2015.

Structured Investments depreciated slightly due to investments in Private Equity Funds, which require initial investments before generating the expected returns from the sale of the investees after development and appreciation.

Investments Abroad fell 15.6% in 2016, due to the depreciation of the U.S. Dollar against the real. The same portfolio valued by 50.4% in 2015.

(ii)        Private pension plan benefits – Defined contribution

As of December 31, 2016, Sabesprev Mais plan, based on defined contribution, had 9,453 active and assisted participants (5,213 as of December 31, 2015).

With respect to the Sabesprev Mais plan, the contributions from the sponsor represent 100% over the total basic contribution from the participants.  In 2016, expenses related to the obligation of defined contribution, totaling R$5,954, R$814 and R$2,601, were allocated to operating costs, selling expenses and administrative expenses.  The amount of R$1,381 was capitalized in assets. In August 2016, the Company concluded the migration process initiated in 2010 and paid R$30,891, corresponding to a non-recurring contribution and incentive to participants who migrated, and R$7,214, corresponding to the previous balance, related to the migration that began in 2010.

The Company has made contributions in the amount of R$10,750 in 2016 (R$9,472 as of December 31, 2015).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

(iii)    Plan G0

Pursuant to Law 4,819/58, employees who started providing services prior to May 1974 and were retired as an employee of the Company acquired a legal right to receive supplemental pension payments, which rights are referred as "Plan G0". The Company pays these supplemental benefits on behalf of the State Government and makes claims for reimbursements from the State Government, which are recorded as accounts receivable from related parties, limited to the amounts considered virtually certain that will be reimbursed by the State Government. As of December 31, 2016, the Company recorded a defined benefit obligation for Plan G0 of R$2,512,080 (R$2,166,942 as of December 31, 2015).

	2016	2015
Defined benefit obligation, beginning of the year	2,166,942	2,053,527
Current interest expense and service costs	282,117	248,054
Actuarial (gains)/losses recorded as other comprehensive income	241,711	24,224
Benefits paid	(178,690)	(158,863)

Defined benefit obligation, end of the year	2,512,080	2,166,942

The amounts recognized in the income statement are as follows:

2016

Current interest expense and service costs	282,117
Amount received from GESP (undisputed amount)	(96,709)
Total expenses	185,408

In 2016, the expense related to the defined benefit obligation under Plan G0 was recorded in administrative expenses.

Estimated expenses	2017

Interest cost rate	262,873
Expense to be recognized	262,873

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

The main actuarial assumptions used:

	2016	2015

Discount rate – actual rate (NTN-B)	5.71% p.a.	7.25% p.a.
Inflation rate	4.87% p.a.	6.49% p.a.
Future salary increase	6.97% p.a.	8.62% p.a.
Mortality table	AT-2000	AT-2000

The number of active participants of Plan - Go as of December 31, 2016 was 13 (15 as of December 31, 2015). The number of beneficiaries, retirees and survivors as of December 31, 2016 was 2,200 (2,186 as of December 31, 2015).

The benefit payable from the Go pension plan expected for 2016 is R$186,997.

The sensitivity analysis of defined benefit pension plan as of December 31, 2016 to the changes in the main assumptions is:

Plan – G0	Changes in assumption	Impact on present value of the defined benefit obligations
Discount rate	Increase of 1.0%	Decrease of R$223,664
	Decrease of 1.0%	Increase of R$263,501
Wages growth rate	Increase of 1.0%	Increase of R$271,054
	Decrease of 1.0%	Decrease of R$233,253
Life expectation	Increase of 1 year	Increase of R$67,572
	Decrease of 1 year	Decrease of R$68,100

(c)      Profit sharing

The Company has a profit sharing program in accordance with an agreement with labor union and SABESP. The period covered represents the Company fiscal year, commence in January to December. The limit of the profit sharing is one month salary for each employee, depending on performance goals reached.  As of December 31, 2016, the Program’s balance payable was recorded under “salaries, payroll charges and social contributions” in the amount of R$83,687 (R$76,634 as at December 31, 2015).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

21           Services payable

The services account records the balances payable, mainly from services received from third parties, such as supply of electric power, reading of hydrometers and delivery of water and sewage bills, cleaning, surveillance and security services, collection, legal counsel services, audit, marketing and advertising and consulting services, among others.  This account also records the amounts payable from the percentage in the revenues of São Paulo local government (Note 14 (d) (v)).  The balances as of December 31, 2016 and 2015 were R$460,054 and R$387,279, respectively.

22           Equity

(a)         Authorized capital

The Company is authorized to increase capital by up to R$15,000,000 (R$15,000,000 as of December 31, 2015), based on a Board of Directors' resolution, after submission to the Fiscal Council.

In the event of capital increase, issue of convertible debentures and/or warrants by means of private subscription, shareholders will have preemptive right in the proportion of number of shares held, pursuant to Article 171 of Law 6,404/76.

(b)         Subscribed and paid-in capital

Subscribed and paid-in capital is represented by 683,509,869 registered, book-entry common shares without par value as of December 31, 2016 and 2015, held as follows:

	December 31, 2016		December 31, 2015
	Number of shares	%	Number of shares	%
State Department of Finance	343,524,285	50,26%	343,524,285	50.26%
Companhia Brasileira de Liquidação e Custódia	206,955,305	30,28%	199,719,739	29.22%
The Bank of New York ADR Department (equivalent in shares) (*)	132,401,813	19,37%	139,637,913	20.43%
Other	628,466	0,09%	627,932	0.09%

	683,509,869	100,00%	683,509,869	100.00%

(*)       each ADR corresponds to 1 share.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

(c)          Distribution of earnings

Shareholders are entitled to a minimum mandatory dividend of 25% of the adjusted net income under Brazilian GAAP, calculated according to the Brazilian corporate law.  The dividends do not bear interest and the amounts not claimed within three years from the date of the Shareholders' Meeting that approved them mature in favor of the Company.

2016
Profit for the year	2,947,098
(-) Legal reserve - 5%	(147,355)

2,799,743

Minimum mandatory dividend – 25% (R$1.0240 per share)	699,936

On April 29, 2016, the Shareholders’ General Meeting approved the distribution of dividends as interest on capital amounting to R$149,893, for the 2015 fiscal year.  Therefore, the amount of R$22,527 related to the surplus minimum mandatory dividends of 25%, set forth in the Bylaws, recorded in the 2014 equity under “Additional proposed dividends” was transferred to current liabilities.  These amounts started being paid in June 2016.

The Company proposed dividends as interest on capital in the amount of R$699,936 and additional proposed dividends in the amount of R$123,557, totaling R$823,493, corresponding to R$1.2048 per common share, to be resolved on the Shareholders’ Meeting to be held on April 29, 2017.

The Company declared dividends payable as interest on capital in the amount of R$699,936, which considers the minimum dividend amount set forth in the Bylaws.  The amount exceeding the minimum mandatory dividend due in the year of R$123,557 was reclassified into equity to the “Additional proposed dividends” account, this amount includes the withholding income tax of R$60,838.

Pursuant to CVM Resolution nº 207/1996, the Company imputed interest on capital to the minimum dividend by its net value of withholding income tax.  The amount of R$60,838 referring to the withholding income tax was recognized in current liabilities, in order to comply with tax liabilities related to the credit of interest on capital.

The interest on capital balance payable as of December 31, 2016, totaling R$700,034, refers to the amount of R$699,936 declared in 2016, net of withholding income tax and R$98 declared in previous years.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

(d)         Legal reserve

Earnings reserve - legal reserve is a requirement for all Brazilian corporations and represents accrual of 5% of annual net income determined based on Brazilian law, up to 20% of capital.  However, we are not required to make any allocations to our legal reserve in a year in which the legal reserve, when added to our other established capital and earnings reserves, exceeds 30% of our capital stock.  The amounts allocated to such reserve may only be used to increase our capital stock or to offset losses and are not available for the payment of dividends.

(e)          Investments reserve

Earnings reserve - investments reserve is specifically formed by the portion corresponding to own funds assigned to the expansion of the water supply and sewage treatment systems, based on capital budget approved by the Management.

As of December 31, 2016 and 2015, the balance of investment reserve totaled R$5,249,830 and R$3,273,580, respectively.

Pursuant to Paragraph four of Article 28 of the by-laws, the Board of Directors may propose to the Shareholders’ Meeting that the remaining balance of profit for the year, after deducting the legal reserve and minimum mandatory dividends, be allocated to an investment reserve that will comply with the following criteria:

I-   its balance, jointly with the balance of the other earnings reserves, except for reserves for contingencies and realizable profits, may not exceed the   capital stock;

II- the reserve is intended to guarantee the investment plan and its balance may be used:

a) to absorb losses, whenever necessary;

b)  to distribute dividends, at any moment;

c)   in share redemption, reimbursement or purchase transactions authorized by    law;

d)  in incorporation to the capital stock.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

(f) Allocation of profit for the year

		2016
Profit
(+)	Profit for the year	2,947,098
(-)	Legal reserve – 5%	147,355
(-)	Minimum mandatory dividends	699,936
(-)	Additional proposed dividends	123,557
Investment reserve recorded in 2016		1.976.250

The Management will send for approval at the Shareholders’ Meeting, a proposal to transfer the retained earnings balance, in the amount of R$1,976,250 to the Investment Reserve account, in order to meet the investment needs foreseen in the Capital Budget.

(g)      Retained earnings

Retained earnings (accumulated losses): the statutory balance of this account is zero as all retained earnings must be distributed or allocated to an earnings reserve.

(h)      Other comprehensive loss

Gains and losses arising from changes in the actuarial assumptions are accounted for as equity valuation adjustments, net of income tax and social contribution effects.  See Note 20 (b), the breakdown of amounts recorded in 2016 and 2015.

	G1	G0	Total

Balance as of December 31, 2015	65,470	(418,852)	(353,382)
Actuarial gains/(losses) for the year (Note 20 (b))	(230,555)	(241,711)	(472,266)
Balance as of December 31, 2016	(165,085)	(660,563)	(825,648)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

23           Earnings per share

Basic and diluted

Basic earnings per share is calculated by dividing the equity attributable to Company’s owners by the weighted average number of outstanding common shares during the year.  The Company does not have potentially dilutive common shares outstanding or debts convertible into common shares.  Accordingly, basic and diluted earnings per share are equal.

	2016	2015

Equity attributable to Company’s owners	2,947,098	536,279
Weighted average number of common shares issued	683,509,869	683,509,869

Basic and diluted earnings per share (reais per share)	4.31	0.78

24          Business segment information

In 2016, the Company started to provide water connections only to customers (residential, commercial and industrial) who also requested a connection to the sewage system. Prior to that, the Company offered water connections even if the customer did not request a sewage connection.

The objective of this measure, which has been applied to all municipalities operated by SABESP, is to reduce the pollution caused by the disposal of sewage in streams, rivers, beaches and phreatic zones, and to expand the benefits to the environment and the health of the population.

The decision to offer water connections only to customers who also connect to the sewage system was taken by the main operating decision maker, which in the case of SABESP is the Board of Executive Officers, since it believes that the Company must provide sanitation services rather than individual water and sewage services only.

This structural change in the business has also changed the focus on decision making. In this way, the analysis of the activities was carried out on a consolidated basis, i.e., the Company has only one operating segment – sanitation – rather than the previously presented segments, water and sewage, as shown below:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

Result

	2016
	Sanitation	Reconciliation to the financial statements	Balance as per financial statements
Gross operating income	11,122,232	3,732,877	14,855,109
Gross sales deductions	(756,901)	-	(756,901)
Net operating income	10,365,331	3,732,877	14,098,208
Costs, selling and administrative expenses	(7,026,699)	(3,651,364)	(10,678,063)
Income from operations before other operating expenses, net and equity accounting	3,338,632	81,513	3,420,145
Other operating income / (expenses), net			4,722
Equity accounting			4,740
Financial result, net			699,447
Income from operations before taxes			4,129,054
Depreciation and amortization	1,146,626	-	1,146,626

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

	2015 (Restated)
	Sanitation	Reconciliation to the financial statements	Balance as per financial statements
Gross operating income	8,946,825	3,336,716	12,283,541
Gross sales deductions	(571,972)	-	(571,972)
Net operating income	8,374,853	3,336,716	11,711,569
Costs, selling and administrative expenses	(5,550,122)	(3,263,808)	(8,813,930)
Income from operations before other operating expenses, net and equity accounting	2,824,731	72,908	2,897,639
Other operating income / (expenses), net			143,755
Equity accounting			2,597
Financial result, net			(2,456,462)
Income from operations before taxes			587,529
Depreciation and amortization	1,074,032	-	1,074,032

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

Explanation on the reconciliation items for the Financial Statements.

The impacts on gross operating income and costs are as follows:

	2016	2015

Gross revenue from construction recognized under ICPC 1 (R1) (a)	3,732,877	3,336,716
Construction costs recognized under ICPC 1 (R1) (a)	(3,651,364)	(3,263,808)

Construction margin	81,513	72,908

(a)    Revenue from concession construction contracts is recognized in accordance with CPC 17 (R1), Construction Contracts (IAS 11), using the percentage-of-completion method. See Notes 14 (c) and (f).

25          Insurance

The Company has insurance that covers fire and other damage to its assets and office buildings, and liabilities to third parties, among others. It also has civil liability insurance for the members of the Board of Directors and Board of Executive Officers (“D&O insurance”) and guarantee insurance for escrow deposit (as described in Note 19 (e)) and traditional guarantee insurance. The Company contracts insurance through biddings processes with the participation of the main Brazilian and international insurance companies that operate in Brazil.

As of December 31, 2016, the Company’s insurance coverage is as follows:

Amount insured

Specified risks – fire	2,007,040
Engineering risk	1,814,000
Guarantee insurance for escrow deposit	500,000
Traditional guarantee insurance	100,000
Civil liability– D&O (Directors and Officers)	100,000
Civil liability – works	71,590
Domestic and international transportation	55,040
Civil liability – operations	3,000
Other	29
Total	4,650,699

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

26          Operating revenue

(a)   Revenue from water and sewage services:

	2016	2015

Metropolitan region of São Paulo	7,749,694	6,021,949
Regional Systems (i)	3,372,538	2,924,876
Total (ii)	11,122,232	8,946,825

(i)  Including the municipalities operated in countryside and at the coast of the State of São Paulo.

(ii)       The gross operating revenue from water and sewage, totaling R$11,122,232, not including construction revenue, increased by R$2,175,407, or 24.3%, when compared to the R$8,946,825 recorded in 2015.

The main factors responsible for the increase were the 15.2% tariff adjustment (7.8% ordinary tariff adjustment and 6.9% extraordinary tariff revision) since June 2015, the 8.4% tariff adjustment since May 2016 and an increase of 4.4% in the Company’s total billed volume in 2016 compared to 2015.

Revenue was also impacted by the Water Consumption Reduction Incentive Program (Bonus), decreasing from R$926,057 in 2015 to R$187,405 in 2016, and by the application of the Contingency Tariff, from R$499,730 in 2015 to R$224,724 in 2016.

SABESP’s Water Consumption Reduction Incentive Program (Bonus) and Contingency Tariff (Tax)

ARSESP Resolution 469/2014 approved SABESP’s Water Consumption Reduction Incentive Program (“Bonus”), designed to offer an economic incentive to encourage the Greater São Paulo population to reduce water consumption. The measure was adopted given the record high temperatures and the lack of rain that caused the water crisis in 2014 and 2015.

On January 7, 2015, ARSESP published the Resolution nº 545, through which it authorizes the contingency tariff to the users whose monthly consumption exceeds the average seen in the period between February 2013 and January 2014.

As of March 30, 2016, ARSESP published Resolutions 640 and 641, which respectively cancelled the application of the Contingency Tariff (Tax) and SABESP’s Water Consumption Reduction Incentive Program (“Bonus”) as of May 1, 2016.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

(b)    Reconciliation between gross operating income and net operating income:

	2016	2015

Revenue from water and sewage services	11,122,232	8,946,825
Construction revenue (Note 14 (c))	3,732,877	3,336,716
Sales tax	(756,901)	(571,972)
Net revenue	14,098,208	11,711,569

27           Operating costs and expenses

	2016	2015
Operating costs
Salaries, payroll charges and benefits	1,718,199	1,503,383
Pension obligations	(131,469)	75,247
Construction costs (Note 14 (c))	3,651,364	3,263,808
General supplies	173,224	172,561
Treatment supplies	279,150	269,294
Outside services	845,334	791,156
Electricity	932,435	815,164
General expenses	471,965	369,213
Depreciation and amortization	1,072,918	1,000,937
	9,013,120	8,260,763

Selling expenses
Salaries, payroll charges and benefits	271,690	237,848
Pension obligations	(17,941)	9,761
General supplies	3,585	3,692
Outside services	278,565	247,687
Electricity	751	770
General expenses	93,180	86,064
Depreciation and amortization	9,729	9,883
Bad debt expense, net of recoveries (Note 9 (c))	90,488	2,420
	730,047	598,125

Administrative revenue (expenses)
Salaries, payroll charges and benefits	194,357	182,215
Pension obligations	136,358	185,206
GESP Reimbursement – benefits paid (Note 10 (a) (vii))	-	(696,283)
General supplies	2,585	2,340
Outside services	154,926	123,802
Electricity	1,848	1,596
General expenses	289,862	11,467
Depreciation and amortization	63,979	63,212
Tax expenses	90,981	81,487
	934,896	(44,958)

Operating costs and expenses
Salaries, payroll charges and benefits	2,184,246	1,923,446
Pension obligations	(13,052)	270,214
GESP Reimbursement – benefits paid (Note 10 (a) (vii))	-	(696,283)
Construction costs (Note 14 (c))	3,651,364	3,263,808
General supplies	179,394	178,593
Treatment supplies	279,150	269,294
Outside services	1,278,825	1,162,645
Electricity	935,034	817,530
General expenses	855,007	466,744
Depreciation and amortization	1,146,626	1,074,032
Tax expenses	90,981	81,487
Bad debt expense, net of recoveries (Note 9 (c))	90,488	2,420
	10,678,063	8,813,930

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

28          Financial Income (Expenses)

	2016	2015
Financial expenses
Interest and charges on borrowings and financing – local currency	(317,379)	(326,315)
Interest and charges on borrowings and financing – foreign currency	(113,268)	(127,352)
Other financial expenses (i)	(86,372)	(149,902)
Income tax over international remittance	(18,823)	(20,389)
Inflation adjustment on loans and financing (ii)	(121,036)	(171,735)
Inflation adjustment on Sabesprev Mais deficit	(891)	(1,529)
Other inflation adjustments (iii)	(48,634)	(20,594)
Interest and inflation adjustments on provisions (iv)	(133,488)	(41,916)
Total financial expenses	(839,891)	(859,732)

Financial income
Inflation adjustment gains	152,154	166,887
Income on short-term investments (v)	209,376	170,551
Interest income (vi)	99,068	44,358
Cofins and Pasep	(23,535)	(7,947)
Other	11,647	21,385
Total financial income	448,710	395,234

Financial income (expenses), net before exchange rate changes	(391,181)	(464,498)

Net exchange gains (losses)
Exchange rate changes on borrowings and financing (vii)	1,090,466	(1,992,019)
Other exchange rate changes	(209)	(720)
Exchange gains	371	775
Exchange rate changes, net	1,090,628	(1,991,964)

Financial income (expenses), net	699,447	(2,456,462)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

(i)      Other  financial expenses decreased, especially due to the lower accounting of interest of the PPP agreement of Sistema Produtor Alto Tietê – CAB – SPAT.

(ii)    The inflation adjustment derives mainly from the lower variation of the IPCA in 2016, versus 2015 (6.29% and 10.67%, respectively). The exposures to this rate are shown in Note 5.1 (e).

(iii)   The increase was essentially due to the restatement of liabilities related to the commitments required by public-private partnerships and leases.

(iv)   The variation was mainly due to the recognition of higher interest and inflation adjustment on the 2016 lawsuits, due to the revision of the estimated probability of loss, arising from decisions that were unfavorable to the Company.

(v)     The increase is due to the higher average balance of investments in 2016 compared to 2015.

(vi)   The R$54,710 increase in interest income is essentially due to lower interest on installment agreements in 2015.

(vii)  The change in expenses mainly reflects the depreciation of the U.S. dollar against the real in 2016 (16.5% and 13.9%, respectively), compared to the appreciation presented in 2015 (47.0% and 45.9%, respectively).

29          Other operating income (expenses), net

	2016	2015

Other operating income, net	62,570	190,840
Other operating expenses	(57,848)	(47,085)

Other operating income (expenses), net	4,722	143,755

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

Other operating income is comprised by sale of property, plant and equipment, sale of contracts awarded in public bids, right to sell electricity, indemnities and reimbursement of expenses, fines and collaterals, property leases, reuse water, PURA projects and services.

Other operating income decreased by R$128.3 million, mainly due to: (i) the decline in revenue from property sales (R$47.4 million); (ii) the decrease in the sale of surplus electricity (R$42.8 million); (iii) the lower amount received from the State Program to Support Water Recovery (R$22.6 million); and (iv) lower income from contractual fines charged from suppliers (R$16.8 million).

Other operating expenses consist mainly of derecognition of concessions assets due to obsolescence, discontinued construction works, unproductive wells, projects considered economically unfeasible, losses on property, plant and equipment and exceeding cost of electricity sold.

30          Commitments

The Company has agreements to manage and maintain its activities, as well as agreements to build new projects aiming at achieving the objectives proposed in its target plan. Below, the main committed amounts as of December 31, 2016:

	1 year	1-3 years	3-5 years	More than 5 years	Total
Contractual obligations – Expenses	1,357,861	1,582,538	412,312	1,299,950	4,652,661
Contractual obligations – Investments	1,328,780	2,298,758	1,012,006	6,305,057	10,944,601
Total	2,686,641	3,881,296	1,424,318	7,605,007	15,597,262

The main commitment refers to São Lourenço PPP. See Note 14 (h).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

31           Supplemental cash flow information

	2016	2015

Total additions to intangible assets (Note 14 (b))	3,855,831	3,604,442

Items not affecting cash (see breakdown below)	(1,747,664)	(1,207,090)

Total additions to intangible assets as per statement of cash flows	2,108,167	2,397,352

Investments and financing operations affecting intangible assets but not cash:
Interest capitalized in the year (Note 14 (e))	700,743	466,544
Contractors payable	57,431	(57,041)
Program contract commitments	4,262	136,543
Public Private Partnership - São Lourenço PPP (Note 14 (h))	893,181	548,978
Leases	10,534	36,877
Construction margin (Notes 14 (f) and 24)	81,513	72,908
Other	-	2,281
Total	1,747,664	1,207,090

32          Events after the reporting period

  Tariff revision

As of January 19, 2017, the São Paulo State Sanitation and Energy Regulatory Agency (ARSESP) published ARSESP Resolution 706 that addresses the beginning of SABESP’s second ordinary tariff revision.

  Santa Branca

Since February 6, 2017, SABESP started providing sanitations services in Santa Branca. The agreement, signed on November 9, 2016, is valid for 30 years.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years ended December 31, 2016 and 2015

Amounts in thousands of reais, unless otherwise indicated

Executive Officers’ Statement on the Financial Statements

STATEMENT

The executive officers of Companhia de Saneamento Básico do Estado de São Paulo - SABESP, with Corporate Taxpayer’s ID (CNPJ/MF): 43.776.517/0001-80, with headquarters located at Rua Costa Carvalho, nº 300, Pinheiros, São Paulo, declare that, in compliance with Paragraph 1 of Article 25, items V and VI of CVM Rule 480 of December 7, 2009 that:

They revised, discussed and agreed with the financial statements for the year ended December 31, 2016.

São Paulo, March 27, 2017.

Companhia de Saneamento Básico do Estado de São Paulo – SABESP

/s/ Jerson Kelman

Chief Executive Officer

/s/ Rui de Britto Álvares Affonso

Chief Financial and Investor Relations Officer

/s/ Manuelito Pereira Magalhães Junior

Corporate Management Officer

/s/ Edison Airoldi

Technology, Project and Environment Officer

/s/ Paulo Massato Yoshimoto

Metropolitan Officer

/s/ Luiz Paulo de Almeida Neto

Regional Systems Officer

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Executive Officers’ Statement on the Report of Independent Registered Public Accounting Firm

STATEMENT

The executive officers of Companhia de Saneamento Básico do Estado de São Paulo - SABESP, with Corporate Taxpayer’s ID (CNPJ/MF): 43.776.517/0001-80, with headquarters located at Rua Costa Carvalho, nº 300, Pinheiros, São Paulo, declare that, in compliance with Paragraph 1 of Article 25, items V and VI of CVM Rule 480 of December 7, 2009 that:

They revised, discussed and agreed with the Report of Independent Registered Public Accounting Firm on the financial statements for the year ended December 31, 2016.

São Paulo, March 27, 2017.

Companhia de Saneamento Básico do Estado de São Paulo – SABESP

/s/ Jerson Kelman

Chief Executive Officer

/s/ Rui de Britto Álvares Affonso

Chief Financial and Investor Relations Officer

/s/ Manuelito Pereira Magalhães Junior

Corporate Management Officer

/s/ Edison Airoldi

Technology, Project and Environment Officer

/s/ Paulo Massato Yoshimoto

Metropolitan Officer

/s/ Luiz Paulo de Almeida Neto

Regional Systems Officer

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

FISCAL COUNCIL REPORT

The members of the Fiscal Council of COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP, undersigned hereinbelow, within their duties and legal responsibilities, analyzed the Financial Statements, the Annual Management Report and the Management Proposal for the Allocation of Income, for the fiscal year ended December 31, 2016 and based on analysis conducted by Management and the Audit Committee, also considering the Report of Independent Registered Public Accounting firm of KPMG Auditores Independentes, dated March 27, 2017, concluded that these are fairly presented, reason that they recommend to be sent for approval at the Shareholders’ Meeting.

São Paulo, March 27, 2017.

HUMBERTO MACEDO PUCCINELLI

JOALDIR REYNALDO MACHADO

JOSÉ ALEXANDRE PEREIRA DE ARAÚJO

MARIA ELVIRA LOPES GIMENEZ

RUI BRASIL ASSIS

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

AUDIT COMMITTEE’S SUMMARIZED ANNUAL REPORT - 2016

To the Board of Directors of

Companhia de Saneamento Básico do Estado de São Paulo

1.  PRESENTATION

The Audit Committee (Committee) of Companhia de Saneamento Básico do Estado de São Paulo – SABESP is a statutory body created at the Board of Directors’ Meeting of June 26, 2006 and is composed of three independent members of the Board of Directors. Pursuant to the U.S. Securities and Exchange Commission – SEC, the Committee performs its duty as SABESP’s Audit Committee, in conformity with provisions of the Sarbanes-Oxley Act.

The Committee reports to the Board of Directors and acts independently in the performance of its duties, working as an auxiliary and advisory body, without decision-making power or executive responsibilities. The Committee’s duties and responsibilities are performed in compliance with the applicable legal, statutory duties and defined in its Charter. The Committee’s responsibility is related to the review and monitoring, within its capacity of supervising the preparation processes and the publication of financial and audit reports.

The Committee’s assessments are based on information received from Management, from independent auditors, internal audit, those in charge of risk management and internal controls and its own analyses deriving from its oversight and monitoring duties.

At the Annual Shareholders’ Meeting held on April 29, 2016, Messrs. Jerônimo Antunes, Reinaldo Guerreiro and Francisco Vidal Luna were re-elected as members of the Board of Directors and at the Board of Directors’ Meeting of May 12, 2016 they were reallocated as members of the Committee, and Mr. Jerônimo Antunes was also reallocated as expert member, as the Committee’s coordinator.

At the Board of Directors’ Meeting held on September 30, 2016, the Independent Board Member Mr. Francisco Vidal Luna resigned from the position of member of the Audit Committee, and Mr. Luis Eduardo Alves de Assis was appointed as Independent Board Member to replace Mr. Luna.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

2. ACTIVITIES PERFORMED IN THE PERIOD

In the period between March 25, 2016 and March 27, 2017, the Committee held 26 meetings. These meetings involved SABESP’s officers, superintendents and managers. The minutes of the Committee’s meetings are handed over at the Board of Directors’ meetings, when the Committee’s Coordinator reports and points out to other Board members, when appropriate, the relevant issues identified in the Committee’s activities. The main activities performed were:

•     Review, approval and supervision of the Internal Audit’s work plan;

•     Approval of the Fraud Risk Assessment work plan;

•     Monitoring of the provisions and legal contingencies;

•     Monitoring of corporate risk management activities;

•     Monitoring of compliance activities;

•     Assessment and monitoring of Internal Controls efficacy;

•     Monitoring of Ombudsman activities;

•     Monitoring of verifications and complaints received via the Complaints Channel;

•     Supervision of independent auditor’s performance;

•     Monitoring of implementation of action plans, deriving from recommendations of Internal and Independent Auditors;

•     Identification and recommendation on processes improvement, during discussions with several areas involved, as well as the monitoring of these recommendations implementations;

•     Monitoring of the preparation process of financial statements, in conformity with the accounting practices adopted in Brazil and the International Financial Reporting Standards – IFRS issued by the International Accounting Standards Board - IASB; and

•     Review of the Quarterly Financial Information - ITR, the Annual Management Report, the Financial Statements, the Reference Form and the 20-F Form.

The Committee held three meetings jointly with SABESP’s Fiscal Council to review the Quarterly Financial Information for the quarters ended June 30 and September 30, 2016 and the Financial Statements for the fiscal year ended December 31, 2016.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

3. RECOMMENDATIONS TO IMPROVE BUSINESS PROCESSES

At the meetings held in the aforementioned periods with managers of the Company’s areas, several recommendations were given for corrective actions in control processes and business management. The pending issues and related replies to corrective actions are duly recorded in the minutes. The Committee periodically monitors the implementation of these improvements and the adjustments suggested.

4. ASSESSMENT OF EFFECTIVE INTERNAL CONTROL SYSTEMS

The methodology adopted by SABESP to analyze the internal controls is in conformity with the Internal Control - Integrated Framework, defined by The Committee of Sponsoring Organizations of the Treadway Commission (COSO) and the Sarbanes-Oxley Act.

SABESP’s Management is liable for designing and implementing internal control policies, processes and practices to enable the safeguarding of assets, the appropriate recognition of liabilities, the adhesion to the rules, integrity and accuracy of information.

The Internal Audit is liable for assessing the level of service or observance by all SABESP’s areas, internal control procedures and practices and if they have been effectively applied.

5. ASSESSMENT OF EFFECTIVE INDEPENDENT AND INTERNAL AUDITS

The Committee also maintains a regular channel of communication with internal and independent auditors, allowing a broad discussion on their work results, the accounting aspects and relevant internal controls, and as a result, it assesses as fully satisfactory the volume and the quality of information provided by these professionals, who support their opinion on the adequacy and integrity of internal controls systems and the financial statements. Furthermore, the Committee did not identify situations which could affect the objectivity and independence of independent auditors and/or the autonomy of internal auditor.

The agreement to render independent audit services of the financial statements entered into with Deloitte Touche Tohmatsu – DTT ended with the works of the quarterly information - ITR referring to the first quarter of 2016. As of the second quarter of 2016, KPMG Auditores Independentes is the audit firm in charge of analyzing the financial statements and issuing an opinion as to their preparation in conformity with the accounting practices adopted in Brazil and the International Financial Reporting Standards – IFRS issued by the International Accounting Standards Board - IASB.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

The Committee supported and encouraged SABESP’s Internal Audit to obtain the Quality Assessment certification granted by The Institute of Internal Auditors – IIA in 2016.

The Audit Committee monitored the activities carried out by Internal and Independent Auditors, whether by means of periodic meetings, or review of reports issued. Accordingly, the Audit Committee positively assesses the coverage and the quality of works performed by Internal and Independent Auditors, concerning the financial statements for the fiscal year ended December 31, 2016.

6.  EVALUATION AND QUALITY OF FINANCIAL STATEMENTS

Management is liable for defining and implementing the information systems which produce SABESP’s financial statements, in compliance with the Brazilian corporation law, the accounting practices, the standards issued by the Brazilian Securities Exchange Commission – CVM and the international financial reporting standards (IFRS), issued by the International Accounting Standards Board – IASB, and as listed at the New York Stock Exchange - NYSE, the compliance with the standards issued by the U.S. Securities and Exchange Commission - SEC and the Sarbanes-Oxley Act.

The Audit Committee held meetings in several occasions with those in charge of the accounting department to analyze the procedures, which involved the process of drawing up the financial statements for the fiscal year ended December 31, 2016.

Finally, it discussed with independent auditors the results of works, the Key Audit Matters described in its report and their conclusions on the auditing of referred financial statements, whose opinion is unqualified. The main issues discussed also referred to the accounting practices adopted in Brazil, as well as included recommendations and other notes to internal controls and presentation of the financial statements.

The Audit Committee verified that the financial statements are appropriate in relation to the accounting practices and the Brazilian Corporation laws, as well as in relation to the standards issued by the Brazilian Securities and Exchange Commission (CVM) and the international financial reporting standards (IFRS), issued by the International Accounting Standards Board – IASB and the standards issued by SEC and the Sarbanes-Oxley Act.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

7.  CONCLUSIONS

During conduction of works, the Committee has not identified any situation, which could affect the objectivity and independence of KPMG in relation to SABESP. Therefore, pursuant to the Audit Committee’s charter, the Committee informs the Board of Directors and that it is not aware of any type of relationship between KPMG and SABESP that may have affected its independence when executing the independent auditing of the financial statements for the fiscal year ended December 31, 2016.

The Committee also states that it did not identify any relevant divergence between SABESP’s Management, the Independent Registered Public Accounting Firm, KPMG and the Audit Committee itself in relation to the financial statements for the fiscal year ended December 31, 2016.

The Committee’s opinions and judgments rely on information provided by SABESP, particularly from Management, the Accounting and Legal Superintendence, Internal Audit, Risk and Compliance Management and other oversight boards, besides its Independent Registered Public Accounting Firm. In this regard, the Committee considers that all relevant issues it took cognizance were fairly reported in the Financial Statements for the year ended December 31, 2016 accompanied by the Independent Auditor’s Report with unqualified opinion. As a result, the Audit Committee advises the Board of Directors to approve referred audited financial statements.

São Paulo, March 27, 2017.

Jerônimo Antunes Coordinator and Financial Expert	Reinaldo Guerreiro Member	Luis Eduardo A. de Assis Member

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: April 11, 2017

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.